IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No.: 1:16-cv-00230-CMA-MJW

JOAN OBESLO,
ROYCE HORTON,
DANIEL FISHER,
NATHAN COMER,
STEVE MIGOTTI,
VALERIE MIGOTTI,
JAMES DIMAGGIO,
ANNE HALL,
CAROL A. REYNON-LONGORIA,
on behalf of GREAT-WEST FUNDS, INC.,

     Plaintiffs,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

     Defendant.

**DEFENDANT'S MOTION TO DISMISS THE FIRST AMENDED COMPLAINT
PURSUANT TO FED. R. CIV. P. 12(B)(6)**

TABLE OF CONTENTS

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<u>TABLE OF AUTHORITIES</u>

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Pursuant to Federal Rule of Civil Procedure 12(b)(6), Defendant Great-West Capital Management, LLC ("GWCM") moves to dismiss Plaintiffs' First Amended Complaint in its entirety. In support of its motion, Defendant states as follows:

CERTIFICATION OF CONFERRAL PURSUANT TO LOCAL RULE 7.1

Pursuant to Local Rule 7.1, the undersigned certifies that they have conferred with opposing counsel in a good faith effort to resolve the issues raised herein. Specifically, counsel had a meet-and-confer on April 25, 2016. Prior to the meet-and-confer, Defendant provided Plaintiffs with detailed notice of the deficiencies in the Original Complaint. *See* Exh. A, Letter to Michael Wolff from Sean Murphy, dated March 16, 2016. Plaintiffs chose to amend the Complaint but did not correct for these deficiencies. After the meet-and-confer, Defendant sent a letter to opposing counsel regarding the grounds for the current Motion to Dismiss on April 28, 2016. *See id.*; Exh. B, Letter to Michael Wolff from Sean Murphy, dated April 28, 2016. The issues could not be resolved despite good faith efforts, as Plaintiffs have chosen to stand on the First Amended Complaint.

INTRODUCTION

This is an action for allegedly "excessive" mutual fund fees in violation of Section 36(b) of the Investment Company Act of 1940 ("ICA"). That statute provides a limited remedy for a plaintiff who can meet the difficult burden of showing that the fund's adviser charged a fee that "is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining." *Jones v. Harris Assoc. L.P.*, 559 U.S. 335, 351 (2010) (adopting

standard in *Gartenberg v. Merrill Lynch Asset Mgmt.,* 694 F.2d 923, 928-29 (2d

Cir.1982)). Plaintiffs bring this action against Defendant GWCM to recoup allegedly

excessive fees paid by *63 different Great-West mutual funds* for which GWCM serves

as investment adviser. The Complaint should be dismissed for two reasons.

First, despite the fact that Plaintiffs currently own shares in only 17 Great-West

mutual funds, they purport to bring this action derivatively on behalf of 63 different

Great-West funds. Section 36(b)'s express terms require Plaintiffs to be "security

holders" of each fund on whose behalf they bring a claim, and the "case and

controversy" requirement of Article III of the U.S. Constitution requires Plaintiffs to have

a personal stake in the litigation. Here, Plaintiffs are not security holders in Great-West

mutual funds they do not own, they do not pay any fees in connection with those non-

owned funds and they would not benefit from any recovery by those funds in this action.

Courts have routinely dismissed Section 36(b) claims under Rule 12(b)(6) for lack of

statutory and constitutional standing in these exact circumstances.

Second, Plaintiffs have not pled sufficient facts to state a claim under Section

36(b). Because the Complaint purports to allege a claim against 63 different funds,

Plaintiffs do not allege the elements of a claim against any one fund. Instead, Plaintiffs

resort to "group pleading" tactics, making sweeping allegations that apply to "most

funds," "nearly all" or "half" the funds. Such blunderbuss allegations are insufficient to

survive dismissal, as Plaintiffs must make at least some showing that each fund's fees

are excessive. Highlighting the deficiency of the Complaint, Plaintiffs *make absolutely*

no mention of many of the 63 funds at issue. This is fatal to their claim. Even in those

instances where allegations are made about specific funds, the allegations are of the same type rejected by previous courts as insufficient.

FACTUAL BACKGROUND

A.   The Parties and The Funds

The Plaintiffs are currently shareholders in 17 different Great-West funds, but purport to bring this action on behalf of 63 different Great-West funds (collectively, "Great-West Funds"). (Compl. ¶¶ 1-2, 10-18.) Each of the 63 funds is a "series" within a broader investment company known as Great-West Funds, Inc., a registered investment company under the ICA. (Compl. ¶ 5; Original Compl. ¶ 28.) Each of the Great-West Funds is overseen by a four-person board of directors, three of whom are independent of GWCM (the "Board"). (Compl. ¶ 8.)

GWCM, a registered investment adviser under the ICA, acts as investment adviser to the Great-West Funds pursuant to an Investment Management Agreement dated May 1, 2015. (Compl. ¶ 22.) For its services, GWCM is paid according to a separate fee schedule for each fund, which currently varies from .10% to 1.05% of each fund's assets under management. (Compl. ¶ 28.)

B.   Mutual Funds and the Investment Company Act of 1940

"A mutual fund is a pool of assets, consisting primarily of [a] portfolio [of] securities, and belonging to the individual investors holding shares in the fund." *Jones*, 559 U.S. at 338. The management and operations of a mutual fund are typically externalized and contractually delegated to its investment adviser. Since the enactment of the ICA, courts have recognized the legal separation of a mutual fund and its adviser

and have acknowledged this distinction as a principal purpose of the ICA, which protects fund investors by maintaining a fund's independence from its adviser. *See* 15 U.S.C. §§ 80a-10(a)-(b), 80a-15(a)-(e); *Burks v. Lasker*, 441 U.S. 471, 480-85 (1979). The ICA creates a regulatory structure designed to safeguard the interests of fund shareholders. The statute entrusts "noninterested" directors or trustees sitting on a mutual fund's board (the "independent trustees") with the primary responsibility of protecting fund shareholders from any conflicts of interest with the fund's adviser. A majority of independent trustees, who represent the "cornerstone" of the ICA's efforts to check conflicts of interest, *Jones*, 559 U.S. at 339, must approve *annually* the compensation paid to the adviser. 15 U.S.C. § 80a-15(c); *accord Jones*, 559 U.S. at 340. To fulfill that obligation, the trustees must "request and evaluate" all information from the adviser reasonably necessary to evaluate the terms of the advisory contract with the funds. *See* 15 U.S.C. § 80a-15(c).

The ICA's reliance on independent trustees to manage potential conflicts of interest between a fund and its adviser is a central tenet of Section 36(b), which provides that an adviser owes a "fiduciary duty with respect to the receipt of compensation" from a mutual fund. 15 U.S.C. § 80a-35(b). The Supreme Court has made clear that to prove a breach of this duty, the plaintiff must meet the high burden of showing that the fee charged is "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining." *Jones*, 559 U.S. at 345-46. In making that inquiry, a court must consider—and give appropriate deference to—the role of the independent trustees in

approving that fee: "[A]pproval by the board of directors of such investment company of

such compensation or payments . . . shall be given such consideration by the court as is

deemed appropriate under all the circumstances." 15 U.S.C. 80a-35(b)(2). The statute

does not oblige the directors to negotiate the "'best deal' possible." *Krinsk v. Fund

Asset Mgmt., Inc.*, 875 F.2d 404, 409 (2d Cir. 1989). Nor does it authorize the court to

sit as a "super-trustee" or to second-guess informed board decisions. *See Jones*, 559

U.S. at 352. "[T]he court is not authorized 'to substitute its business judgment for that of

a mutual fund's board of directors in the area of management fees.'" *Gartenberg*, 694

F.2d at 928 (quoting S. Rep. No. 91-184 (1970); H.R. Rep. No. 91-1382 (1970)).

C.   GWCM's Advisory Services

Under the terms of the Investment Advisory Agreement, GWCM is obligated to

provide the following services to the Great-West Funds:

(a) perform research and obtain and evaluate pertinent economic, statistical, and financial data relevant to the investment policies of the funds;

(b) consult with the Board and furnish to the Board recommendations with respect to an overall investment plan for approval, modification, or rejection by the Board;

(c) seek out, present, and recommend specific investment opportunities, consistent with any overall investment plan approval by the Board;

(d) take such steps as are necessary to implement any overall investment plan approved by the Board, including making and carrying out decisions to acquire or dispose of permissible investments, management of investments and any other property of the funds, and providing or obtaining such services as may be necessary in managing, acquiring, or disposing of investments;

(e) regularly report to the Board with respect to the implementation of any approved overall investment plan and any other activities in connection with management of the assets of the funds;

(f)   maintain all required accounts, records, memoranda, instructions, or authorization relating to the acquisition or disposition of investments for the funds;

(g)   determine the net asset value of the funds as required by applicable law;

(h)   assist in supervising all aspects of the funds' operations, including the coordination of all matters relating to the functions of the custodian, transfer agent, other shareholder service agents, if any, accountants, attorneys, and other parties performing services or operational functions for the funds;

(i)   provide the funds, at GWCM's expense, with services of persons who may be GWCM's officers, competent to perform such administrative and clerical functions as are necessary in order to provide effective administration of the funds, including duties in connection with certain reports and the maintenance of certain books and records of the funds; and

(j)   provide the funds, at GWMC's expense, with adequate office space and related services necessary for its operations.

Exh. C, Investment Advisory Agreement, May 1, 2015 at 1-3.[1]

Among the 63 mutual funds managed by GWCM are a number of "funds-of-funds" known as Asset Allocation Funds, each of which is a mutual fund that invests in a number of other underlying mutual funds. (Compl. ¶¶ 34, 43.) For these "funds-of-funds," GWCM is responsible for selecting the underlying investment options from a range of proprietary mutual funds, non-proprietary mutual funds or a fixed interest contract guaranteed by GWCM's affiliate, Great-West Life & Annuity Insurance Company. (Compl. ¶¶ 34, 39, 43.) GWCM selects an allocation in order to meet the specified objective of each Asset Allocation Fund that may change over time. For

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[1] Plaintiffs ignore certain services under the Investment Advisory Agreement in their Complaint, a copy of which is attached as Exhibit C. *See* Exh. C, Investment Advisory Agreement, May 1, 2015 at 2-3; *see also Tellabs, Inc. v. Makor Issues & Rights, Ltd.*, 551 U.S. 308, 323 (2007) (on Rule 12(b)(6) motions, courts may consider "documents incorporated into the complaint by reference").

example, GWCM has developed a "glide path" for certain funds that changes each fund's asset allocation over time to meet changing investor needs, for example, by reducing exposure to equities to make the fund more conservative as the investor gets closer to retirement. (Compl. ¶¶ 37-38.) The Asset Allocation Funds do not use sub-advisers (discussed below); rather, GWCM is responsible for selecting the underlying mutual funds. (Compl. ¶ 54.)

D.   The Manager-of-Managers Structure

The Investment Management Agreement permits GWCM to hire sub-advisers, allowing GWCM to find and engage experts in specific investment disciplines to manage assets in the funds. This arrangement allows a fund complex "to add new fund types to their product lineup, even when they don't have the investment expertise in-house."[2] This structure, "first introduced in the early 1990s," has "grown in popularity" to the point where "[m]any mutual funds today use a so-called 'multi-manager structure . . . .'"[3]

Plaintiffs attempt to portray the adviser-subadviser structure as a conduit for excessive fees. But over nearly two decades, the SEC has approved as "necessary or appropriate in the public interest and consistent with the protection of investors," 15 U.S.C. § 80a-6(c), more than *two hundred* exemptive applications authorizing "manager-of-manager" arrangements without the usual requirement that shareholders

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[2] Robert Pozen & Theresa Hamacher, The Fund Industry: How Your Money Is Managed 455 (2012).

[3] SEC, *IM Guidance Update No. 2014-03*, at 1 (Feb. 2014), http://www.sec.gov/divisions/investment/guidance/im-guidance-2014-03.pdf.

vote on a change in sub-adviser.[4] A central rationale for these exemptive orders is that

a sub-adviser in "manager-of-manager" funds is analogous to an individual portfolio

manager who may be terminated at the discretion of the adviser, while the investment

adviser is the investment company's principal service provider.[5]

For certain Great-West Funds, GWCM has hired sub-advisers to assist it in

managing the assets of those funds pursuant to one of these SEC orders. (Compl.

¶¶ 30-31.) While these sub-advisers select the underlying investments within the

investment guidelines developed by GWCM, GWCM maintains overall responsibility for

the management and operation of the funds. Among other tasks, GWCM is also

responsible for designing the funds; researching, selecting, monitoring and replacing

sub-advisers; making asset allocation decisions across funds that use multiple sub-

advisers; and providing a host of regulatory, record keeping and administrative tasks

necessary to operate a mutual fund. Exh. C, Investment Advisory Agreement, May 1,

2015 at 1-3.

<p style="text-align:center"><u>**ARGUMENT**</u></p>

I.   PLAINTIFFS LACK STANDING TO PURSUE CLAIMS ON BEHALF OF FUNDS IN WHICH THEY DO NOT OWN SHARES

"Standing is a threshold inquiry and is particularly important in securities

litigation, where strict application of standing principles is needed to avoid vexatious

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[4] *See id.*; *see also* USAllianz Variable Insurance Products Trust & USAllianz Advisers, LLC, 67 Fed. Reg. 55286-01, 2002 WL 1970906 (Aug. 28, 2002); USAllianz Variable Insurance Products Trust, Supplement (Form 497) (Sept. 23, 2002).

[5] *See Exemption from Shareholder Approval for Certain Subadvisory Contracts*, 81 SEC Docket 939, 2003 WL 22423216, at *6 (Oct. 23, 2003).

litigation and abusive discovery." *Forsythe v. Sun Life Fin., Inc.*, 417 F. Supp. 2d 100, 117-18 (D. Mass. 2006) (citing *Warth v. Seldin*, 422 U.S. 490, 498 (1975); *In re Bank of Bos. Corp. Sec. Litig.*, 762 F. Supp. 1525, 1531 (D. Mass. 1991)). In their Complaint, Plaintiffs allege they own shares in only 17 Great-West mutual funds. *See* Appendix I. Yet this lawsuit is brought on behalf of *63* different Great-West Funds, 46 of which are not owned by any Plaintiff. The law is clear that Plaintiffs do not have standing to pursue claims on behalf of these non-owned funds.

Under Section 36(b), private plaintiffs may sue only on behalf of the funds whose shares they own: "[a]n action may be brought under this subsection by the Commission, or by a *security holder* of such registered investment company [(i.e., mutual fund)] on behalf of such company." 15 U.S.C. § 80a-35(b) (emphasis added). Aside from this statutory standing requirement, Article III, Section 2 of the U.S. Constitution requires a party to have standing. *Raines v. Byrd*, 521 U.S. 811, 818 (1997). "Article III standing imposes three fairly strict requirements." *People to End Homelessness, Inc. v. Develco Singles Apartments Assocs.*, 339 F.3d 1, 8 (1st Cir. 2003) (citation omitted). These requirements include (1) a personal injury suffered by the plaintiff that is (2) fairly traceable to the defendant's allegedly unlawful conduct and (3) likely to be redressed by the requested relief. *Allen v. Wright*, 468 U.S. 737, 751 (1984). The burden is on Plaintiffs to meet these requirements. *FW/PBS, Inc. v. City of Dallas*, 493 U.S. 215 (1990).

Courts have consistently held that both the "security holder" language in Section 36(b) and Article III require that a plaintiff currently own shares in those funds on whose

behalf the claim is brought. *Santomenno v. John Hancock Life Ins. Co.*, 677 F.3d 178, 185 (3d Cir. 2012) (affirming dismissal of Section 36(b) claim where plaintiff sold shares in the fund); *Kasilag v. Hartford Inv. Fin. Servs., LLC*, No. 11-1083 (RMB/KMW), 2016 WL 1394347, at *9 (D.N.J. Apr. 7, 2016) ("Ownership is a requirement for Section 36(b) actions."); *Siemers v. Wells Fargo & Co.*, No. 05-cv-04518 WHA, 2006 WL 2355411, at *20-21 (N.D. Cal. Aug. 14, 2006) (plaintiff lacked standing under Section 36(b) because he failed to allege that he owned fund shares); *Forsythe*, 417 F. Supp. 2d at 119-20 (dismissing Section 36(b) claims on behalf of funds in which the plaintiffs did not hold shares); *In re AllianceBernstein Mut. Fund Excessive Fee Litig.*, No. 04 Civ. 4885, 2005 WL 2677753, at *9 (S.D.N.Y. Oct. 19, 2005) (same); *In re Eaton Vance Corp. Sec. Litig.*, 219 F.R.D. 38, 41 (D. Mass. 2003) (same).

Here, Plaintiffs have no financial stake in litigation concerning advisory fees charged to the majority of Great-West Funds they do not own. Plaintiffs are not "security holders" in those funds, they do not pay fees associated with those funds, and they would not benefit from any recovery with respect to those funds. Thus, Plaintiffs lack standing to pursue claims on behalf of those non-owned funds.[6]

That each Great-West mutual fund is a "series" in Great-West Funds, Inc., which itself is an investment company registered under the ICA, (Original Compl. ¶ 28), does

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[6] The Complaint alleges that Plaintiffs formerly owned shares in other Great-West Funds. (Compl. ¶¶ 10-18.) However, having sold their shares, Plaintiffs lack standing to pursue Section 36(b) claims related to those funds. *Santomenno*, 677 F.3d at 185 (affirming dismissal of Section 36(b) action where plaintiffs sold shares); *Forsythe*, 417 F. Supp. 2d at 117 ("Former security holders may not bring a claim on behalf of an investment company that they formerly held shares in but no longer do.").

not alter the standing analysis. For example, in *In re Mutual Funds Investment Litigation*, 519 F. Supp. 2d 580 (D. Md. 2007), the plaintiff brought Section 36(b) claims on behalf of a group of mutual funds, each of which was a "series" within a single broader investment company. *Id.* at 588. The court noted the SEC's position that "each series is to be treated as a separate investment company"[7] and cited cases holding that the broader corporate structure of a series trust does not confer standing on plaintiffs to pursue claims on behalf of non-owned funds. *Id.* at 588-89. The court held:

> Plaintiffs cannot overcome the fact that the text of Section 36(b) (expressly requiring that a plaintiff be a "security holder of" the entity on whose behalf he seeks to bring suit), SEC pronouncements, and well-reasoned case law provide overwhelming support for treating an individual mutual fund as a "registered investment company." Accordingly, derivative plaintiffs may not assert claims under Section 36(b) on behalf of mutual funds in which they never held shares. *Id.* at 590.

Numerous courts have similarly held that a plaintiff lacks standing to sue on behalf of "series" funds within a broader single investment company unless they own

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[7] *In re Mut. Funds Inv. Litig.*, 519 F. Supp. 2d at 588 n.11 (citing *Adoption of Rule 18f-2*, 1972 SEC LEXIS 1497, 1972 WL 125428, at *1 (Aug. 8, 1972) ("[T]he individual series of [a registered investment company] are, for all practical purposes, separate investment companies. Each series of stock represents a different group of stockholders with an interest in a segregated portfolio of securities."); *Salomon Bros. Inc.*, SEC No-Action Letter, 1995 WL 329631, at *2 (May 26, 1995) ("[O]n a number of occasions, [SEC staff] has treated individual portfolios of a single registered investment company as separate investment companies under other provisions of the 1940 Act that expressly apply to a 'registered investment company.'"); *Mut. Series Fund, Inc.*, SEC No-Action Letter, 1995 WL 693304, at *2 (Nov. 7, 1995) (the SEC has "recognized that a series is the functional equivalent of a separate investment company and have concluded that an individual series should be deemed a separate investment company in applying the various limitations and restrictions imposed by the 1940 Act and the rules under the 1940 Act."); *Principal Investors Fund Inc.,* SEC No-Action Letter, 2005 WL 1160193, at *3 (May 13, 2005) ("[E]ach series of a series investment company is a separate investment company for the purposes" of Section 12 of the ICA)).

11

shares in each of the specific funds. *Curran v. Principal Mgmt. Corp.*, No. 4:09-cv-00433, 2011 WL 223872, at *2 n.3 (S.D. Iowa Jan. 24, 2011) (each "series" fund treated as a registered investment company, even though one trust was registered with the SEC); *Siemers v. Wells Fargo & Co.*, No. C 05-04518 WHA, 2006 WL 3041090, at *7 (N.D. Cal. Oct. 24, 2006) (citation omitted) ("Plaintiff cannot sue on behalf of funds he does not own."); *Forsythe,* 417 F. Supp. 2d at 118 (citation omitted) (each fund should be treated as a "separate and distinct entity" under Section 36(b); "a plaintiff may not use the corporate structure of the broader investment company to confer standing"); *Stegall v. Ladner*, 394 F. Supp. 2d 358, 362 (D. Mass. 2005) (no standing under Section 36(b) to sue on behalf of non-owned funds); *Williams v. Bank One Corp.*, No. 03 C 8561, 2003 WL 22964376, at *1 (N.D. Ill. Dec. 15, 2003) (no standing to bring a derivative claim on behalf of unincorporated funds within incorporated business trust).[8]

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[8] In *Batra v. Investors Research Corp.*, No. 89-0528-CV-W-6, 1992 WL 278688 (W.D. Mo. Oct. 4, 1991), plaintiffs were permitted to pursue claims on behalf of "series" funds in which they did not own shares. *Id.* at *1. There, however, the broader investment company charged a single one-percent fee for all assets that applied equally to every series within the trust. *Id.* at *3 n.6. Here, as alleged in the Complaint, each fund pays different fees. (*See* Compl. ¶ 28.) Numerous courts have distinguished *Batra* on this ground. *In re Scudder Mut. Funds Fee Litig.*, No. 04 Civ.1921(DAB), 2007 WL 2325862, at *10 (S.D.N.Y. Aug. 14, 2007); *Siemers v. Wells Fargo & Co.*, No. C 05-04518 WHA, 2006 WL 3041090, at *7 n.2 (N.D. Cal. Oct. 24, 2006); *In re AllianceBernstein*, 2005 WL 2677753, at *10. In any event, *Batra* was wrongly decided in light of more recent decisions relying on subsequent SEC guidance. *Siemers*, 2006 WL 3041090, at *7 n.2 ("After considering the weight of recent authority and relevant SEC rulings, this [court] respectfully disagrees with the *Batra* decision.").

Accordingly, if this action proceeds at all—which it should not—Plaintiffs should only be entitled to challenge fees paid by the 17 Great-West mutual funds they own.[9]

II. THE COMPLAINT DOES NOT ADEQUATELY ALLEGE THAT EACH OF THE FUNDS PAID EXCESSIVE FEES

To avoid dismissal under Rule 12(b)(6), "a complaint must contain sufficient factual matter, accepted as true, to state a claim for relief that is plausible on its face." *Toone v. Wells Fargo Bank, N.A.*, 716 F.3d 516, 520-21 (10th Cir. 2013) (quoting *Ashcroft v. Iqbal*, 556 U.S. 662, 678 (2009)); *Kan. Penn Gaming, LLC v. Collins*, 656 F.3d 1210, 1212-13 (10th Cir. 2011) (dismissing lawsuit for failure to state a claim for relief under the standard in *Twombly* and *Iqbal*). A complaint must contain sufficient factual matter, accepted as true, to "state a claim to relief that is plausible on its face." *Bell Atl. Corp. v. Twombly*, 550 U.S. 544, 570 (2007). "[C]onclusory statements" are "not entitled to the assumption of truth." *Iqbal*, 556 U.S. at 678.

Allegations also need not be credited if they are contradicted by the public record or by documents upon which the complaint relies.[10] *See Genesis Bio-Pharm., Inc. v. Chiron Corp.*, 27 F. App'x 94, 99-100 (3d Cir. 2002). Courts grant motions to dismiss Section 36(b) claims where the plaintiff's allegations are contradicted by public records

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[9] Plaintiffs cannot use their ownership of the Asset Allocation Funds to challenge the fees paid by the underlying funds within those funds. *See Curran*, 2011 WL 223872, at *4 (plaintiffs lack standing to pursue Section 36(b) claims challenging fees charged to underlying funds within a fund-of-funds).

[10] *Griggs v. Jornayvaz*, No. 09-cv-00629-PAB-KMT, 2010 WL 4932674, at *3 (D. Colo. Nov. 29, 2010) (courts can consider on a motion to dismiss public disclosure documents required by law to be, and that have been, filed with the SEC); *Nobel Asset Mgmt. v. Allos Therapeutics, Inc.*, No. 04-cv-1030-RPM, 2005 WL 4161977, at *2 (D. Colo. Oct. 20, 2005) (taking judicial notice of the defendant company's Form 10-K Annual Report that was filed with the SEC while considering defendant's motion to dismiss).

that "paint a more complete picture . . . of the Fund in question." *See, e.g., In re AllianceBernstein*, 2006 WL 74439, at *2 (S.D.N.Y. Jan. 11, 2006).

Claims under Section 36(b) "are particularly appropriate for dismissal for failure to state a claim under [FED. R. CIV. P.] 12(b)(6)." *Krantz v. Prudential Invs. Fund Mgmt. LLC*, 77 F. Supp. 2d 559, 562 (D.N.J. 1999), *aff'd*, 305 F.3d 140 (3d Cir. 2002); *see also Olesh v. Dreyfus Corp.,* No. 94-1664 (CPS), 1995 WL 500491, at *21 (E.D.N.Y. Aug. 8, 1995) (dismissing complaint). Rule 12(b)(6) motions further the congressional intent to "prevent the harassment of investment [managers] by ill-founded or nuisance law suits, the so-called strike suit." *In re Franklin Mut. Funds Fee Litig.*, 478 F. Supp. 2d 677, 687 (D.N.J. 2007) (citing H.R. Rep. No. 91-1382, at 8 (1970)).

In Section 36(b) cases, courts typically consider the six "*Gartenberg* factors" in assessing the sufficiency of the Complaint: (1) the nature and quality of services provided to the funds; (2) the independence and conscientiousness of the funds' board of trustees; (3) whether the adviser realized and shared economies of scale; (4) the fees charged to comparable mutual funds; (5) the adviser's profitability; and (6) fall-out benefits to the adviser. *Jones*, 559 U.S. at 344 & n.5; *see Gartenberg*, 694 F.2d at 928-29; *Sins v. Janus Capital Mgmt., LLC*, No. 04-CV 01647-WDM-MEH, 2006 WL 3746130, at *3 (D. Colo. Dec. 15, 2006).

The most important *Gartenberg* factor is the independence and conscientiousness of the funds' trustees. *See Krinsk*, 875 F.2d at 412 (citation omitted) ("The expertise of the [independent trustees], whether they are fully informed, and the extent of care and conscientiousness with which they perform their duties are among

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the most important factors to be examined."); *Krinsk v. Fund Asset Mgmt.*, 715 F. Supp. 472, 501 (S.D.N.Y. 1988) ("The Court will not ignore a responsible decision by the [trustees], including a majority of the [independent trustees], to continue the fee structure as it stands."), *aff'd*, 875 F.2d 404 (2d Cir. 1989). Under the ICA, the independent trustees are the first line of defense in protecting fund shareholders, and courts must give appropriate consideration to the board's approval of the challenged fees. 15 U.S.C. § 80a-35(b)(1)-(3); *see also Jones*, 559 U.S. at 351-53.

A.   Plaintiffs Make No Allegations Relating to Some Great-West Funds

Plaintiffs have taken a "group pleading" approach in their Complaint. That is, rather than address each fund individually, they make allegations such as: (1) the challenged fees vary by fund, with some funds paying one tenth what other funds pay, (Compl. ¶ 28); (2) "[f]ully *half* of the funds have failed to match their stated benchmarks in 2015", (Compl. ¶ 102) (emphasis added); (3) "*most*" sub-advisers have declining fee schedules, (Compl. ¶ 31) (emphasis added); (4) sub-advisers manage "*nearly all*" the funds, (Compl. ¶ 30) (emphasis added); (5) the structure of the funds differ (*e.g.*, only some are fund-of-funds), (Compl. ¶ 34); (6) there are different assets under management, (Compl. ¶ 28); and (7) the advisory services vary across funds (*e.g.*, some are index funds and some are actively managed). (Compl. ¶¶ 63, 82.) The failure to make specific and individualized allegations is fatal to the claim. *Robbins v. Oklahoma*, 519 F.3d 1242, 1249-50 (10th Cir. 2008) (citation omitted) ("[T]he complaint must meet the minimal standard of notice pleading as articulated by the Court in *Twombly*. . . . Without allegations sufficient to make clear the 'grounds' on which the

15

plaintiff is entitled to relief, it would be impossible for the court to perform its function of determining, at an early stage in the litigation, whether the asserted claim is clearly established."); *Seni v. Peterschmidt*, No. 12-cv-00320-REB-CBS, 2013 WL 1191265, at *3 (D. Colo. Mar. 22, 2013) (dismissing derivative action due to plaintiffs' reliance on group pleading).

Each Great-West fund has its own fee schedule, performance history (*e.g.*, some funds outperformed their benchmark and others did not), and unique structure. The *Gartenberg* factors that courts use to assess the allegations in the Complaint apply very differently across such a large number of diverse mutual funds. Plaintiffs do not attempt to address each fund separately, hoping to avoid the inconvenience when those factors do not support their theories. *The Complaint does not even mention or identify all of the 63 funds on whose behalf Plaintiffs purport to sue*, much less provide any facts that would support a finding of excessive fees under the *Gartenberg* factors. Dismissal is therefore appropriate.[11]

B.   The Complaint Does Not State a Claim with Respect to Any Specific Fund

Turning to the allegations of any specific fund, it is clear that Plaintiffs have not made out a claim with respect to even a single one of the 63 at-issue funds.

1.   <u>Nature and Quality of Services</u>

---

[11] Plaintiffs' attempt to bring a claim on behalf of an entire complex of funds, with very few allegations specific to any one fund, distinguishes this case from other recent Section 36(b) claims that have survived a motion to dismiss. *See, e.g., Redus-Tarchis v. N.Y. Life Inv. Mgmt., LLC*, Cv. No. 14-7991, 2015 WL 6525894, at *36 (D.N.J. Oct. 28, 2015); *In re BlackRock Mut. Funds Advisory Fee Litig.*, No. 14-1165 (FLW) (DEA), 2015 WL 1418848, at *8-9 (D.N.J. Mar. 27, 2015).

Plaintiffs' allegations about the nature and quality of services provided to the Great-West Funds are insufficient. While they focus almost exclusively on some funds' performance, they provide almost no specifics. For example, the Complaint alleges that "[f]ully half the [active] funds have failed to match their stated benchmarks in 2015." (Compl. ¶ 102.) But this does not identify which funds underperformed and concedes that many other of the funds did beat their benchmark.

Without identifying any specific funds, Plaintiffs also generically assert that "the [Asset Allocation Funds] have underperformed their stated benchmarks, including the Morningstar universe of their peers." (Compl. ¶ 55.) However, absent allegations about which funds underperformed, over what time period, or the amount of the underperformance, these allegations are insufficient. *Migdal v. Rowe Price-Fleming Int'l, Inc.,* 248 F.3d 321, 327 (4th Cir. 2001) (dismissing Section 36(b) claim where funds allegedly "did not meet their preselected benchmark performance standards"); *In re Franklin,* 478 F. Supp. 2d at 687 (dismissing Section 36(b) claim and holding that alleged poor performance for an undated period is "unavailing"); *In re Scudder Mut. Funds Fee Litig.,* No. 04 Civ.1921(DAB), 2007 WL 2325862, at *16-17 (S.D.N.Y. Aug. 14, 2007) ("Plaintiffs' argument that statistics from other years provide a necessary context to the relevant fee allegations is without merit."). Indeed, even if these details were provided, the allegations would be insufficient. *Migdal,* 248 F.3d at 327 (allegations that funds underperformed benchmarks or peers are, standing alone, insufficient under Section 36(b) and are at best "marginally helpful").

Moreover, Plaintiffs' generic allegations of underperformance are particularly lacking in light of the fact that the Great-West Funds' public filings with the SEC indicate that some of these funds have had excellent long term performance. *See*, Exh. D, Great-West Funds, Inc. Semi-Annual Report, Great-West Profile II Funds, June 30, 2015 at 39 (stating that the Great-West Aggressive Profile II Fund, the Great-West Moderately Aggressive Profile II Fund and the Great-West Moderate Profile II Fund beat the majority of their peer funds over a one, three, five and ten year period, and two out of three of these funds outperformed their benchmark over a ten year period); *In re Am. Mut. Funds Fee Litig.*, No. CV 04-5593 GAF (RNBx), 2009 WL 5215755, at *48 (C.D. Cal. Dec. 28, 2009) (long-term performance is more relevant than short term when assessing performance under Section 36(b)), *aff'd sub nom. Jelinek v. Cap. Res. & Mgmt. Co.*, 448 F. App'x 716 (9th Cir. 2011).

            2.   Comparative Fees

Plaintiffs' allegations with respect to the comparative fees are similarly deficient. The Complaint provides comparative fee data for only a handful of the funds. (Compl. ¶¶ 77-79.) Even for the few funds that the Complaint does address, the allegations are scant at best. For example, Plaintiffs compare some funds to a single Vanguard fund, (Compl. ¶¶ 68, 78-79), or assert in conclusory fashion that a fund's fee is "significantly more" than other unspecified funds. (Compl. ¶ 79.)

These allegations are insufficient to survive dismissal. For example, in *Migdal v. Rowe Price-Fleming International, Inc.,* plaintiffs alleged that "two or three similar funds offered lower fee rates than the funds in this case, while simultaneously outperforming

them." *Migdal*, 248 F.3d at 327. In affirming dismissal of the complaint for failure to state a claim, the Fourth Circuit found these allegations "not particularly meaningful" because they did not address the particular services offered by the funds' adviser. *Id.* The allegations here against the Great-West Funds are even less probative because the few comparative funds cited in the Complaint most often are Vanguard funds. (Compl. ¶¶ 59, 67-69.); *Amron v. Morgan Stanley Inv. Advisors Inc.*, 464 F.3d 338, 345 (2d. Cir. 2006) (fee comparisons to "Vanguard, a firm known for its emphasis on keeping costs low, raises little suspicion"); *Kalish v. Franklin Advisers, Inc.*, 742 F. Supp. 1222, 1250 (S.D.N.Y. 1990) ("[t]he Vanguard comparison is seriously flawed").

3. Profitability

The Complaint contains no factual allegations about the profitability of any Great-West Fund or GWCM's overall profitability. *See Amron*, 464 F.3d at 344-45 (dismissing Section 36(b) claim based on a failure to adequately allege profitability; assertions regarding the size of the fees "are irrelevant to a showing of profitability without some allegation of the corresponding costs incurred in operating the funds"). Plaintiffs allege only in conclusory fashion that GWCM earned "extreme and excessive profits." (Compl. ¶ 72.) Without supporting facts, this allegation standing alone is insufficient under *Iqbal/Twombly*.

4. Fall-Out Benefits

Plaintiffs have not adequately alleged any fall-out benefits. "Fall-out benefits" are profits to the adviser or its affiliates that "would not have occurred *but for* the existence of the Fund." *Krinsk*, 715 F. Supp. at 495; *see also In re Am. Mut. Funds Fee*

Litig., 2009 WL 5215755, at *53. Here, the Complaint alleges a single fall-out benefit: advisory fees on other Great-West Funds used within the Asset Allocation Funds. (Compl. ¶ 110.) These allegations fail to withstand scrutiny.

First, courts have rejected attempts by plaintiffs to allege that other fees charged to the mutual funds are fall-out benefits absent a showing that those other fees are themselves excessive. For example, the Ninth Circuit recently affirmed the dismissal of a complaint based on similar allegations of fall-out benefits in *Turner v. Davis Selected Advisers, LP*, 626 F. App'x 713, 715 (9th Cir. 2015) (mem.). There, the plaintiff alleged that service fees collected on the funds were a fall-out benefit. *Id.* at 717. The court held that "[t]he mere labeling of such fees as 'fall out benefits' . . . says nothing about whether the service fee here fails to resemble what would be the product of arm's-length bargaining." *Id.*; *see also Meyer v. Oppenheimer Mgmt. Corp.*, 895 F.2d 861, 866 (2d Cir. 1990) ("If the fee for each service viewed separately is not excessive in relation to the service rendered, then the sum of the two is also permissible.").

Second, Plaintiffs' labeling of the advisory fees paid by the underlying funds used in the Asset Allocation Funds as fall-out benefits is simply an end-run around their lack of standing to challenge those fees. *Curran*, 2011 WL 223872, at *4 (plaintiffs cannot challenge fees in the funds held within their fund-of-funds).

     5.   <u>Economies of Scale</u>

Plaintiffs allege that GWCM realized economies of scale because "most" sub-advisers have breakpoints[12] in their fee schedules, (Compl. ¶ 103), and the total fees of

---

[12] "Breakpoints" reduce the fees paid at certain specified levels of assets.

the Great-West Funds in the aggregate increased from 2012 to 2014. (Compl. ¶¶ 105, 107.) These allegations are insufficient to plead economies of scale.

First, these allegations say nothing about whether GWCM realized economies of scale with respect to any individual funds, which is exactly why Plaintiffs' group pleading approach is inadequate. For most of the 63 funds at issue, Plaintiffs have no economies of scale allegations. Grouping funds together masks that some funds decreased in assets during the relevant period.

Second, even for those few funds the Complaint does address, the economies of scale allegations rest exclusively on the existence of subadvisory fee breakpoints in a minority of funds.[13] (Compl. ¶¶ 64, 83-98.) A "differential in breakpoints between sub-advisors and investment advisors is irrelevant to the issue of economies of scale" because GWCM and the sub-advisers perform different services. *Hoffman v. UBS-AG*, 591 F. Supp. 2d 522, 540 (S.D.N.Y. 2008). Rather, in order to survive dismissal, a plaintiff "must make a substantive allegation regarding the actual transaction costs at issue and whether the costs per investor increased or decreased as the assets under management grew." *Hoffman*, 591 F. Supp. 2d at 540; *see also Amron*, 464 F.3d at 345 (economies of scale requires "allegations regarding the costs of performing fund

---

[13] The Complaint alleges that GWCM's fees have increased over time, but this does not speak to economies of scale. (Compl. ¶¶ 107-08.) "Mere assertions that fees increased with the size of the Funds are not enough to establish that the benefits from economies of scale were not passed on to investors." *In re Goldman Sachs Mut. Funds Fee Litig.,* No. 04 Civ. 2567(NRB), 2006 WL 126772, at *9 (S.D.N.Y. Jan. 17, 2006).

transactions or the relationship between such costs and the number of transactions performed"). Plaintiffs have failed to do so.

Even if subadvisory breakpoints were relevant, these allegations do not apply to the majority of the funds. For example, of the 17 funds owned by Plaintiffs, 3 are alleged to use sub-advisers that employ breakpoints, (Compl. ¶¶ 84, 86-87), 6 funds are alleged to use sub-advisers that have flat fee schedules, (Compl. ¶¶ 64, 92-93, 98), and the other funds either do not use sub-advisers or are not mentioned.

Finally, Plaintiffs point to the lack of breakpoints in the fee schedules used to compensate GWCM as evidence that scale economies were not shared. However, the level of sharing is only relevant if Plaintiffs adequately allege that economies of scale were realized, which they have not done. In any event, breakpoints are only one form of sharing. The Complaint fails to address other forms of sharing, such as waivers and pricing to scale from inception. *See In re Am. Mut. Funds Fee Litig.*, 2009 WL 5215755, at *52 ("Economies of scale can be shared with fund shareholders in a number of ways, including breakpoints, fee reductions and waivers, offering low fees from inception, or making additional investments to enhance shareholder services.").

6.   Independence and Conscientiousness of the Board

Plaintiffs fail to allege any facts about the Great-West Funds' trustees that would demonstrate that they failed to act independently and conscientiously. With respect to independence, there is an express presumption under the ICA that mutual fund trustees are disinterested, 15 U.S.C. § 80a-2(a)(9), and "a plaintiff's burden to overcome this presumption is a heavy one." *Amron*, 464 F.3d at 344. Here, none of the three

22

independent trustees on the Great-West Funds' Board is alleged to have any affiliation with GWCM. (Compl. ¶ 8.) Other than a conclusory allegation that the Board was "not disinterested in setting adviser compensation," (Compl. ¶ 113), there is not a single alleged fact that identifies how the independent trustees benefited from the advisory contract. These allegations are insufficient to rebut the presumption of independence. *Hoffman*, 591 F. Supp. 2d at 540 (general allegations insufficient to survive dismissal because of express presumption of trustee independence); *ING Principal Prot. Funds Derivative Litig.*, 369 F. Supp. 2d 163, 172 (D. Mass. 2005).

The Complaint is essentially silent on the conscientiousness of the trustees. Instead, Plaintiffs claim only that the Board "rubber-stamped" and "consistently approved" the Investment Advisory Agreement. (Compl. ¶ 111.) But these allegations simply assume the fees were excessive and conclude from that false premise that the Board process must have been flawed. This conclusory and circular reasoning fails to meet the *Iqbal/Twombly* standard. *See ING Principal Prot. Funds*, 369 F. Supp. 2d at 172 ("Simply because the Board of Trustees approved the fee contracts at issue does not render the independent trustees 'interested'."). Indeed, if these allegations were sufficient, it would be at odds with the statutory scheme, which gives significant deference to the Board and is designed to protect advisers from ill-founded suits. *See In re Franklin*, 478 F. Supp. 2d at 687 (allowing plaintiffs to state a Section 36(b) claim based on allegations that could apply to a significant portion of fund complexes would violate Congressional intent).

Finally, Plaintiffs allege that the Board is given "hundreds of thousands of pages of information," but they did not get information about profitability, comparative fees or the nature of GWCM's services. (Compl. ¶ 114.) This allegation directly contradicts the funds' public filings that lay out the information considered by the Board in approving the advisory fees. These SEC filings make clear that the trustees: (1) had "regular Board meetings held throughout the year;" (2) met and consulted with "independent legal counsel" and "with representatives of Lipper, Inc. ('Lipper'), an independent provider of investment company data;" (3) requested and considered follow-up information following the March meeting; and (4) considered information about the nature and quality of services provided by GWCM, comparative fee and performance data, profitability, economies of scale, and other factors. *See* Exh. D, Great-West Funds, Inc. Semi-Annual Report, Great-West Profile II Funds, Jun. 30, 2015 at 38-40. Because these public filings contradict Plaintiffs' conclusory allegations, the Court should not credit the Complaint's allegation that the Board "rubber-stamped" the agreement. *See Redus-Tarchis v. N.Y. Life Inv. Mgmt., LLC*, Cv. No. 14-7991, 2015 WL 6525894, at *11 (D.N.J. Oct. 28, 2015) (finding that the independence and conscientiousness factor weighed in defendant's favor on a motion to dismiss where SEC filings showed that the Board received fee and performance information from third party consulting firms).

III. DISMISSAL WITH PREJUDICE IS APPROPRIATE

As noted above, Defendant provided Plaintiffs with detailed notice of the deficiencies in the Original and First Amended Complaints. Having had multiple opportunities to cure the deficiencies herein, dismissal should be with prejudice. *Carrillo*

v. Suthers, No. 12-cv-02034, 2014 WL 11297187, at *18 (D. Colo. Dec. 29, 2014); *Allen*

Oil & Gas, LLC v. Klish, 113 F. App'x 869, 871 (10th Cir. 2004).

CONCLUSION

For the reasons stated above, the Moving Defendant respectfully requests that

the Court dismiss the Complaint in its entirety.

Dated: May 2, 2016   Respectfully submitted,

/s/ Edward C. Stewart
Edward C. Stewart (#23834)
Wheeler Trigg O'Donnell LLP
370 Seventeenth Street, Suite 4500
Denver, CO 80202-5647
Telephone 303.244.1800
Facsimile 303.244.1879
stewart@wtotrial.com

Sean M. Murphy
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005
Telephone 212.530.5688
Facsimile 212.822.5688
smurphy@milbank.com

Robert M. Little
Great-West Life & Annuity Insurance Company
8525 East Orchard Road, 2T3
Greenwood Village, CO 80111
Telephone: 303.737.5089
Facsimile: 303.737.1699
bob.little@gwl.com

Attorneys for Defendant, Great-West Capital Management, LLC

CERTIFICATE OF SERVICE (CM/ECF)

I hereby certify that on May 2, 2016, I caused the foregoing to be electronically

filed with the Clerk of Court using the CM/ECF system, which will send notification to all

counsel of record.

- **Mark G. Boyko**
  mboyko@uselaws.com
- **Robert Michael Little**
  bob.little@greatwest.com
- **Sean Miles Murphy**
  smurphy@milbank.com, cfrye@milbank.com
- **Jerome Joseph Schlichter**
  jschlichter@uselaws.com, wballard@uselaws.com, rfreisinger@uselaws.com,
  hlea@uselaws.com, jredd@uselaws.com
- **Sean E. Soyars**
  ssoyars@uselaws.com
- **Edward Craig Stewart**
  stewart@wtotrial.com, powell@wtotrial.com, papsdorf@wtotrial.com
- **Michael Armin Wolff**
  mwolff@uselaws.com, rfreisinger@uselaws.com

/s/ Edward C. Stewart

Edward C. Stewart (#23834)
Wheeler Trigg O'Donnell LLP
370 Seventeenth Street, Suite 4500
Denver, CO 80202-5647
stewart@wtotrial.com

*Attorneys for Defendant, Great-West Capital
Management, LLC*

APPENDIX I

<u>FUNDS CURRENTLY OWNED BY PLAINTIFFS</u>

Great-West Aggressive Profile II Fund
Great-West Ariel Mid Cap Value Fund
Great-West Bond Index Fund
Great-West Conservative Profile Fund
Great-West Lifetime 2015 Fund
Great-West MFS International Growth Fund
Great-West MFS International Value Fund
Great-West Moderate Profile Fund
Great-West Moderate Profile II Fund
Great-West Moderately Aggressive Profile II Fund
Great-West Money Market Fund
Great-West Real Estate Index Fund
Great-West S&P 500® Index Fund
Great-West S&P Small Cap 600® Index Fund
Great-West Stock Index Fund
Great-West T. Rowe Price Midcap Growth Fund
Great-West Templeton Global Bond Fund

Source: Compl. §§ 10–18.

EXHIBIT A

MILBANK, TWEED, HADLEY & MᶜCLOY LLP

28 LIBERTY STREET

NEW YORK, N.Y. 10005-1413

LOS ANGELES
213-892-4000
FAX: 213-629-5063

WASHINGTON, D.C.
202-835-7500
FAX: 202-835-7586

LONDON
44-20-7615-3000
FAX: 44-20-7615-3100

FRANKFURT
49-69-71914-3400
FAX: 49-69-71914-3500

MUNICH
49-89-25559-3600
FAX: 49-89-25559-3700

212-530-5000

FAX: 212-530-5219

Sean M. Murphy
Partner
DIRECT DIAL NUMBER
212-530-5688
E-MAIL: SMurphy@milbank.com

March 16, 2016

BEIJING
8610-5969-2700
FAX: 8610-5969-2707

HONG KONG
852-2971-4888
FAX: 852-2840-0792

SEOUL
822-6137-2600
FAX: 822-6137-2626

SINGAPORE
65-6428-2400
FAX: 65-6428-2500

TOKYO
813-5410-2801
FAX: 813-5410-2891

SÃO PAULO
55-11-3927-7700
FAX: 55-11-3927-7777

VIA EMAIL/FIRST CLASS MAIL

Michael A. Wolff
Schlichter Bogard & Denton LLP
100 South Fourth Street
St. Louis, MO 63102

  Re: *Obeslo, et al. v. Great-West Capital Management, LLC*

Dear Michael:

   As we discussed on our phone conference on March 11, 2016, the Defendant intends to file a motion to dismiss the Complaint pursuant to FRCP 12(b)(6) for failure to state a claim upon which relief may be granted and for lack of standing. Currently, that motion would be due on March 25, 2016, and my understanding is that Plaintiffs do not intend to grant any further extensions of that date. Please let me know if that understanding is incorrect.

   While I stated the grounds for the potential motion on our call last week, I would like to set up a time later this week to have a formal meet-and-confer on the motion to dismiss. To facilitate that conversation, I wanted to provide further details on the grounds for the motion we contemplate filing on March 25, 2016.

   First, Plaintiffs lack standing to pursue claims on behalf of most of the Great-West Funds at issue in the Complaint. Plaintiffs are alleged to own shares in four Great-West mutual funds: the Great-West S&P Index Fund, the Great-West Aggressive Profile II Fund, the Great-West Moderately Aggressive Profile II Fund and the Great-West Moderate Profile II Fund. (Compl.

Michael A. Wolff
March 16, 2016
Page 2

¶¶ 10-12.) Yet this lawsuit is brought on behalf of sixty-three different Great-West Funds. Courts have repeatedly dismissed Section 36(b) claims for lack of statutory and Article III standing in these circumstances. *See, e.g., Curran v. Principal Mgmt. Corp., LLC,* No. 4:09-cv-00433 RP-CFB, 2011 WL 223872, *2 n.3 (S.D. Iowa Jan. 24, 2011); *Siemers v. Wells Fargo & Co.,* No. C 05- 04518 WHA, 2006 WL 2355411, at *20-21 (N.D. Cal. Aug. 14, 2006); *Forsythe v. Sun Life Fin., Inc.,* 417 F. Supp. 2d 100, 117-18 (D. Mass. 2006); *In re AllianceBernstein Mut. Fund. Excessive Fee Litig.,* No. 04 Civ. 4885(SWK), 2005 WL 2677753, at *9-10 (S.D.N.Y. Oct. 19, 2005); *Stegall v. Ladner,* 394 F. Supp. 2d 358, 362 (D. Mass. 2005); *Williams v. Bank One Corp.,* No. 03 C 8561, 2003 WL 22964376, at *1 (N.D. Ill. Dec. 15, 2003); *In re Eaton Vance Corp. Sec. Litig.,* 219 F.R.D. 38, 41 (D. Mass. 2003).

Second, the Complaint does not adequately plead facts sufficient to state a claim under the standards set out in *Ashcroft v. Iqbal,* 556 U.S. 662, 678 (2009), and *Bell Atlantic Corp. v. Twombley,* 550 U.S. 544, 570 (2007). With respect to all sixty-three Great-West Funds, the Complaint takes a "group pleading" approach and makes allegations that apply to "half" or "most" funds in the Great-West complex. But it is clear from the Complaint that the funds have different characteristics that are relevant to a claim under Section 36(b), including varying fees, assets under management and the use of subadvisers. The failure to make specific and individualized allegations is fatal to the claim under the *Iqbal/Twombley* standards.

At a minimum, the Complaint must adequately allege facts that the fees paid by the four funds owned by Plaintiffs were excessive. Absent such allegations, Plaintiffs lack standing as they have suffered no injury. *See Allen v. Wright,* 468 U.S. 737, 751 (1984). Turning to the "*Gartenberg* factors" that courts typically look to in assessing the sufficiency of a Section 36(b) pleading, it is clear that the Complaint falls short. For example:

Nature and Quality of Services: The Complaint focuses almost exclusively on performance. With respect to the four funds owned by Plaintiffs, the allegations are insufficient. For example, there are general allegations that the Asset Allocation Funds underperformed their benchmarks and peer funds, but there are no specifics as to which funds, the time period of the alleged underperformance, or the amount of the underperformance. This does not meet minimum pleading requirements. *See Migdal v. Rowe Price-Fleming Int'l., Inc.,* 248 F.3d 321, 327 (4th Cir. 2001); *In re Scudder Mut. Funds Fee Litig.,* No. 04 Civ.1921(DAB), 2007 WL 2325862, at *16-17 (S.D.N.Y. Aug. 14, 2007); *In re Franklin Mut. Funds Fee Litig.,* 478 F. Supp. 2d 677, 687 (D.N.J. 2007). Moreover, these allegations of underperformance are directly contradicted by the Funds' public filings (of which the Court can take judicial notice). *See* Great-West Funds Semi-Annual Report for the Profile II Funds, *available at* http://www.greatwestfunds.com/prospectuses- reports.html (for the period ending June 30, 2015).

Michael A. Wolff
March 16, 2016
Page 3

Comparative Fees: The Complaint provides comparative fee data for only six of the sixty-three funds at issue, five of which Plaintiffs do not own. (Compl. ¶¶ 58-60, 66-69.) Even for the handful of Great-West Funds that are addressed, the allegations are comparisons to one or two funds that most often include Vanguard funds. (Compl. ¶¶ 58, 68-69). These allegations are insufficient. *Amron v. Morgan Stanley Inv. Advisors Inc.*, 464 F.3d 338, 345 (2d Cir. 2006); *Migdal*, 248 F.3d at 327. There is no comparative fee information at all for three of the four Profile II funds owned by Plaintiffs.

Profitability: The Complaint contains no allegations about the profitability of any Great-West Fund or GWCM's overall profitability.

Fall-Out Benefits: Plaintiffs do not allege that any potential benefits meet the requisite "but for" test. In any event, alleging that other fees collected on the funds at issue qualify as fall-out benefits is insufficient unless there is a separate showing that those other fees are excessive. *Turner v. Davis Selected Advisers, LP*, 626 F. App'x 713, 717-18 (9th Cir. 2015); *Meyer v. Oppenheimer Mgmt. Corp.*, 895 F.2d 861, 866 (2d Cir. 1990).

Economies of Scale: Plaintiffs allege that "most" subadvisers have breakpoints in their fee schedules. (Compl. ¶ 74.) These allegations are insufficient to plead the existence of economies of scale. Leaving aside that a "differential in breakpoints between subadvisers and investment advisers is irrelevant to the issue of economies of scale," *Hoffman v. UBS–AG*, 591 F. Supp. 2d 522, 540 (S.D.N.Y. 2008), these allegations do not even apply to the four funds owned by Plaintiffs. Only one of those four funds uses a subadviser (i.e., Great-West S&P 500 Index Fund),[1] and that subadviser has a flat fee schedule. Therefore, by definition, Great-West does not realize economies of scale with respect to that cost.

Independence and Conscientiousness of the Board: With respect to independence, there are no facts alleged that would rebut the express presumption under the ICA that the trustees are disinterested under 15 U.S.C. § 80a-2(a)(9). *See Amron*, 464 F.3d at 344. Nor do Plaintiffs' conclusory allegations that the Board "rubber stamped" the fees at issue pass muster, as that simply assumes the premise that the fees were excessive. *See ING Principal Prot. Funds Derivative Litig.*, 369 F.Supp.2d 163, 172 (D. Mass. 2005) ("Simply because the Board of Trustees approved the fee contracts at issue does not render the independent trustees 'interested'."). Plaintiffs have not alleged a single fact about the information the Board considered, the process they followed, or any other fact that would support a finding that the trustees were not diligent.

---

[1] Plaintiffs cannot use their ownership of the Asset Allocation Funds to challenge the fees paid by the underlying funds within those funds, as they are not "security holders" of those underlying funds. *See Curran*, 2011 WL 223872, at *4.

Michael A. Wolff
March 16, 2016
Page 4

Finally, during our conversation on March 11, 2016, it was your position that the deficiencies in the Complaint Defendant identified either did not exist and/or did not need to be addressed by amending the Complaint, and that, at least as of that date, you did not intend to amend the Complaint. Please be aware that if Plaintiffs choose to stand on the existing Complaint rather than attempt to cure the above-referenced defects by amendment, Defendant intends to ask for dismissal with prejudice should the motion to dismiss be granted. *See Carillo v. Suthers*, No. 12-cv-02034-RM-MEH, 2014 U.S. Dist. LEXIS 184359, at *55 (10th Cir. Dec. 29, 2014); *Allen Oil & Gas, LLC v. Klish*, 113 F. App'x 869, 871 (10th Cir. 2004).

Please let me know if you are available to meet-and-confer on these issues later this week. As the motion is due next week, I hope to get this scheduled as soon as possible.

Very truly yours,



Sean M. Murphy

cc: Ed Stewart, Esq.
        Robert Little, Esq.

#4826-1819-9343v1

EXHIBIT B

MILBANK, TWEED, HADLEY & McCLOY LLP

28 LIBERTY STREET
NEW YORK, N.Y. 10005-1413

—————

LOS ANGELES
213-892-4000
FAX: 213-629-5063

WASHINGTON, D.C.
202-835-7500
FAX: 202-835-7586

LONDON
44-20-7615-3000
FAX: 44-20-7615-3100

FRANKFURT
49-69-71914-3400
FAX: 49-69-71914-3500

MUNICH
49-89-25559-3600
FAX: 49-89-25559-3700

212-530-5000

FAX: 212-530-5219

Sean M. Murphy
Partner
DIRECT DIAL NUMBER
212-530-5688
E-MAIL: SMurphy@milbank.com

April 28, 2016

BEIJING
8610-5969-2700
FAX: 8610-5969-2707

HONG KONG
852-2971-4888
FAX: 852-2840-0792

SEOUL
822-6137-2600
FAX: 822-6137-2626

SINGAPORE
65-6428-2400
FAX: 65-6428-2500

TOKYO
813-5410-2801
FAX: 813-5410-2891

SÃO PAULO
55-11-3927-7700
FAX: 55-11-3927-7777

<u>**VIA FIRST CLASS MAIL**</u>

Michael A. Wolff
Schlichter Bogard & Denton LLP
100 South Fourth Street
St. Louis, MO 63102

      Re: *Obeslo, et al. v. Great-West Capital Management, LLC*

Dear Michael:

      As we discussed on April 25, 2016, Defendant intends to file a motion to dismiss the First Amended Complaint ("Amended Complaint") pursuant to FRCP 12(b)(6) for failure to state a claim upon which relief may be granted and for lack of standing. I wanted to lay out the grounds for the contemplated motion to dismiss in writing so you had a further opportunity to consider your position. The grounds set forth below are the same grounds identified in my letter of March 16, 2016, with respect to the Original Complaint. I would note that the Amended Complaint largely ignored the deficiencies in the March 16th letter.

      Standing: While the Amended Complaint adds named Plaintiffs that own shares in some additional funds, Plaintiffs still lack standing to pursue claims on behalf of most of the Great-West Funds. Plaintiffs allegedly own shares in seventeen Great-West mutual funds, (Amended Compl. ¶¶ 10-18), but they seek to pursue claims on behalf of sixty-three different Great-West Funds. Courts have repeatedly dismissed Section 36(b) claims for lack of statutory and Article III standing in these circumstances. *See, e.g., Santomenno v. John Hancock Life Ins. Co.*, 677 F.3d 178, 185 (3d Cir. 2012); *Curran v. Principal Mgmt. Corp., LLC*, No. 4:09-cv-00433 RP-

Michael A. Wolff
April 28, 2016
Page 2

CFB, 2011 WL 223872, *2 n.3 (S.D. Iowa Jan. 24, 2011); *Siemers v. Wells Fargo & Co.*, No. C 05- 04518 WHA, 2006 WL 2355411, at *20-21 (N.D. Cal. Aug. 14, 2006); *Forsythe v. Sun Life Fin., Inc.*, 417 F. Supp. 2d 100, 117-18 (D. Mass. 2006); *In re AllianceBernstein Mut. Fund. Excessive Fee Litig.*, No. 04 Civ. 4885(SWK), 2005 WL 2677753, at *9-10 (S.D.N.Y. Oct. 19, 2005); *Stegall v. Ladner*, 394 F. Supp. 2d 358, 362 (D. Mass. 2005); *Williams v. Bank One Corp.*, No. 03 C 8561, 2003 WL 22964376, at *1 (N.D. Ill. Dec. 15, 2003); *In re Eaton Vance Corp. Sec. Litig.*, 219 F.R.D. 38, 41 (D. Mass. 2003).

When we discussed the standing issue with respect to the Original Complaint, you suggested that no Circuit Court had addressed the issue. I would point your attention to *Santomenno v. John Hancock Life Ins. Co.*, 677 F.3d 178, 185 (3d Cir. 2012), which affirmed dismissal of a Section 36(b) claim for lack of standing where plaintiff sold his shares in the fund while case was pending. You also suggested that investors in asset allocation funds that invest in the same adviser's underlying funds have standing to sue as to the underlying funds, *citing, e.g., Sivolella v. AXA*, No. 11-4194, 2012 U.S.Dist.LEXIS 137138 at 13–14 (D.N.J. Sept. 25, 2102); *In re Am. Mutual Funds Fee Litig.*, No. 04-5593, 2009 U.S. Dist. LEXIS 120597 at 111–14 (C.D.Cal. Dec. 28, 2009); *In re Mutual Funds Investment Litig.*, 519 F.Supp.2d 580, 587 (D.Md. 2007). None of these cases involved fund-of-funds, and these decisions only support the proposition that a plaintiff must own shares in each fund to have standing under Section 36(b). I would direct you to *Curran*, 2011 WL 223872, at *4, which squarely held that plaintiffs cannot use their ownership of a fund-of-funds to challenge the fees paid by the underlying funds within those funds.

Failure to State a Claim (*Iqbal/Twombley*): The Amended Complaint does not adequately plead facts sufficient to state a claim under the standards set out in *Ashcroft v. Iqbal*, 556 U.S. 662, 678 (2009), and *Bell Atlantic Corp. v. Twombley*, 550 U.S. 544, 570 (2007). The Amended Complaint continues to take a "group pleading" approach rather than make allegations relating to each fund on which Plaintiffs purport to sue. Each fund has different characteristics that are relevant to a claim under Section 36(b), including varying fees, assets under management and the use of subadvisers. The failure to make specific and individualized allegations is fatal to the claim under the *Iqbal/Twombley* standards.

Turning to the "*Gartenberg* factors" that courts typically look to in assessing the sufficiency of a Section 36(b) pleading, it is clear that the Amended Complaint falls short. For example:

Nature and Quality of Services: The Amended Complaint focuses almost exclusively on performance. There are general allegations that a handful of funds underperformed their benchmarks and peer funds, but there are no specifics as to which funds, the time period of the alleged underperformance, or the amount of the underperformance. This does not meet minimum pleading requirements. *See Migdal v. Rowe Price-Fleming Int'l., Inc.*, 248 F.3d 321,

Michael A. Wolff
April 28, 2016
Page 3

327 (4th Cir. 2001); *In re Scudder Mut. Funds Fee Litig.*, No. 04 Civ.1921(DAB), 2007 WL 2325862, at *16-17 (S.D.N.Y. Aug. 14, 2007); *In re Franklin Mut. Funds Fee Litig.*, 478 F. Supp. 2d 677, 687 (D.N.J. 2007). Plaintiffs do not – and cannot – make these allegations with respect to many of the Great-West funds. Indeed, the Funds' public filings (of which the Court can take judicial notice) disclose that many of the Funds had excellent performance. *See* Great-West Funds Semi-Annual Report for the Profile II Funds, *available at* http://www.greatwestfunds.com/prospectuses- reports.html (for the period ending June 30, 2015).

Comparative Fees: The Amended Complaint provides comparative fee data for only a handful of the sixty-three funds at issue. (Amended Compl. ¶¶ 67-69, 76-79.) Even for those few Great-West funds that are addressed, the allegations are comparisons to one or two other funds that most often include Vanguard funds. (Amended Compl. ¶¶ 67, 78-79). These allegations are insufficient. *Amron v. Morgan Stanley Inv. Advisors Inc.*, 464 F.3d 338, 345 (2d Cir. 2006); *Migdal*, 248 F.3d at 327. There is no comparative fee information at all for many of the funds.

Profitability: The Complaint contains no *factual* allegations about the profitability of any Great-West Fund or GWCM's overall profitability. Conclusory allegations that Great-West had excessive profits are insufficient.

Fall-Out Benefits: Plaintiffs allegation that other fees collected on the funds at issue qualify as fall-out benefits is insufficient absent a separate showing that those other fees are excessive. *Turner v. Davis Selected Advisers, LP*, 626 F. App'x 713, 717-18 (9th Cir. 2015); *Meyer v. Oppenheimer Mgmt. Corp.*, 895 F.2d 861, 866 (2d Cir. 1990).

Economies of Scale: Plaintiffs allege that most subadvisers have "reduced percentage fees" as assets increase (Amended Compl. ¶ 103.) These allegations are insufficient. Leaving aside that a "differential in breakpoints between subadvisers and investment advisers is irrelevant to the issue of economies of scale," *Hoffman v. UBS–AG*, 591 F. Supp. 2d 522, 540 (S.D.N.Y. 2008), these allegations only apply at most to small percentage of the at-issue funds.

Independence and Conscientiousness of the Board: With respect to independence, there are no facts alleged that would rebut the express presumption under the ICA that the trustees are disinterested under 15 U.S.C. § 80a-2(a)(9). *See Amron*, 464 F.3d at 344. Nor do Plaintiffs' conclusory allegations that the Board "rubber stamped" the fees at issue pass muster, as that simply assumes the premise that the fees were excessive. *See ING Principal Prot. Funds Derivative Litig.*, 369 F.Supp.2d 163, 172 (D. Mass. 2005) ("Simply because the Board of Trustees approved the fee contracts at issue does not render the independent trustees 'interested'."). With respect to the information provided to the Board, Plaintiffs alleged that the

Michael A. Wolff
April 28, 2016
Page 4

When we discussed these same issues in the context of the Original Complaint, you argued that Plaintiffs "obviously cannot make detailed allegations" on certain *Gartenberg* factors. *See* Email from Michael Wolff to Sean Murphy, dated March 18, 2016. However, *Iqbal* and *Twombley* require some factual predicate to survive dismissal. Indeed, even before the Supreme Court decided those cases, courts rejected similar arguments that discovery was needed to address certain *Gartenberg* factors. *See Amron*, 464 F.3d at 344-345.

As you know from my March 16, 2016, letter, if Plaintiffs choose to stand on their current pleading rather than attempt to cure the above-referenced defects, Defendant will seek dismissal with prejudice. Please let me know if you plan to seek leave to amend the Amended Complaint again in light of the above.


Very truly yours,

Sean M. Murphy

cc: Ed Stewart, Esq.
        Robert Little, Esq.

#4822-4345-0161v1

EXHIBIT C

AMENDED AND RESTATED
INVESTMENT ADVISORY AGREEMENT

This Investment Advisory Agreement is made this 1st day of May, 2015 (this "Agreement"), by and between Great-West Funds, Inc, a Maryland corporation ("Great-West Funds"), and Great-West Capital Management, LLC, a Colorado limited liability company registered as an investment adviser under the Investment Advisers Act of 1940 (the "Adviser").

ARTICLE I

Duties of the Adviser

Great-West Funds hereby employs the Adviser to act as the investment adviser to and manager of Great-West Funds, and, subject to the review of the Board of Directors of Great-West Funds (the "Board"), to manage the investment and reinvestment of the assets of its existing series and of each series it may create in the future (each, a "Fund" and collectively, the "Funds") and to administer its affairs, for the period and on the terms and conditions set forth in this Agreement. The Adviser hereby accepts such employment and agrees during such period, at its own expense, to render the services and to assume the obligations herein set forth for the compensation herein provided. The Adviser shall for all purposes herein be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent Great-West Funds in any way or otherwise be deemed an agent of Great-West Funds.

A. Investment Advisory Services. In carrying out its obligations to manage the investment and reinvestment of the assets of Great-West Funds, the Adviser shall, when appropriate and consistent with the limitations set forth in Section C hereof:

(a)   perform research and obtain and evaluate pertinent economic, statistical, and financial data relevant to the investment policies of Great-West Funds;

(b)   consult with the Board and furnish to the Board recommendations with respect to an overall investment plan for approval, modification, or rejection by the Board;

(c)   seek out, present, and recommend specific investment opportunities, consistent with any overall investment plan approved by the Board;

(d)   take such steps as are necessary to implement any overall investment plan approved by the Board, including making and carrying out decisions to acquire or

> dispose of permissible investments, management of investments and any other property of Great-West Funds, and providing or obtaining such services as may be necessary in managing, acquiring, or disposing of investments;

(e) regularly report to the Board with respect to the implementation of any approved overall investment plan and any other activities in connection with management of the assets of the Great-West Funds;

(f) maintain all required accounts, records, memoranda, instructions, or authorizations relating to the acquisition or disposition of investments for Great-West Funds; and

(g) determine the net asset value of Great-West Funds as required by applicable law.

If, in the judgment of the Adviser, Great-West Funds would be benefited by supplemental investment research from other persons or entities, outside the context of a specific brokerage transaction, the Adviser is authorized to obtain and pay a reasonable flat fee for such information. Supplemental investment research shall be limited to statistical and other factual information, advice regarding economic factors and trends, and advice as to occasional transactions in specific securities, and shall not involve general advice or recommendations regarding the purchase or sale of securities. The expense of the Adviser may not be necessarily reduced as a result of the receipt of such supplement information. The Adviser shall regularly report to the Board when it has secured or, where time permits, intends to secure said supplemental investment research. It is understood and agreed that the Board retains the right to limit the scope of or to disapprove of said research.

B. Administrative Services. In addition to the performance of investment advisory services, the Adviser shall perform, or supervise the performance of, administrative services in connection with the management of Great-West Funds and the Funds, including all financial reporting for Great-West Funds. In this connection, the Adviser agrees to: (i) assist in supervising all aspects of Great-West Funds' operations, including the coordination of all matters relating to the functions of the custodian, transfer agent, accountants, attorneys, and other parties performing services or operational functions for Great-West Funds, (ii) provide Great-West Funds, at the Adviser's expense, with services of persons who may be the Adviser's officers, competent to perform such administrative and clerical functions as are necessary in order to

provide effective administration of Great-West Funds, including duties in connection with certain reports and the maintenance of certain books and records of Great-West Funds, and (iii) provide Great-West Funds, at the Adviser's expense, with adequate office space and related services necessary for its operations, excluding recordkeeping and other administrative services provided to shareholders of the Funds, as contemplated in this Agreement. Nothing contained herein will be construed to restrict Great-West Funds' right to hire its own employees or to contract for services to be performed by third parties.

C. Limitations on Advisory Services. The Adviser shall perform the services under this Agreement subject to the review of the Board and in a manner consistent with the investment objectives, policies, and restrictions of Great-West Funds as stated in its Registration Statement, as amended from time to time, filed with the Securities and Exchange Commission, its Articles of Incorporation and Bylaws, as amended from time to time, and the provisions of the Investment Company Act of 1940, as amended (the "Investment Company Act").

Great-West Funds has furnished or will furnish the Adviser with copies of Great-West Funds' Prospectuses, Articles of Incorporation, and Bylaws as currently in effect and agrees during the continuance of this Agreement to furnish the Adviser with copies of any amendments or supplements thereto before or at the time the amendments or supplements become effective. The Adviser will be entitled to rely on all documents furnished by Great-West Funds.

D. Relationship with Sub-advisers Pursuant to Manager-of-Managers Structure. In fulfilling its duties, the Adviser may select and contract at its own expense with sub-advisers to manage the purchase, retention, and disposition of the investments, securities, and cash of each Fund other than any Fund that is part of a master-feeder arrangement. Furthermore, one or more Funds, as determined by the Adviser, may be advised by two or more sub-advisers. Under these circumstances, the Adviser would allocate such a Fund's assets between and among its sub-advisers. The Adviser will continue to have responsibility for all investment advisory services furnished pursuant to any sub-advisory agreement.

Great-West Funds and the Adviser understand and agree that the Adviser will manage Great-West Funds in a "manager-of-managers" style, which contemplates that the Adviser, among other things, is responsible for:

(i)   reviewing and recommending prospective sub-advisers for each Fund;

(ii)   monitoring and supervising each sub-adviser's performance, including each sub-adviser's practices in placing orders and selecting brokers and dealers to execute the Funds' transactions and in negotiating commission rates;

(iii)   providing investment management evaluation services including quantitative and qualitative analysis as well as periodic in-person, telephonic, and written consultations with the sub-advisers;

(iv)   communicating performance expectations and evaluation to each sub-adviser;

(v)   determining whether each sub-advisory agreement should be renewed, modified, or terminated; and

(vi)   providing reports to the Board covering the results of its evaluation, monitoring functions and determinations with respect to each sub-adviser.

All actions of the Adviser are subject to review by the Board. Great-West Funds recognizes that a sub-adviser's services may be terminated or modified pursuant to this process, and that the Adviser may appoint a new sub-adviser for a sub-adviser that is so removed.

Each sub-adviser's fees will be paid by the Adviser out of the advisory fees received from each of the Funds. The fee will be computed daily and paid periodically at an annual rate applied to the value of the average daily net assets of the Fund or, in the future, the portion of the Fund managed by that sub-adviser. Fees paid to a sub-adviser of a Fund with multiple sub-advisers would depend both on the fee rate negotiated with the Adviser and on the percentage of the Fund's assets allocated to that sub-adviser by the Adviser, which may vary from time to time. Thus, the basis for fees paid to any such sub-adviser would not be constant, and the relative amounts of fees paid to the various sub-advisers of a Fund would fluctuate. These internal fluctuations, however, would not affect the total management fees paid by a Fund, which would continue to be fixed at the rates and on the terms described in Article II, Section A of this Agreement. Great-West Funds and its Funds have no responsibility to compensate any sub-adviser in any manner.

The sub-advisers serve in a sub-advisory capacity to the Adviser with respect to each Fund for which they provide investment advice. Subject to the general supervision and direction of the Adviser and, ultimately, the Board, each sub-adviser for a Fund:

(i)   furnishes a continuous investment program for the Fund (or, in the future, the portion thereof for which it provides investment advice) it advises in accordance with the Fund's stated investment objectives and policies;

(ii)   makes investment decisions for the Fund (or, in the future, the portion thereof for which it provides investment advice); and

(iii)   places all orders to purchase and sell securities on behalf of the Fund (or, in the future, the portion thereof for which it provides investment advice).

Each sub-adviser is, and any future sub-adviser will be, registered as an investment adviser under the Investment Advisers Act of 1940 and is or will be an "investment adviser," as defined in Section 2(a)(20) of the Investment Company Act, with respect to the Fund or Funds (or portion thereof) for which it provides investment advice. In addition, a sub-adviser may perform certain limited administrative functions associated with its services for the relevant Fund(s) as set forth in the relevant sub-advisory agreement.

If a Fund employs multiple sub-advisers, each of whom would have complete discretion to purchase and sell securities for that portion of the assets of the Fund assigned to it by the Adviser, the Adviser will monitor the performance of both the Fund as a whole and each sub-adviser and will reallocate Fund assets among individual sub-advisers, or recommend to the Board that a Fund employ or terminate particular sub-advisers, to the extent necessary to achieve the overall objective of the particular Fund.

Pursuant to the "manager-of-managers" structure, each sub-adviser recommended by the Adviser will be selected and approved by the Board, including a majority of the Directors who are not "interested persons" as defined in Section 2(a)(19) of the Investment Company Act, of Great-West Funds or the Adviser (the "Independent Directors"), and each sub-adviser will perform its services pursuant to a written sub-advisory agreement that complies with Section 15(a) of the Investment Company Act and has been approved by the Board, including a majority of the Independent Directors.

ARTICLE II

Compensation of the Adviser

A. Investment Advisory Fee. As compensation for its services with respect to Great-West Funds, the Adviser receives monthly compensation at the annual rate of 0.65% of the average daily net assets of the Great-West American Century Growth Fund; 0.60% of the average daily net assets of the Great-West Ariel Mid Cap Value Fund; 0.15% of the average daily net assets of the Great-West Bond Index Fund; 0.35% of the average daily net assets of the Great-West Federated Bond Fund; 0.90% of the average daily net assets of the Great-West Goldman Sachs Mid Cap Value Fund; 0.35% of the average daily net assets of the Great-West International Index Fund; 1.05% of the average daily net assets of the Great-West Invesco Small Cap Value Fund; 0.65% of the average daily net assets of the Great-West Multi-Manager Large Cap Growth Fund on assets up to $1 billion and 0.60% of the average daily net assets of the Great-West Multi-Manager Large Cap Growth Fund on assets over $1 billion; 0.55% of the average daily net assets of the Great-West Loomis Sayles Bond Fund; 0.60% of the average daily net assets of the Great-West Loomis Sayles Small Cap Value Fund; 0.85% of the average daily net assets of the Great-West MFS International Growth Fund; 0.65% of the average daily net assets of the Great-West MFS International Value Fund; 0.11% of the average daily net assets of the Great-West Money Market Fund; 0.75% of the average daily net assets of the Great-West Putnam Equity Income Fund; 0.75% of the average daily net assets of the Great-West Putnam High Yield Bond Fund; 0.35% of the average daily net assets of the Great-West Real Estate Index Fund; 0.25% of the average daily net assets of the Great-West S&P 500 Index Fund; 0.25% of the average daily net assets of the Great-West S&P Mid Cap 400 Index Fund; 0.25% of the average daily net assets of the Great-West S&P Small Cap 600 Index Fund; 0.25% of the average daily net assets of the Great-West Short Duration Bond Fund; 0.75% of the average daily net assets of the Great-West Small Cap Growth Fund; 0.25% of the average daily net assets of the Great-West Stock Index Fund; 0.95% of the average daily net assets of the Great-West Templeton Global Bond Fund; 0.45% of the average daily net assets of the Great-West T. Rowe Price Equity Income Fund; 0.65% of the average daily net assets of the Great-West T. Rowe Price Mid Cap Growth Fund; and 0.25% of the average daily net assets of the Great-West U.S. Government Mortgage Securities Fund.

As compensation for its services with respect to Great-West Funds, the Adviser receives monthly compensation at the annual rate of 0.12% of the average daily net assets of the Great-

West Lifetime 2015 Fund I, Great-West Lifetime 2015 Fund II, Great-West Lifetime 2015 Fund III, Great-West Lifetime 2025 Fund I, Great-West Lifetime 2025 Fund II, Great-West Lifetime 2025 Fund III, Great-West Lifetime 2035 Fund I, Great-West Lifetime 2035 Fund II, Great-West Lifetime 2035 Fund III, Great-West Lifetime 2045 Fund I, Great-West Lifetime 2045 Fund II, Great-West Lifetime 2045 Fund III, Great-West Lifetime 2055 Fund I, Great-West Lifetime 2055 Fund II, and Great-West Lifetime 2055 Fund III.

As compensation for its services with respect to Great-West Funds, the Adviser receives monthly compensation at the annual rate of 0.25% of the average daily net assets of each of the Great-West Aggressive Profile I Fund, Great-West Moderately Aggressive Profile I Fund, Great-West Moderate Profile I Fund, Great-West Moderately Conservative Profile I Fund, Great-West Conservative Profile I Fund; and 0.10% of the average daily net assets of each of the Great-West Aggressive Profile II Fund, Great-West Moderately Aggressive Profile II Fund, Great-West Moderate Profile II Fund, Great-West Moderately Conservative Profile II Fund, Great-West Conservative Profile II Fund.

As compensation for its services with respect to Great-West Funds, the Adviser receives monthly compensation at the annual rate of 0.10% of the average daily net assets of the Great-West SecureFoundation® Balanced Fund; 0.16% of the average daily net assets of the Great-West SecureFoundation® Balanced ETF Fund; 0.12% of the average daily net assets of the Great-West SecureFoundation® Lifetime 2015 Fund, Great-West SecureFoundation® Lifetime 2020 Fund, Great-West SecureFoundation® Lifetime 2025 Fund, Great-West SecureFoundation® Lifetime 2030 Fund, Great-West SecureFoundation® Lifetime 2035 Fund, Great-West SecureFoundation® Lifetime 2040 Fund, Great-West SecureFoundation® Lifetime 2045 Fund, Great-West SecureFoundation® Lifetime 2050 Fund, and Great-West SecureFoundation® Lifetime 2055 Fund.

B. <u>Allocation of Expenses</u>. Except with respect to the Funds indicated below, the Adviser shall be responsible for all expenses incurred in performing the services set forth in this Agreement and all other expenses, and Great-West Funds shall pay only administrative services fees incurred pursuant to the Administrative Services Agreement between Great-West Funds and Great-West Life & Annuity Insurance Company ("Administrative Services Fees") and extraordinary expenses, including the cost of litigation.

With respect to the Great-West Ariel Mid Cap Value, Great-West Loomis Sayles Small Cap Value, Great-West T. Rowe Price Equity Income, Great-West Small Cap Growth, Great-West MFS International Value, Great-West T. Rowe Price Mid Cap Growth and Great-West SecureFoundation® Balanced ETF Funds:

(a)   The Adviser shall be responsible for all of its expenses incurred in performing the services set forth in Article I hereunder. Such expenses include, but are not limited to, costs incurred in providing investment advisory services; compensating and furnishing office space for officers and employees of the Adviser connected with investment and economic research, trading, and investment management of Great-West Funds; and paying all fees of all directors of Great-West Funds who are affiliated persons of the Adviser or any of its subsidiaries.

(b)   Great-West Funds pays all other expenses incurred in its operation and all of its general administrative expenses, including, but not limited to, redemption expenses, expenses of portfolio transactions, pricing costs (including the daily calculation of net asset value), interest, charges of the custodian and transfer agent, if any, cost of auditing services, directors' fees, legal expenses, state franchise and other taxes, expenses of registering the shares under Federal and state securities laws, Securities and Exchange Commission fees, advisory fees, insurance premiums, costs of maintenance of corporate existence, investor services (including allocable personnel and telephone expenses), costs of printing proxies, stock certificates, costs of corporate meetings, Administrative Services Fees, and any extraordinary expenses, including litigation costs. Accounting services are provided for Great-West Funds by the Adviser and Great-West Funds shall reimburse the Adviser for its costs in connection therewith.

With respect to the Great-West Lifetime 2015 Fund I, Great-West Lifetime 2015 Fund II, Great-West Lifetime 2015 Fund III, Great-West Lifetime 2025 Fund I, Great-West Lifetime 2025 Fund II, Great-West Lifetime 2025 Fund III, Great-West Lifetime 2035 Fund I, Great-West Lifetime 2035 Fund II, Great-West Lifetime 2035 Fund III, Great-West Lifetime 2045 Fund I, Great-West Lifetime 2045 Fund II, Great-West Lifetime 2045 Fund III, Great-West Lifetime 2055 Fund I, Great-West Lifetime 2055 Fund II, and Great-West Lifetime 2055 Fund III, the

Adviser shall be responsible for all expenses incurred in performing the services set forth in this Agreement and all other expenses, except that Great-West Funds shall pay all Administrative Services Fees, distribution and other expenses incurred under a plan adopted pursuant to rule 12b-1 under the Investment Company Act, and any extraordinary expenses, including litigation costs.

With respect to the Great-West SecureFoundation[®] Balanced Fund, Great-West SecureFoundation[®] Lifetime 2015 Fund, Great-West SecureFoundation[®] Lifetime 2025 Fund, Great-West SecureFoundation[®] Lifetime 2035 Fund, Great-West SecureFoundation[®] Lifetime 2045 Fund, and Great-West SecureFoundation[®] Lifetime 2055 Fund, the Adviser shall be responsible for all expenses incurred in performing the services set forth in this Agreement and all other expenses, except that Great-West Funds shall pay all Administrative Services Fees, distribution and other expenses incurred under a plan adopted pursuant to rule 12b-1 under the Investment Company Act, and any extraordinary expenses, including litigation costs.

With respect to the Great-West SecureFoundation[®] Lifetime 2020 Fund, Great-West SecureFoundation[®] Lifetime 2030 Fund, Great-West SecureFoundation[®] Lifetime 2040 Fund, and Great-West SecureFoundation[®] Lifetime 2050 Fund, the Adviser shall be responsible for all expenses incurred in performing the services set forth in this Agreement and all other expenses, except that Great-West Funds shall pay all Administrative Services Fees, distribution and other expenses incurred under a plan adopted pursuant to rule 12b-1 under the Investment Company Act, and any extraordinary expenses, including litigation costs.

Notwithstanding the preceding paragraphs of Section B, above, with respect to the Class L shares of the Funds, as applicable, the Adviser shall be responsible for all expenses incurred in performing the services set forth in this Agreement and all other expenses, except that Great-West Funds shall pay all Administrative Services Fees, distribution and other expenses incurred under a plan adopted pursuant to rule 12b-1 under the Investment Company Act, and any extraordinary expenses, including litigation costs.

Notwithstanding the second and sixth paragraphs of Section B, above, with respect to the Class L shares of the Great-West Ariel Mid Cap Value, Great-West Loomis Sayles Small Cap Value, Great-West T. Rowe Price Equity Income, Great-West Small Cap Growth, Great-West MFS International Value, and Great-West T. Rowe Price Mid Cap Growth Funds:

(a)   The Adviser shall be responsible for all of its expenses incurred in performing the services set forth in Article I hereunder. Such expenses include, but are not limited to, costs incurred in providing investment advisory services; compensating and furnishing office space for officers and employees of the Adviser connected with investment and economic research, trading, and investment management of Great-West Funds; and paying all fees of all directors of Great-West Funds who are affiliated persons of the Adviser or any of its subsidiaries.

(b)   Great-West Funds pays all other expenses incurred in its operation and all of its general administrative expenses, including, but not limited to, redemption expenses, expenses of portfolio transactions, pricing costs (including the daily calculation of net asset value), interest, charges of the custodian and transfer agent, if any, costs of auditing services, directors' fees, legal expenses, state franchise and other taxes, expenses of registering the shares under Federal and state securities laws, Securities and Exchange Commission fees, advisory fees, insurance premiums, costs of maintenance of corporate existence, investor services (including allocable personnel and telephone expenses), costs of printing proxies, stock certificates, costs of corporate meetings, and any extraordinary expenses, including litigation costs, Administrative Services Fees, and all distribution and other expenses incurred under a plan adopted pursuant to rule 12b-1 under the Investment Company Act (or successor plan). Accounting services are provided for Great-West Funds by the Adviser and Great-West Funds shall reimburse the Adviser for its costs in connection therewith.

Notwithstanding the preceding paragraphs of Section B, above, with respect to the Class A shares of the Great-West SecureFoundation[®] Balanced ETF Fund:

(a)   The Adviser shall be responsible for all of its expenses incurred in performing the services set forth in Article I hereunder. Such expenses include, but are not limited to, costs incurred in providing investment advisory services; compensating and furnishing office space for officers and employees of the Adviser connected with investment and economic research, trading, and investment management of

Great-West Funds; and paying all fees of all directors of Great-West Funds who are affiliated persons of the Adviser or any of its subsidiaries.

(b)   Great-West Funds pays all other expenses incurred in its operation and all of its general administrative expenses, including, but not limited to, redemption expenses, expenses of portfolio transactions, pricing costs (including the daily calculation of net asset value), interest, charges of the custodian and transfer agent, if any, cost of auditing services, directors' fees, legal expenses, state franchise and other taxes, expenses of registering the shares under Federal and state securities laws, Securities and Exchange Commission fees, advisory fees, insurance premiums, costs of maintenance of corporate existence, investor services (including allocable personnel and telephone expenses), costs of printing proxies, stock certificates, costs of corporate meetings, and any extraordinary expenses, including litigation costs, Administrative Services Fees, and all distribution and other expenses incurred under a plan adopted pursuant to rule 12b-1 under the Investment Company Act (or successor plan). Accounting services are provided for Great-West Funds by the Adviser and Great-West Funds shall reimburse the Adviser for its costs in connection therewith.

C. <u>Excess Expenses</u>. Notwithstanding the second paragraph of Section B, above, with respect to the following Funds of Great-West Funds, the Adviser shall pay Expenses which exceed an annual rate of: 0.75% of the average daily net assets of the Great-West Ariel Mid Cap Value Fund; 0.95% of the average daily net assets of the Great-West Loomis Sayles Small Cap Value Fund; 0.85% of the average daily net assets of the Great-West MFS International Value Fund; 0.75% of the average daily net assets of the Great-West Small Cap Growth Fund; 0.60% of the average daily net assets of the Great-West T. Rowe Price Equity Income Fund; and 0.70% of the average daily net assets of the Great-West T. Rowe Price Mid Cap Growth Fund. For purposes of this Section C, "Expenses" with respect to a Fund shall mean the sum of (a) the investment advisory fee described in Section A, above, for such Fund, and (b) expenses to be paid directly by Great-West Funds, as described in clause (b) of the second paragraph of Section B, above, with respect to such Fund.

Notwithstanding the seventh paragraph of Section B, above, with respect to Class L shares of the Great-West Ariel Mid Cap Value Fund, Great-West Loomis Sayles Small-Cap Value Fund, Great-West MFS International Value Fund, Great-West Small-Cap Growth Fund, Great-West T. Rowe Price Equity/Income Fund, and Great-West T. Rowe Price MidCap Growth Fund, for purposes of this Section C, "Expenses" with respect to a Fund shall mean the sum of (a) the investment advisory fee described in Section A, above, for such Fund, and (b) expenses to be paid directly by Great-West Funds, as described in clause (b) of the seventh paragraph of Section B, above, excluding all Administrative Services Fees and distribution and other expenses incurred under a plan adopted pursuant to rule 12b-1 under the Investment Company Act (or successor plan), with respect to such Fund.

ARTICLE III

Portfolio Transactions and Brokerage

The Adviser agrees to determine the securities to be purchased or sold by the Funds, subject to the provisions of Article I, and to place orders pursuant to its determinations, either directly with the issuer, with any broker-dealer or underwriter that specializes in the securities for which the order is made, or with any other broker or dealer selected by the Adviser, subject to the following limitations.

The Adviser is authorized to select the brokers or dealers that will execute the purchases and sales of portfolio securities for Great-West Funds and will use its best efforts to obtain the most favorable net results and execution of Great-West Funds' orders, taking into account all appropriate factors including price, dealer spread or commission, if any, size of the transaction, and difficulty of the transaction. In evaluating the net results of brokerage services offered by brokers or dealers that also provide supplemental investment research to the Adviser for a flat fee (see Article I) the Adviser need not take such a flat fee into consideration.

If, in the judgment of the Adviser, Great-West Funds would be benefited by supplemental investment research in addition to such research furnished for a flat fee, the Adviser is authorized to pay spreads or commissions to brokers or dealers furnishing such services in excess of spreads or commissions which another broker or dealer may charge for the same transaction. The

expenses of the Adviser may not necessarily be reduced as a result of receipt of such supplemental information.

Subject to the above requirements and the provisions of the Investment Company Act, the Securities Exchange Act of 1934, other applicable provisions of law, and the terms of any exemption(s) therefrom, nothing shall prohibit the Adviser from selecting brokers or dealers with which it or Great-West Funds are affiliated.

ARTICLE IV

Activities of the Adviser

The services of the Adviser to Great-West Funds under this Agreement are not to be deemed exclusive and the Adviser will be free to render similar services to others so long as its services under this Agreement are not impaired. It is understood that directors, officers, employees, and shareholders of Great-West Funds are or may become interested in the Adviser, as managers, officers, employees, members, or otherwise, and that managers, officers, employees, or members of the Adviser are or may become similarly interested in Great-West Funds, and that the Adviser is or may become interested in Great-West Funds as shareholder or otherwise.

It is agreed that the Adviser may use any supplemental investment research obtained for the benefit of Great-West Funds in providing investment advice to its other investment advisory accounts. The Adviser or its subsidiaries may use such information in managing their own accounts. Conversely, such supplemental information obtained by the placement of business for the Adviser or other entities advised by the Adviser will be considered by and may be useful to the Adviser in carrying out its obligations to Great-West Funds.

Securities held by Great-West Funds may also be held by separate accounts or other mutual funds for which the Adviser acts as an adviser or by the Adviser or its subsidiaries. Because of different investment objectives or other factors, a particular security may be bought by the Adviser or its subsidiaries or for one or more clients when one or more clients are selling the same security. If purchases or sales of securities for Great-West Funds or other entities for which the Adviser or its subsidiaries act as investment adviser or for their advisory clients arise for consideration at or about the same time, Great-West Funds agrees that the Adviser may make

transactions in such securities, insofar as feasible, for the respective entities and clients in a manner deemed equitable to all. To the extent that transactions on behalf of more than one client of the Adviser during the same period may increase the demand for securities being purchased or the supply of securities being sold, Great-West Funds recognizes that there may an adverse effect on price.

It is agreed that, on occasions when the Adviser deems the purchase or sale of a security to be in the best interests of Great-West Funds as well as other accounts or companies, it may, to the extent permitted by applicable laws and regulations, but will not be obligated to, aggregate the securities to be sold or purchased for Great-West Funds with those to be sold or purchased for other accounts or companies in order to obtain favorable execution and low brokerage commissions. In that event, allocation of the securities purchased or sold, as well as the expenses incurred in the transaction, will be made by the Adviser in the manner it considers to be most equitable and consistent with its fiduciary obligations to Great-West Funds and to such other accounts or companies. Great-West Funds recognizes that in some cases this procedure may adversely affect the size of the position obtainable for a Fund's portfolio.

ARTICLE V

Effectiveness of the Agreement

This Agreement shall not become effective (and the Adviser shall not serve or act as investment adviser) unless and until it is approved by the Board including a majority of directors who are not parties to this Agreement or interested persons of any such party to this Agreement, and by the sole shareholder; and this Agreement shall come into full force and effect on the date on which it is so approved.

ARTICLE VI

Term of the Agreement

This Agreement shall remain in effect until the earlier of one year from its effective date and shall continue so long as such continuance is specifically approved by a majority of the outstanding shares of Great-West Funds at that time and at least annually thereafter (a) by the vote of the majority of the Board, or by vote of a majority of the outstanding shares of Great-

West Funds, including a majority of the outstanding shares of each Fund, and (b) by the vote of a majority of the members of the Board who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the Board shall request and evaluate, and the Adviser shall furnish, such information as may be reasonably necessary to evaluate the terms of this Agreement. This Agreement:

(a)   Shall not be terminated by the Adviser without sixty days' prior written notice and without the prior approval of a new investment advisory agreement by vote of a majority of the outstanding shares of Great-West Funds;

(b)   Shall be subject to termination, without the payment of any penalty, by the Board or by vote of a majority of the outstanding voting securities of Great-West Funds, on sixty days' written notice to the Adviser;

(c)   Shall not be amended without specific approval of such amendment by (i) the Board, or by the vote of a majority of the outstanding shares of Great-West Funds, including a majority of the outstanding shares of each Fund, and (ii) a majority of those directors who are not parties to this Agreement or interested persons of such a party, cast in person at a meeting called for the purpose of voting on such approval; and

(d)   Shall automatically terminate upon assignment by either party.

ARTICLE VII

Recordkeeping

The Adviser agrees that all accounts and records which it maintains for Great-West Funds shall be the property of Great-West Funds and that it will surrender promptly to the designated officers of Great-West Funds any or all such accounts and records upon request. The Adviser further agrees to preserve for the period prescribed by the rules and regulations of the Securities and Exchange Commission all such records as are required to be maintained pursuant to said rules. The Adviser also agrees that it will maintain all records and accounts regarding the investment activities of Great-West Funds in a confidential manner. All such accounts or records shall be made available, within five (5) business days of the request, to Great-West

Funds' accountants or auditors during regular business hours at the Adviser's offices upon reasonable prior written notice. In addition, the Adviser will provide any materials reasonably related to the investment advisory services provided hereunder, as may be reasonably requested in writing by the directors or officers of Great-West Funds or as may be required by any governmental agency having jurisdiction.

ARTICLE VIII

Liability of the Adviser

In the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties on the part of the Adviser (or its managers, agents, officers, employees, members, and any other person or entity affiliated with the Adviser or retained by it to perform or assist in the performance of its obligations under this Agreement), neither the Adviser nor any of its managers, officers, employees, or agents shall be subject to liability to Great-West Funds or to any shareholder for any act or omission in the course of, or connected with, rendering services hereunder, including without limitation any error of judgment or mistake of law or for any loss suffered by Great-West Funds or any shareholder in connection with the matters to which this Agreement relates, except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services.

ARTICLE IX

Governing Law

This Agreement is subject to the provisions of the Investment Company Act, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder, including such exemptions therefrom as the Securities and Exchange Commission may grant. Words and phrases used herein shall be interpreted in accordance with that Act and those rules and regulations. As used with respect to Great-West Funds or any of its Funds, the term "majority of the outstanding shares" means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officials duly authorized, as of the day and year first above written.

GREAT-WEST FUNDS, INC.

By:

Name: Mary C. Maiers

Title: Chief Financial Officer & Treasurer

Attest:

By:

Name: Ryan L. Logsdon

Title: Assistant Vice President, Counsel & Secretary

GREAT-WEST CAPITAL MANAGEMENT, LLC

By:

Name: David G. McLeod

Title: Senior Vice President & Managing Director

Attest:

By:

Name: Ryan L. Logsdon

Title: Assistant Vice President, Counsel & Secretary

EXHIBIT D



P.O. BOX 1700
DENVER, COLORADO 80201

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK

GREAT-WEST FUNDS, INC.

Semi-Annual Report
June 30, 2015

Great-West Profile II Funds
(Institutional Class, Initial Class and Class L)

This report and the financial statements attached are submitted for general information and are not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus. Nothing herein is to be considered an offer of the sale of shares of the Funds. Such offering is made only by the prospectus of the Funds, which includes details as to offering price and other information.

Great-West Conservative Profile II Fund

Summary of Investments by Asset Class as of June 30, 2015

Asset Class	Percentage of Fund Investments
Bond	47.60%
International Equity	6.28
Large Cap Equity	10.81
Mid Cap Equity	5.82
Real Estate Equity	4.98
Small Cap Equity	1.92
Fixed Interest Contract	22.59
Total	100.00%

Shareholder Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (January 1, 2015 to June 30, 2015).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000.00 (for example, an $8,600 account value divided by $1,000.00 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value (1/01/15)	Ending Account Value (6/30/15)	Expenses Paid During Period (1/01/15 – 6/30/15)
Institutional Class			
Actual	$ 1,000.00	$ 990.30	$ 0.70*
Hypothetical (5% return before expenses)	$ 1,000.00	$ 1,006.36	$ 2.01*
Initial Class			
Actual	$ 1,000.00	$ 1,006.60	$ 2.51**
Hypothetical (5% return before expenses)	$ 1,000.00	$ 1,022.30	$ 2.53**
Class L			
Actual	$ 1,000.00	$ 1,004.90	$ 3.81**
Hypothetical (5% return before expenses)	$ 1,000.00	$ 1,021.00	$ 3.84**

*   Expenses are equal to the Fund's annualized expense ratio of 0.40% for the Institutional Class shares, multiplied by the average account value over the period, multiplied by 61/365 days to reflect share class's inception date of May 1, 2015 through June 30, 2015. The Fund's annualized expense ratio includes expenses borne directly by the class plus the Fund's pro-rata share of the weighted average expense ratio of the underlying funds in which it invests, 0.31%.

**   Expenses are equal to the Fund's annualized expense ratio of 0.50% for the Initial Class shares, and 0.76% for the Class L shares, multiplied by the average account value over the period, multiplied by 181/365 days to reflect the one-half year period. The Fund's annualized expense ratio includes expenses borne directly by the class plus the Fund's pro-rata share of the weighted average expense ratio of the underlying funds in which it invests, 0.31%.

Performance does not include any fees or expenses of variable insurance contracts, IRAs, qualified retirement plans or college savings programs, if applicable. If such fees or expenses were included, returns would be lower.

Great-West Moderately Conservative Profile II Fund

Summary of Investments by Asset Class as of June 30, 2015

Asset Class	Percentage of Fund Investments
Bond	33.30%
International Equity	10.13
Large Cap Equity	17.45
Mid Cap Equity	9.39
Real Estate Equity	4.47
Small Cap Equity	3.11
Fixed Interest Contract	22.15
Total	100.00%

Shareholder Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (January 1, 2015 to June 30, 2015).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000.00 (for example, an $8,600 account value divided by $1,000.00 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value (1/01/15)	Ending Account Value (6/30/15)	Expenses Paid During Period (1/01/15 – 6/30/15)
Institutional Class			
Actual	$ 1,000.00	$ 989.40	$ 0.70*
Hypothetical (5% return before expenses)	$ 1,000.00	$ 11,006.36	$ 2.01*
Initial Class			
Actual	$ 1,000.00	$ 1,009.70	$ 2.61**
Hypothetical (5% return before expenses)	$ 1,000.00	$ 1,022.20	$ 2.63**
Class L			
Actual	$ 1,000.00	$ 1,009.10	$ 4.02**
Hypothetical (5% return before expenses)	$ 1,000.00	$ 1,020.80	$ 4.04**

*   Expenses are equal to the Fund's annualized expense ratio of 0.40% for the Institutional Class shares, multiplied by the average account value over the period, multiplied by 61/365 days to reflect share class's inception date of May 1, 2015 through June 30, 2015. The Fund's annualized expense ratio includes expenses borne directly by the class plus the Fund's pro-rata share of the weighted average expense ratio of the underlying funds in which it invests, 0.34%.

**   Expenses are equal to the Fund's annualized expense ratio of 0.53% for the Initial Class shares, and 0.80% for the Class L shares, multiplied by the average account value over the period, multiplied by 181/365 days to reflect the one-half year period. The Fund's annualized expense ratio includes expenses borne directly by the class plus the Fund's pro-rata share of the weighted average expense ratio of the underlying funds in which it invests, 0.34%.

Performance does not include any fees or expenses of variable insurance contracts, IRAs, qualified retirement plans or college savings programs, if applicable. If such fees or expenses were included, returns would be lower.

Great-West Moderate Profile II Fund

Summary of Investments by Asset Class as of June 30, 2015

Asset Class	Percentage of Fund Investments
Bond	24.16%
International Equity	14.07
Large Cap Equity	24.27
Mid Cap Equity	13.05
Real Estate Equity	4.00
Small Cap Equity	4.33
Fixed Interest Contract	16.12
Total	100.00%

Shareholder Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (January 1, 2015 to June 30, 2015).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000.00 (for example, an $8,600 account value divided by $1,000.00 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value (1/01/15)	Ending Account Value (6/30/15)	Expenses Paid During Period (1/01/15 – 6/30/15)
Institutional Class			
Actual	$ 1,000.00	$ 989.20	$ 0.80*
Hypothetical			
(5% return before expenses)	$ 1,000.00	$ 1,006.06	$ 2.31*
Initial Class			
Actual	$ 1,000.00	$ 1,015.10	$ 2.82**
Hypothetical			
(5% return before expenses)	$ 1,000.00	$ 1,022.00	$ 2.83**
Class L			
Actual	$ 1,000.00	$ 1,012.90	$ 4.23**
Hypothetical			
(5% return before expenses)	$ 1,000.00	$ 1,020.60	$ 4.24**

*   Expenses are equal to the Fund's annualized expense ratio of 0.46% for the Institutional Class shares, multiplied by the average account value over the period, multiplied by 61/365 days to reflect share class's inception date of May 1, 2015 through June 30, 2015. The Fund's annualized expense ratio includes expenses borne directly by the class plus the Fund's pro-rata share of the weighted average expense ratio of the underlying funds in which it invests, 0.37%.

**   Expenses are equal to the Fund's annualized expense ratio of 0.57% for the Initial Class shares, and 0.84% for the Class L shares, multiplied by the average account value over the period, multiplied by 181/365 days to reflect the one-half year period. The Fund's annualized expense ratio includes expenses borne directly by the class plus the Fund's pro-rata share of the weighted average expense ratio of the underlying funds in which it invests, 0.37%.

Performance does not include any fees or expenses of variable insurance contracts, IRAs, qualified retirement plans or college savings programs, if applicable. If such fees or expenses were included, returns would be lower.

Great-West Moderately Aggressive Profile II Fund

Summary of Investments by Asset Class as of June 30, 2015

Asset Class	Percentage of Fund Investments
Bond	18.31%
International Equity	17.42
Large Cap Equity	30.11
Mid Cap Equity	16.16
Real Estate Equity	3.50
Small Cap Equity	5.37
Fixed Interest Contract	9.13
Total	100.00%

Shareholder Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (January 1, 2015 to June 30, 2015).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000.00 (for example, an $8,600 account value divided by $1,000.00 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value (1/01/15)	Ending Account Value (6/30/15)	Expenses Paid During Period (1/01/15 – 6/30/15)
Institutional Class			
Actual	$ 1,000.00	$ 989.70	$ 0.80*
Hypothetical			
(5% return before expenses)	$ 1,000.00	$ 1,006.06	$ 2.31*
Initial Class			
Actual	$ 1,000.00	$ 1,018.70	$ 3.13**
Hypothetical			
(5% return before expenses)	$ 1,000.00	$ 1,021.70	$ 3.13**
Class L			
Actual	$ 1,000.00	$ 1,015.60	$ 4.43**
Hypothetical			
(5% return before expenses)	$ 1,000.00	$ 1,020.40	$ 4.44**

*   Expenses are equal to the Fund's annualized expense ratio of 0.47% for the Institutional Class shares, multiplied by the average account value over the period, multiplied by 61/365 days to reflect share class's inception date of May 1, 2015 through June 30, 2015. The Fund's annualized expense ratio includes expenses borne directly by the class plus the Fund's pro-rata share of the weighted average expense ratio of the underlying funds in which it invests, 0.41%.

**   Expenses are equal to the Fund's annualized expense ratio of 0.62% for the Initial Class shares, and 0.89% for the Class L shares, multiplied by the average account value over the period, multiplied by 181/365 days to reflect the one-half year period. The Fund's annualized expense ratio includes expenses borne directly by the class plus the Fund's pro-rata share of the weighted average expense ratio of the underlying funds in which it invests, 0.41%.

Performance does not include any fees or expenses of variable insurance contracts, IRAs, qualified retirement plans or college savings programs, if applicable. If such fees or expenses were included, returns would be lower.

Great-West Aggressive Profile II Fund

Summary of Investments by Asset Class as of June 30, 2015

Asset Class	Percentage of Fund Investments
International Equity	24.56%
Large Cap Equity	42.23
Mid Cap Equity	22.67
Real Estate Equity	3.00
Small Cap Equity	7.54
Total	100.00%

Shareholder Expense Example

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (January 1, 2015 to June 30, 2015).

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000.00 (for example, an $8,600 account value divided by $1,000.00 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value (1/01/15)	Ending Account Value (6/30/15)	Expenses Paid During Period (1/01/15 – 6/30/15)
Institutional Class			
Actual	$ 1,000.00	$ 989.10	$ 0.99*
Hypothetical			
(5% return before expenses)	$ 1,000.00	$ 1,005.56	$ 2.81*

	Beginning Account Value (1/01/15)	Ending Account Value (6/30/15)	Expenses Paid During Period (1/01/15 – 6/30/15)
Initial Class			
Actual	$ 1,000.00	$ 1,023.90	$ 3.44**
Hypothetical			
(5% return before expenses)	$ 1,000.00	$ 1,021.40	$ 3.44**
Class L			
Actual	$ 1,000.00	$ 1,023.60	$ 4.76**
Hypothetical			
(5% return before expenses)	$ 1,000.00	$ 1,020.10	$ 4.75**

* Expenses are equal to the Fund's annualized expense ratio of 0.57% for the Institutional Class shares, multiplied by the average account value over the period, multiplied by 61/365 days to reflect share class's inception date of May 1, 2015 through June 30, 2015. The Fund's annualized expense ratio includes expenses borne directly by the class plus the Fund's pro-rata share of the weighted average expense ratio of the underlying funds in which it invests, 0.47%.

** Expenses are equal to the Fund's annualized expense ratio of 0.69% for the Initial Class shares, and 0.95% for the Class L shares, multiplied by the average account value over the period, multiplied by 181/365 days to reflect the one-half year period. The Fund's annualized expense ratio includes expenses borne directly by the class plus the Fund's pro-rata share of the weighted average expense ratio of the underlying funds in which it invests, 0.47%.

Performance does not include any fees or expenses of variable insurance contracts, IRAs, qualified retirement plans or college savings programs, if applicable. If such fees or expenses were included, returns would be lower.

GREAT-WEST FUNDS, INC.

GREAT-WEST CONSERVATIVE PROFILE II FUND

Schedule of Investments As of June 30, 2015 (Unaudited)

Shares		Fair Value
BOND MUTUAL FUNDS		
3,559,171	Great-West Federated Bond Fund Institutional Class[a]	$ 34,844,289
4,713,915	Great-West Loomis Sayles Bond Fund Institutional Class[a]	45,489,277
2,340,067	Great-West Putnam High Yield Bond Institutional Class[a]	22,558,245
2,784,668	Great-West Short Duration Bond Fund Institutional Class[a]	27,790,985
4,622,122	Great-West Templeton Global Bond Fund Institutional Class[a]	44,372,375
3,542,565	Great-West U.S. Government Mortgage Securities Fund Institutional Class[a]	34,894,260
TOTAL BOND MUTUAL FUNDS — 47.61%		
(Cost $217,458,215)		**$ 209,949,431**
EQUITY MUTUAL FUNDS		
692,941	Great-West American Century Growth Fund Institutional Class[a]	6,977,913
2,071,569	Great-West Goldman Sachs Mid Cap Value Fund Institutional Class[a]	20,342,808
301,033	Great-West Invesco Small Cap Value Fund Institutional Class[a]	3,025,384
301,781	Great-West Loomis Sayles Small Cap Value Fund Institutional Class[a]	3,026,862
936,863	Great-West MFS International Growth Fund Institutional Class[a]	9,096,935
1,915,772	Great-West MFS International Value Fund Institutional Class[a]	18,621,308
690,219	Great-West Multi-Manager Large Cap Growth Fund Institutional Class[a]	$ 6,978,115
1,702,787	Great-West Putnam Equity Income Fund Institutional Class[a]	16,874,619
2,328,037	Great-West Real Estate Index Fund Institutional Class[a]	21,976,666
232,823	Great-West Small Cap Growth Fund Institutional Class[a]	2,423,691
1,745,799	Great-West T. Rowe Price Equity Income Fund Institutional Class[a]	16,864,422
522,638	Great-West T. Rowe Price Mid Cap Growth Fund Institutional Class[a]	5,320,459
TOTAL EQUITY MUTUAL FUNDS — 29.82%		
(Cost $126,758,319)		**$ 131,529,182**

Account Balance			
FIXED INTEREST CONTRACT			
99,652,836[b]	Great-West Life & Annuity Contract[a] 1.50%[c]		99,652,836
TOTAL FIXED INTEREST CONTRACT — 22.60%			
(Cost $99,652,836)		**$**	**99,652,836**
TOTAL INVESTMENTS — 100.03%			
(Cost $443,869,370)		**$**	**441,131,449**
OTHER ASSETS & LIABILITIES, NET — (0.03)%		**$**	**(139,066)**
TOTAL NET ASSETS — 100.00%		**$**	**440,992,383**

(a) Issuer is considered an affiliate of the Fund.
(b) Account Balance and Cost represent net deposits and approximate fair value.
(c) Adjustable rate security; interest rate is subject to change. Interest rate shown reflects the rate in effect at June 30, 2015.

See Notes to Financial Statements.

GREAT-WEST MODERATELY CONSERVATIVE PROFILE II FUND

Schedule of Investments As of June 30, 2015 (Unaudited)

Shares		Fair Value
BOND MUTUAL FUNDS		
1,118,354	Great-West Federated Bond Fund Institutional Class[a]	$ 10,948,689
1,480,340	Great-West Loomis Sayles Bond Fund Institutional Class[a]	14,285,282
735,879	Great-West Putnam High Yield Bond Institutional Class[a]	7,093,877
109,602	Great-West Short Duration Bond Fund Institutional Class[a]	1,093,825
1,457,477	Great-West Templeton Global Bond Fund Institutional Class[a]	13,991,777
1,112,621	Great-West U.S. Government Mortgage Securities Fund Institutional Class[a]	10,959,319
TOTAL BOND MUTUAL FUNDS — 33.31%		
(Cost $60,663,414)		**$ 58,372,769**
EQUITY MUTUAL FUNDS		
443,725	Great-West American Century Growth Fund Institutional Class[a]	4,468,311
1,327,946	Great-West Goldman Sachs Mid Cap Value Fund Institutional Class[a]	13,040,431
193,396	Great-West Invesco Small Cap Value Fund Institutional Class[a]	1,943,627
194,076	Great-West Loomis Sayles Small Cap Value Fund Institutional Class[a]	1,946,578
600,474	Great-West MFS International Growth Fund Institutional Class[a]	5,830,602
1,226,215	Great-West MFS International Value Fund Institutional Class[a]	11,918,812
441,914	Great-West Multi-Manager Large Cap Growth Fund Institutional Class[a]	$ 4,467,755
1,091,937	Great-West Putnam Equity Income Fund Institutional Class[a]	10,821,094
830,488	Great-West Real Estate Index Fund Institutional Class[a]	7,839,802
150,587	Great-West Small Cap Growth Fund Institutional Class[a]	1,567,609
1,120,577	Great-West T. Rowe Price Equity Income Fund Institutional Class[a]	10,824,774
335,140	Great-West T. Rowe Price Mid Cap Growth Fund Institutional Class[a]	3,411,730
TOTAL EQUITY MUTUAL FUNDS — 44.56%		
(Cost $76,544,629)		**$ 78,081,125**

Account Balance		
FIXED INTEREST CONTRACT		
38,821,493[b]	Great-West Life & Annuity Contract[a] 1.50%[c]	38,821,493
TOTAL FIXED INTEREST CONTRACT — 22.16%		
(Cost $38,821,493)		**$ 38,821,493**
TOTAL INVESTMENTS — 100.03%		
(Cost $176,029,536)		**$ 175,275,387**
OTHER ASSETS & LIABILITIES, NET — (0.03)%		**$ (56,513)**
TOTAL NET ASSETS — 100.00%		**$ 175,218,874**

(a) Issuer is considered an affiliate of the Fund.
(b) Account Balance and Cost represent net deposits and approximate fair value.
(c) Adjustable rate security; interest rate is subject to change. Interest rate shown reflects the rate in effect at June 30, 2015.

See Notes to Financial Statements.

GREAT-WEST MODERATE PROFILE II FUND

Schedule of Investments As of June 30, 2015 (Unaudited)

Shares		Fair Value
BOND MUTUAL FUNDS		
5,494,938	Great-West Federated Bond Fund Institutional Class[a]	$ 53,795,440
7,278,197	Great-West Loomis Sayles Bond Fund Institutional Class[a]	70,234,600
3,611,996	Great-West Putnam High Yield Bond Institutional Class[a]	34,819,638
538,755	Great-West Short Duration Bond Fund Institutional Class[a]	5,376,779
7,138,110	Great-West Templeton Global Bond Fund Institutional Class[a]	68,525,853
5,466,567	Great-West U.S. Government Mortgage Securities Fund Institutional Class[a]	53,845,691
TOTAL BOND MUTUAL FUNDS — 24.17%		
(Cost $298,331,522)		**$ 286,598,001**
EQUITY MUTUAL FUNDS		
4,181,992	Great-West American Century Growth Fund Institutional Class[a]	42,112,658
12,495,545	Great-West Goldman Sachs Mid Cap Value Fund Institutional Class[a]	122,706,254
1,822,120	Great-West Invesco Small Cap Value Fund Institutional Class[a]	18,312,310
1,829,250	Great-West Loomis Sayles Small Cap Value Fund Institutional Class[a]	18,347,383
5,631,957	Great-West MFS International Growth Fund Institutional Class[a]	54,686,301
11,539,792	Great-West MFS International Value Fund Institutional Class[a]	112,166,776
4,163,970	Great-West Multi-Manager Large Cap Growth Fund Institutional Class[a]	$ 42,097,737
10,282,953	Great-West Putnam Equity Income Fund Institutional Class[a]	101,904,062
5,030,221	Great-West Real Estate Index Fund Institutional Class[a]	47,485,287
1,413,169	Great-West Small Cap Growth Fund Institutional Class[a]	14,711,091
10,535,973	Great-West T. Rowe Price Equity Income Fund Institutional Class[a]	101,777,502
3,158,943	Great-West T. Rowe Price Mid Cap Growth Fund Institutional Class[a]	32,158,036
TOTAL EQUITY MUTUAL FUNDS — 59.74%		
(Cost $644,557,939)		**$ 708,465,397**

Account Balance		
FIXED INTEREST CONTRACT		
191,189,440[b]	Great-West Life & Annuity Contract[a] 1.50%[c]	191,189,440
TOTAL FIXED INTEREST CONTRACT — 16.12%		
(Cost $191,189,440)		**$ 191,189,440**
TOTAL INVESTMENTS — 100.03%		
(Cost $1,134,078,901)		**$ 1,186,252,838**
OTHER ASSETS & LIABILITIES, NET — (0.03)%		**$ (391,442)**
TOTAL NET ASSETS — 100.00%		**$ 1,185,861,396**

(a)   Issuer is considered an affiliate of the Fund.
(b)   Account Balance and Cost represent net deposits and approximate fair value.
(c)   Adjustable rate security; interest rate is subject to change. Interest rate shown reflects the rate in effect at June 30, 2015.

See Notes to Financial Statements.

GREAT-WEST MODERATELY AGGRESSIVE PROFILE II FUND

Schedule of Investments As of June 30, 2015 (Unaudited)

Shares		Fair Value
BOND MUTUAL FUNDS		
1,285,969	Great-West Federated Bond Fund Institutional Class[a]	$ 12,589,637
1,703,680	Great-West Loomis Sayles Bond Fund Institutional Class[a]	16,440,515
849,925	Great-West Putnam High Yield Bond Institutional Class[a]	8,193,276
874,210	Great-West Short Duration Bond Fund Institutional Class[a]	8,724,612
1,681,927	Great-West Templeton Global Bond Fund Institutional Class[a]	16,146,496
1,279,105	Great-West U.S. Government Mortgage Securities Fund Institutional Class[a]	12,599,180
TOTAL BOND MUTUAL FUNDS — 18.32%		
(Cost $77,358,421)		**$ 74,693,716**

Shares		Fair Value
EQUITY MUTUAL FUNDS		
1,782,817	Great-West American Century Growth Fund Institutional Class[a]	17,952,964
5,316,740	Great-West Goldman Sachs Mid Cap Value Fund Institutional Class[a]	52,210,390
775,643	Great-West Invesco Small Cap Value Fund Institutional Class[a]	7,795,216
779,459	Great-West Loomis Sayles Small Cap Value Fund Institutional Class[a]	7,817,974
2,398,358	Great-West MFS International Growth Fund Institutional Class[a]	23,288,058
4,914,888	Great-West MFS International Value Fund Institutional Class[a]	47,772,710
1,775,279	Great-West Multi-Manager Large Cap Growth Fund Institutional Class[a]	$ 17,948,067
4,384,027	Great-West Putnam Equity Income Fund Institutional Class[a]	43,445,705
1,511,578	Great-West Real Estate Index Fund Institutional Class[a]	14,269,301
602,597	Great-West Small Cap Growth Fund Institutional Class[a]	6,273,034
4,500,603	Great-West T. Rowe Price Equity Income Fund Institutional Class[a]	43,475,821
1,345,916	Great-West T. Rowe Price Mid Cap Growth Fund Institutional Class[a]	13,701,428
TOTAL EQUITY MUTUAL FUNDS — 72.59%		
(Cost $278,200,052)		$ 295,950,668

Account Balance		
FIXED INTEREST CONTRACT		
37,216,491[b]	Great-West Life & Annuity Contract[a] 1.50%[c]	37,216,491
TOTAL FIXED INTEREST CONTRACT — 9.13%		
(Cost $37,216,491)		$ 37,216,491
TOTAL INVESTMENTS — 100.04%		
(Cost $392,774,964)		$ 407,860,875
OTHER ASSETS & LIABILITIES, NET — (0.04)%		$ (154,643)
TOTAL NET ASSETS — 100.00%		$ 407,706,232

(a)   Issuer is considered an affiliate of the Fund.
(b)   Account Balance and Cost represent net deposits and approximate fair value.
(c)   Adjustable rate security; interest rate is subject to change. Interest rate shown reflects the rate in effect at June 30, 2015.

See Notes to Financial Statements.

GREAT-WEST AGGRESSIVE PROFILE II FUND

Schedule of Investments As of June 30, 2015 (Unaudited)

Shares		Fair Value
EQUITY MUTUAL FUNDS		
4,166,185	Great-West American Century Growth Fund Institutional Class[a]	$ 41,953,478
12,432,479	Great-West Goldman Sachs Mid Cap Value Fund Institutional Class[a]	122,086,943
1,819,148	Great-West Invesco Small Cap Value Fund Institutional Class[a]	18,282,437
1,823,001	Great-West Loomis Sayles Small Cap Value Fund Institutional Class[a]	18,284,697
5,630,530	Great-West MFS International Growth Fund Institutional Class[a]	54,672,446
11,535,008	Great-West MFS International Value Fund Institutional Class[a]	112,120,275
4,149,414	Great-West Multi-Manager Large Cap Growth Fund Institutional Class[a]	41,950,579
10,239,690	Great-West Putnam Equity Income Fund Institutional Class[a]	$ 101,475,333
2,162,241	Great-West Real Estate Index Fund Institutional Class[a]	20,411,556
1,405,399	Great-West Small Cap Growth Fund Institutional Class[a]	14,630,202
10,504,528	Great-West T. Rowe Price Equity Income Fund Institutional Class[a]	101,473,742
3,134,096	Great-West T. Rowe Price Mid Cap Growth Fund Institutional Class[a]	31,905,098
TOTAL EQUITY MUTUAL FUNDS — 100.04%		
(Cost $621,600,431)		$ 679,246,786
TOTAL INVESTMENTS — 100.04%		
(Cost $621,600,431)		$ 679,246,786
OTHER ASSETS & LIABILITIES, NET — (0.04)%		$ (282,395)
TOTAL NET ASSETS — 100.00%		$ 678,964,391

(a)   Issuer is considered an affiliate of the Fund.

See Notes to Financial Statements.

Statement of Assets and Liabilities As of June 30, 2015 (Unaudited)

	Great-West Conservative Profile II Fund	Great-West Moderately Conservative Profile II Fund	Great-West Moderate Profile II Fund
ASSETS:			
Investments at fair value, affiliated[a]	$ 441,131,449	$ 175,275,387	$ 1,186,252,838
Subscriptions receivable	1,567,819	235,102	3,154,071
Receivable for investments sold	604,170	109,543	3,643,993
Total Assets	443,303,438	175,620,032	1,193,050,902
LIABILITIES:			
Payable for administrative services fees	112,561	46,228	365,112
Redemptions payable	1,561,178	260,471	6,498,764
Payable for investments purchased	610,811	84,175	299,300
Payable for distribution fees	26,505	10,284	26,330
Total Liabilities	2,311,055	401,158	7,189,506
NET ASSETS	**$ 440,992,383**	**$ 175,218,874**	**$ 1,185,861,396**
NET ASSETS REPRESENTED BY:			
Capital stock, $0.10 par value	$ 5,045,823	$ 1,903,960	$ 14,823,687
Paid-in capital in excess of par	455,921,879	175,358,022	1,218,121,061
Net unrealized appreciation (depreciation)	(2,737,921)	(754,149)	52,173,937
Undistributed net investment income	4,662,537	952,906	12,341,481
Accumulated net realized loss	(21,899,935)	(2,241,865)	(111,598,770)
NET ASSETS	**$ 440,992,383**	**$ 175,218,874**	**$ 1,185,861,396**
NET ASSETS BY CLASS			
Initial Class	**$ 303,617,539**	**$ 123,851,514**	**$ 1,043,439,820**
Class L	**$ 132,207,186**	**$ 51,357,462**	**$ 131,471,920**
Institutional Class	**$ 5,167,658**	**$ 9,898**	**$ 10,949,656**
CAPITAL STOCK:			
Authorized			
Initial Class	100,000,000	100,000,000	250,000,000
Class L	35,000,000	35,000,000	35,000,000
Institutional Class	5,000,000	5,000,000	5,000,000
Issued and Outstanding			
Initial Class	36,026,989	13,791,002	134,713,276
Class L	13,904,472	5,247,589	12,409,844
Institutional Class	526,773	1,009	1,113,745
NET ASSET VALUE, REDEMPTION PRICE AND OFFERING PRICE PER SHARE:			
Initial Class	**$ 8.43**	**$ 8.98**	**$ 7.75**
Class L	**$ 9.51**	**$ 9.79**	**$ 10.59**
Institutional Class	**$ 9.81**	**$ 9.81**	**$ 9.83**
(a) Cost of investments, affiliated	$ 443,869,370	$ 176,029,536	$ 1,134,078,901

See Notes to Financial Statements.

	Great-West Moderately Aggressive Profile II Fund	Great-West Aggressive Profile II Fund
ASSETS:		
Investments at fair value, affiliated[a]	$ 407,860,875	$ 679,246,786
Subscriptions receivable	628,488	2,056,619
Receivable for investments sold	139,048	1,888,145
Total Assets	408,628,411	683,191,550
LIABILITIES:		
Payable to investment adviser	16,257	61,149
Payable for administrative services fees	126,658	213,219
Redemptions payable	720,098	3,944,764
Payable for investments purchased	47,439	—
Payable for distribution fees	11,727	8,027
Total Liabilities	922,179	4,227,159
NET ASSETS	**$ 407,706,232**	**$ 678,964,391**
NET ASSETS REPRESENTED BY:		
Capital stock, $0.10 par value	$ 4,639,506	$ 8,357,271
Paid-in capital in excess of par	387,709,108	664,580,989

		Great-West Moderately Aggressive Profile II Fund		Great-West Aggressive Profile II Fund
Net unrealized appreciation		15,085,911		57,646,355
Undistributed net investment income		2,595,862		12,438,402
Accumulated net realized loss		(2,324,155)		(64,058,626)
NET ASSETS	$	**407,706,232**	$	**678,964,391**
NET ASSETS BY CLASS				
Initial Class	$	**350,559,825**	$	**626,229,333**
Class L	$	**57,136,515**	$	**39,086,959**
Institutional Class	$	**9,892**	$	**13,648,099**
CAPITAL STOCK:				
Authorized				
Initial Class		100,000,000		175,000,000
Class L		35,000,000		35,000,000
Institutional Class		5,000,000		5,000,000
Issued and Outstanding				
Initial Class		40,547,942		79,062,702
Class L		5,846,108		3,125,543
Institutional Class		1,005		1,384,460
NET ASSET VALUE, REDEMPTION PRICE AND OFFERING PRICE PER SHARE:				
Initial Class	$	**8.65**	$	**7.92**
Class L	$	**9.77**	$	**12.51**
Institutional Class	$	**9.84**	$	**9.86**
(a) Cost of investments, affiliated	$	392,774,964	$	621,600,431

See Notes to Financial Statements.

Statement of Operations For the period ended June 30, 2015 (Unaudited)

		Great-West Conservative Profile II Fund		Great-West Moderately Conservative Profile II Fund		Great-West Moderate Profile II Fund
INVESTMENT INCOME:						
Interest, affiliated	$	723,133	$	264,265	$	1,392,963
Dividends, affiliated		4,022,688		1,362,731		8,167,342
Total Income		4,745,821		1,626,996		9,560,305
EXPENSES:						
Management fees		215,745		80,698		585,141
Administrative services fees - Initial Class		185,132		73,386		630,748
Administrative services fees - Class L		73,693		28,453		71,457
Distribution fees - Class L		139,496		50,175		130,624
Total Expenses		614,066		232,712		1,417,970
Less amount waived for management fees		61,307		22,750		108,795
Net Expenses		552,759		209,962		1,309,175
NET INVESTMENT INCOME		**4,193,062**		**1,417,034**		**8,251,130**
NET REALIZED AND UNREALIZED GAIN (LOSS):						
Net realized gain on investments, affiliated		2,338,610		1,299,449		16,418,807
Net change in unrealized depreciation on investments		(4,283,524)		(1,552,006)		(8,856,637)
Net Realized and Unrealized Gain (Loss)		(1,944,914)		(252,557)		7,562,170
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$	**2,248,148**	$	**1,164,477**	$	**15,813,300**

See Notes to Financial Statements.

		Great-West Moderately Aggressive Profile II Fund		Great-West Aggressive Profile II Fund
INVESTMENT INCOME:				
Interest, affiliated	$	264,791	$	—
Dividends, affiliated		2,454,415		2,814,939
Total Income		2,719,206		2,814,939
EXPENSES:				
Management fees		197,702		346,218

	Great-West Moderately Aggressive Profile II Fund	Great-West Aggressive Profile II Fund
Administrative services fees - Initial Class	208,847	387,820
Administrative services fees - Class L	32,444	22,722
Distribution fees - Class L	56,713	44,483
Total Expenses	495,706	801,243
Less amount waived for management fees	19,931	—
Net Expenses	475,775	801,243
NET INVESTMENT INCOME	**2,243,431**	**2,013,696**
NET REALIZED AND UNREALIZED GAIN (LOSS):		
Net realized gain on investments, affiliated	5,357,741	18,434,267
Net change in unrealized depreciation on investments	(1,242,680)	(3,651,811)
Net Realized and Unrealized Gain	4,115,061	14,782,456
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	**$ 6,358,492**	**$ 16,796,152**

See Notes to Financial Statements.

Statement of Changes in Net Assets For the period ended June 30, 2015 and fiscal year ended December 31, 2014

Great-West Conservative Profile II Fund	2015 (Unaudited)	2014
OPERATIONS:		
Net investment income	$ 4,193,062	$ 11,197,272
Net realized gain	2,338,610	15,785,645
Net change in unrealized depreciation	(4,283,524)	(6,824,645)
Net Increase in Net Assets Resulting from Operations	2,248,148	20,158,272
DISTRIBUTIONS TO SHAREHOLDERS:		
From net investment income		
Initial Class	(3,150,746)	(10,207,701)
Class L	(1,059,812)	(1,818,402)
Institutional Class	(94)	N/A
From net investment income	(4,210,652)	(12,026,103)
From net realized gains		
Initial Class	—	(11,886,862)
Class L	—	(2,671,711)
From net realized gains	0	(14,558,573)
Total Distributions	(4,210,652)	(26,584,676)
CAPITAL SHARE TRANSACTIONS:		
Shares sold		
Initial Class	48,185,169	123,483,902
Class L	64,010,950	48,581,496
Institutional Class	5,254,719	N/A
Shares issued in reinvestment of distributions		
Initial Class	3,150,746	22,094,563
Class L	1,059,812	4,490,113
Institutional Class	94	N/A
Shares redeemed		
Initial Class	(74,112,127)	(155,949,481)
Class L	(21,321,590)	(22,177,575)
Institutional Class	(44,841)	N/A
Net Increase in Net Assets Resulting from Capital Share Transactions	26,182,932	20,523,018
Total Increase in Net Assets	24,220,428	14,096,614
NET ASSETS:		
Beginning of period	416,771,955	402,675,341
End of period[(a)]	$ 440,992,383	$ 416,771,955
CAPITAL SHARE TRANSACTIONS - SHARES:		
Shares sold		
Initial Class	5,623,033	14,090,828
Class L	6,629,912	4,949,429
Institutional Class	531,307	N/A
Shares issued in reinvestment of distributions		
Initial Class	370,676	2,561,077
Class L	110,512	464,110
Institutional Class	10	N/A
Shares redeemed		

Great-West Conservative Profile II Fund		2015 (Unaudited)		2014
Initial Class		(8,646,683)		(17,764,447)
Class L		(2,209,180)		(2,261,784)
Institutional Class		(4,544)		N/A
Net Increase		2,405,043		2,039,213
(a) Including undistributed net investment income:	$	4,662,537	$	4,680,127

See Notes to Financial Statements.

Great-West Moderately Conservative Profile II Fund		2015 (Unaudited)		2014
OPERATIONS:				
Net investment income	$	1,417,034	$	3,959,345
Net realized gain		1,299,449		7,041,744
Net change in unrealized depreciation		(1,552,006)		(3,699,781)
Net Increase in Net Assets Resulting from Operations		1,164,477		7,301,308
DISTRIBUTIONS TO SHAREHOLDERS:				
From net investment income				
Initial Class		(1,066,901)		(3,513,898)
Class L		(357,551)		(540,807)
Institutional Class		(85)		N/A
From net investment income		(1,424,537)		(4,054,705)
From net realized gains				
Initial Class		—		(4,807,433)
Class L		—		(789,743)
From net realized gains		0		(5,597,176)
Total Distributions		(1,424,537)		(9,651,881)
CAPITAL SHARE TRANSACTIONS:				
Shares sold				
Initial Class		23,685,398		35,588,140
Class L		34,801,069		24,330,453
Institutional Class		10,000		N/A
Shares issued in reinvestment of distributions				
Initial Class		1,066,901		8,321,331
Class L		357,551		1,330,550
Institutional Class		85		N/A
Shares redeemed				
Initial Class		(19,391,683)		(34,373,884)
Class L		(12,047,663)		(5,303,835)
Net Increase in Net Assets Resulting from Capital Share Transactions		28,481,658		29,892,755
Total Increase in Net Assets		28,221,598		27,542,182
NET ASSETS:				
Beginning of period		146,997,276		119,455,094
End of period**(a)**	$	175,218,874	$	146,997,276
CAPITAL SHARE TRANSACTIONS - SHARES:				
Shares sold				
Initial Class		2,595,047		3,840,673
Class L		3,501,116		2,427,303
Institutional Class		1,000		N/A
Shares issued in reinvestment of distributions				
Initial Class		117,371		910,413
Class L		36,116		134,641
Institutional Class		9		N/A
Shares redeemed				
Initial Class		(2,129,709)		(3,709,694)
Class L		(1,213,953)		(529,605)
Net Increase		2,906,997		3,073,731
(a) Including undistributed net investment income:	$	952,906	$	960,409

See Notes to Financial Statements.

Great-West Moderate Profile II Fund	2015 (Unaudited)	2014
OPERATIONS:		
Net investment income	$ 8,251,130	$ 33,767,396
Net realized gain	16,418,807	75,326,261
Net change in unrealized depreciation	(8,856,637)	(38,116,549)
Net Increase in Net Assets Resulting from Operations	15,813,300	70,977,108
DISTRIBUTIONS TO SHAREHOLDERS:		
From net investment income		
Initial Class	(7,753,213)	(33,518,995)
Class L	(569,046)	(1,630,113)
Institutional Class	(63)	N/A
From net investment income	(8,322,322)	(35,149,108)
From net realized gains		
Initial Class	—	(69,472,385)
Class L	—	(3,932,122)
From net realized gains	0	(73,404,507)
Total Distributions	(8,322,322)	(108,553,615)
CAPITAL SHARE TRANSACTIONS:		
Shares sold		
Initial Class	142,647,690	286,120,409
Class L	65,141,568	47,616,753
Institutional Class	11,114,968	N/A
Shares issued in reinvestment of distributions		
Initial Class	7,753,213	102,991,380
Class L	569,046	5,562,235
Institutional Class	63	N/A
Shares redeemed		
Initial Class	(173,047,875)	(347,289,529)
Class L	(20,575,060)	(23,358,359)
Institutional Class	(1)	N/A
Net Increase in Net Assets Resulting from Capital Share Transactions	33,603,612	71,642,889
Total Increase in Net Assets	41,094,590	34,066,382
NET ASSETS:		
Beginning of period	1,144,766,806	1,110,700,424
End of period[a]	$ 1,185,861,396	$ 1,144,766,806
CAPITAL SHARE TRANSACTIONS - SHARES:		
Shares sold		
Initial Class	18,172,065	35,433,706
Class L	6,059,674	4,421,451
Institutional Class	1,113,738	N/A
Shares issued in reinvestment of distributions		
Initial Class	986,414	13,043,414
Class L	52,885	520,254
Institutional Class	7	N/A
Shares redeemed		
Initial Class	(22,046,962)	(42,993,427)
Class L	(1,919,210)	(2,167,211)
Net Increase	2,418,611	8,258,187
(a) Including undistributed net investment income:	$ 12,341,481	$ 12,412,673

See Notes to Financial Statements.

Great-West Moderately Aggressive Profile II Fund	2015 (Unaudited)	2014
OPERATIONS:		
Net investment income	$ 2,243,431	$ 11,044,915
Net realized gain	5,357,741	26,051,572
Net change in unrealized depreciation	(1,242,680)	(13,635,393)
Net Increase in Net Assets Resulting from Operations	6,358,492	23,461,094
DISTRIBUTIONS TO SHAREHOLDERS:		
From net investment income		
Initial Class	(2,041,715)	(10,526,905)
Class L	(242,820)	(585,139)
Institutional Class	(58)	N/A
From net investment income	(2,284,593)	(11,112,044)
From net realized gains		
Initial Class	—	(21,003,212)

Great-West Moderately Aggressive Profile II Fund	2015 (Unaudited)	2014
Class L	—	(1,225,386)
From net realized gains	0	(22,228,598)
Total Distributions	(2,284,593)	(33,340,642)
CAPITAL SHARE TRANSACTIONS:		
Shares sold		
Initial Class	48,835,877	87,617,615
Class L	40,445,849	24,236,942
Institutional Class	10,000	N/A
Shares issued in reinvestment of distributions		
Initial Class	2,041,715	31,530,117
Class L	242,820	1,810,525
Institutional Class	58	N/A
Shares redeemed		
Initial Class	(44,429,185)	(80,330,524)
Class L	(12,829,236)	(6,675,864)
Net Increase in Net Assets Resulting from Capital Share Transactions	34,317,898	58,188,811
Total Increase in Net Assets	38,391,797	48,309,263
NET ASSETS:		
Beginning of period	369,314,435	321,005,172
End of period[(a)]	$ 407,706,232	$ 369,314,435
CAPITAL SHARE TRANSACTIONS - SHARES:		
Shares sold		
Initial Class	5,586,315	9,802,019
Class L	4,084,912	2,440,187
Institutional Class	999	N/A
Shares issued in reinvestment of distributions		
Initial Class	232,013	3,598,730
Class L	24,404	184,267
Institutional Class	6	N/A
Shares redeemed		
Initial Class	(5,073,344)	(8,983,497)
Class L	(1,289,957)	(669,742)
Net Increase	3,565,348	6,371,964
(a) Including undistributed net investment income:	$ 2,595,862	$ 2,637,024

See Notes to Financial Statements.

Great-West Aggressive Profile II Fund	2015 (Unaudited)	2014
OPERATIONS:		
Net investment income	$ 2,013,696	$ 21,992,655
Net realized gain	18,434,267	70,627,428
Net change in unrealized depreciation	(3,651,811)	(39,127,181)
Net Increase in Net Assets Resulting from Operations	16,796,152	53,492,902
DISTRIBUTIONS TO SHAREHOLDERS:		
From net investment income		
Initial Class	(2,082,758)	(21,419,280)
Class L	(27,886)	(472,076)
Institutional Class	(32)	N/A
From net investment income	(2,110,676)	(21,891,356)
From net realized gains		
Initial Class	—	(67,561,905)
Class L	—	(1,808,915)
From net realized gains	0	(69,370,820)
Total Distributions	(2,110,676)	(91,262,176)
CAPITAL SHARE TRANSACTIONS:		
Shares sold		
Initial Class	94,131,575	189,044,948
Class L	18,894,783	18,306,728
Institutional Class	14,036,938	N/A
Shares issued in reinvestment of distributions		
Initial Class	2,082,758	88,981,185
Class L	27,886	2,280,991
Institutional Class	32	N/A
Shares redeemed		
Initial Class	(136,137,240)	(234,758,368)

Great-West Aggressive Profile II Fund	2015 (Unaudited)	2014
Class L	(8,409,064)	(8,744,268)
Institutional Class	(53,770)	N/A
Net Increase (Decrease) in Net Assets Resulting from Capital Share Transactions	(15,426,102)	55,111,216
Total Increase (Decrease) in Net Assets	(740,626)	17,341,942
NET ASSETS:		
Beginning of period	679,705,017	662,363,075
End of period[a]	$ 678,964,391	$ 679,705,017
CAPITAL SHARE TRANSACTIONS - SHARES:		
Shares sold		
Initial Class	11,760,162	22,709,939
Class L	1,501,949	1,452,285
Institutional Class	1,389,822	N/A
Shares issued in reinvestment of distributions		
Initial Class	256,497	11,076,341
Class L	2,177	182,635
Institutional Class	3	N/A
Shares redeemed		
Initial Class	(16,976,027)	(28,199,396)
Class L	(664,308)	(694,669)
Institutional Class	(5,365)	N/A
Net Increase (Decrease)	(2,735,090)	6,527,135
(a) Including undistributed net investment income:	$ 12,438,402	$ 12,535,382

See Notes to Financial Statements.

Statement of Cash Flows As of June 30, 2015 (Unaudited)

Great-West Conservative Profile II Fund	
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net increase in net assets resulting from operations	$ 2,248,148
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities:	
Purchase of investments	(88,556,547)
Proceeds from sale of investments	63,030,772
Increase in accrued interest on Great-West Life & Annuity Contract	(723,133)
Net realized gain on investments	(2,338,610)
Net change in unrealized depreciation on investments	4,283,524
Increase in receivable for investments sold	(92,935)
Decrease in payable to investment adviser	(37,339)
Increase in payable for administrative services fees	112,561
Decrease in payable for investments purchased	(164,332)
Increase in payable for distribution fees	8,344
Net Cash Used in Operating Activities	(22,229,547)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from shares sold	117,042,084
Payment on shares redeemed	(94,812,537)
Net Cash Provided by Financing Activities	22,229,547
Net Increase in Cash	0
CASH:	
Beginning of period	0
End of period	$ 0
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Noncash financing activities not included herein consist of reinvestment of distributions:	$ 4,210,652

See Notes to Financial Statements.

Great-West Moderately Conservative Profile II Fund

CASH FLOWS FROM OPERATING ACTIVITIES:

Net increase in net assets resulting from operations	$ 1,164,477
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities:	
Purchase of investments	(51,279,736)
Proceeds from sale of investments	23,032,055
Increase in accrued interest on Great-West Life & Annuity Contract	(264,265)
Net realized gain on investments	(1,299,449)
Net change in unrealized depreciation on investments	1,552,006
Increase in receivable for investments sold	(99,336)
Decrease in payable to investment adviser	(13,060)
Increase in payable for administrative services fees	46,228
Decrease in payable for investments purchased	(52,243)
Increase in payable for distribution fees	4,622
Net Cash Used in Operating Activities	(27,208,701)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from shares sold	58,510,818
Payment on shares redeemed	(31,302,117)
Net Cash Provided by Financing Activities	27,208,701
Net Increase in Cash	0

CASH:

Beginning of period	0
End of period	$ 0

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Noncash financing activities not included herein consist of reinvestment of distributions:	$ 1,424,537

See Notes to Financial Statements.

Great-West Moderate Profile II Fund

CASH FLOWS FROM OPERATING ACTIVITIES:

Net increase in net assets resulting from operations	$ 15,813,300
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities:	
Purchase of investments	(173,994,828)
Proceeds from sale of investments	141,585,249
Increase in accrued interest on Great-West Life & Annuity Contract	(1,392,963)
Net realized gain on investments	(16,418,807)
Net change in unrealized depreciation on investments	8,856,637
Increase in receivable for investments sold	(1,215,133)
Decrease in payable to investment adviser	(103,505)
Increase in payable for administrative services fees	365,112
Increase in payable for investments purchased	299,300
Increase in payable for distribution fees	8,514
Net Cash Used in Operating Activities	(26,197,124)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from shares sold	217,254,971
Payment on shares redeemed	(191,057,847)
Net Cash Provided by Financing Activities	26,197,124
Net Increase in Cash	0

CASH:

Beginning of period	0
End of period	$ 0

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Noncash financing activities not included herein consist of reinvestment of distributions:	$ 8,322,322

See Notes to Financial Statements.

Financial Highlights

Selected data for a share of capital stock of the Fund throughout the periods indicated.

Great-West Conservative Profile II Fund - Initial Class	Period Ended June 30, 2015 (Unaudited)	Fiscal Years Ended December 31, 2014	2013	2012	2011	2010
NET ASSET VALUE, BEGINNING OF PERIOD	$ 8.46	$ 8.61	$ 8.56	$ 8.20	$ 8.92	$ 8.56
INCOME (LOSS) FROM INVESTMENT OPERATIONS:						
Net investment income	0.08[a]	0.24[a]	0.24[a]	0.21[a]	0.23	0.20
Net realized and unrealized gain (loss)	(0.02)	0.20	0.40	0.54	(0.12)	0.56
Total From Investment Operations	0.06	0.44	0.64	0.75	0.11	0.76
LESS DISTRIBUTIONS:						
From net investment income	(0.09)	(0.27)	(0.21)	(0.23)	(0.20)	(0.20)
From net realized gains	—	(0.32)	(0.38)	(0.16)	(0.63)	(0.20)
Total Distributions	(0.09)	(0.59)	(0.59)	(0.39)	(0.83)	(0.40)
NET ASSET VALUE, END OF PERIOD	$ 8.43	$ 8.46	$ 8.61	$ 8.56	$ 8.20	$ 8.92
TOTAL RETURN[b]	0.66%[c][d]	5.05%	7.68%	9.10%	1.29%	9.02%
SUPPLEMENTAL DATA AND RATIOS:						
Net assets, end of period (000)	$ 303,618	$ 327,351	$ 342,761	$ 326,193	$ 295,168	$ 312,477
Ratio of expenses to average net assets[e]		0.10%	0.10%	0.10%	0.10%	0.10%
Before waiver	0.22%[f]	N/A	N/A	N/A	N/A	N/A
After waiver	0.19%[f]	N/A	N/A	N/A	N/A	N/A
Ratio of net investment income to average net assets[e]	1.93%[f]	2.70%	2.66%	2.42%	2.74%	2.31%
Portfolio turnover rate[g]	15%[c][h]	20%	36%	24%	35%	33%

(a)   Per share amounts are based upon average shares outstanding.
(b)   Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.
(c)   Not annualized for periods less than one full year.
(d)   Total return shown net of management fees waived. Without the waiver, the return shown would have been lower.
(e)   Expense ratio and income ratio do not include expenses of the underlying investments in which the Fund invests.
(f)   Annualized.
(g)   Portfolio turnover is calculated at the Fund level.
(h)   Portfolio turnover calculation excludes transfers in affiliated underlying investments from Initial Class to Institutional Class shares.

See Notes to Financial Statements.

Selected data for a share of capital stock of the Fund throughout the periods indicated.

Great-West Conservative Profile II Fund - Class L	Period Ended June 30, 2015 (Unaudited)	Fiscal Years Ended December 31, 2014	2013	2012	2011[a]
NET ASSET VALUE, BEGINNING OF PERIOD	$ 9.54	$ 9.63	$ 9.48	$ 9.10	$ 10.00
INCOME (LOSS) FROM INVESTMENT OPERATIONS:					
Net investment income	0.10[b]	0.28[b]	0.28[b]	0.41[b]	0.11
Net realized and unrealized gain (loss)	(0.05)	0.18	0.42	0.39	(0.29)
Total From Investment Operations	0.05	0.46	0.70	0.80	(0.18)
LESS DISTRIBUTIONS:					
From net investment income	(0.08)	(0.23)	(0.17)	(0.26)	(0.20)
From net realized gains	—	(0.32)	(0.38)	(0.16)	(0.52)
Total Distributions	(0.08)	(0.55)	(0.55)	(0.42)	(0.72)
NET ASSET VALUE, END OF PERIOD	$ 9.51	$ 9.54	$ 9.63	$ 9.48	$ 9.10
TOTAL RETURN[c]	0.49%[d][e]	4.79%	7.43%	8.89%[f]	(1.74%)[d][f]
SUPPLEMENTAL DATA AND RATIOS:					
Net assets, end of period (000)	$ 132,207	$ 89,421	$ 59,915	$ 30,931	$ 2,341
Ratio of expenses to average net assets[g]		0.35%	0.35%		
Before waiver	0.48%[h]	N/A	N/A	0.35%	0.35%[h]
After waiver	0.45%[h]	N/A	N/A	0.35%	0.34%[h]
Ratio of net investment income to average net assets[g]		2.87%	2.85%		
Before waiver	N/A	N/A	N/A	4.29%	10.76%[h]
After waiver	1.99%[h]	N/A	N/A	4.29%	10.77%[h]
Portfolio turnover rate[i]	15%[d][j]	20%	36%	24%	35%

(a)   Class L inception date was July 29, 2011.
(b)   Per share amounts are based upon average shares outstanding.
(c)   Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.
(d)   Not annualized for periods less than one full year.
(e)   Total return shown net of management fees waived. Without the waiver, the return shown would have been lower.
(f)   Total return shown net of distribution fees waived. Without the waiver, the return shown would have been lower.
(g)   Expense ratio and income ratio do not include expenses of the underlying investments in which the Fund invests.
(h)   Annualized.
(i)   Portfolio turnover is calculated at the Fund level.
(j)   Portfolio turnover calculation excludes transfers in affiliated underlying investments from Initial Class to Institutional Class shares.

See Notes to Financial Statements.

Selected data for a share of capital stock of the Fund throughout the periods indicated.

Great-West Conservative Profile II Fund - Institutional Class	Period Ended June 30, 2015 (Unaudited)[a]
NET ASSET VALUE, BEGINNING OF PERIOD	$ 10.00
INCOME (LOSS) FROM INVESTMENT OPERATIONS:	
Net investment income[b]	0.01
Net realized and unrealized loss	(0.11)
Total From Investment Operations	(0.10)
LESS DISTRIBUTIONS:	
From net investment income	(0.09)
Total Distributions	(0.09)
NET ASSETS VALUE, END OF PERIOD	$ 9.81
TOTAL RETURN[c][d]	(0.97%)[e]
SUPPLEMENTAL DATA AND RATIOS:	
Net assets, end of period (000)	$ 5,168
Ratio of expenses to average net assets[f]	
Before waiver	0.10%[g]
After waiver	0.09%[g]
Ratio of net investment income to average net assets[f]	0.33%[g]
Portfolio turnover rate[h]	15%[e][i]

(a)   Institutional Class inception date was May 1, 2015.
(b)   Per share amounts are based upon average shares outstanding.
(c)   Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.
(d)   Total return shown net of management fees waived. Without the waiver, the return shown would have been lower.
(e)   Not annualized for periods less than one full year.
(f)   Expense ratio and income ratio do not include expenses of the underlying investments in which the Fund invests.
(g)   Annualized.
(h)   Portfolio turnover is calculated at the Fund level.
(i)   Portfolio turnover calculation excludes transfers in affiliated underlying investments from Initial Class to Institutional Class shares.

See Notes to Financial Statements.

Selected data for a share of capital stock of the Fund throughout the periods indicated.

Great-West Moderately Conservative Profile II Fund - Initial Class	Period Ended June 30, 2015 (Unaudited)	Fiscal Years Ended December 31				
		2014	2013	2012	2011	2010
NET ASSET VALUE, BEGINNING OF PERIOD	$ 8.97	$ 9.10	$ 8.66	$ 8.07	$ 9.25	$ 8.98
INCOME (LOSS) FROM INVESTMENT OPERATIONS:						
Net investment income	0.08[a]	0.27[a]	0.29[a]	0.19[a]	0.51	0.16
Net realized and unrealized gain (loss)	0.01	0.26	0.73	0.69	(0.52)	0.75
Total From Investment Operations	0.09	0.53	1.02	0.88	(0.01)	0.91
LESS DISTRIBUTIONS:						
From net investment income	(0.08)	(0.28)	(0.23)	(0.19)	(0.51)	(0.16)
From net realized gains	—	(0.38)	(0.35)	(0.10)	(0.66)	(0.48)
Total Distributions	(0.08)	(0.66)	(0.58)	(0.29)	(1.17)	(0.64)

Great-West Moderately Conservative Profile II Fund - Initial Class	Period Ended June 30, 2015 (Unaudited)	Fiscal Years Ended December 31				
		2014	2013	2012	2011	2010
NET ASSET VALUE, END OF PERIOD	$ 8.98	$ 8.97	$ 9.10	$ 8.66	$ 8.07	$ 9.25
TOTAL RETURN[b]	0.97%[c][d]	5.79%	12.03%	10.83%	(0.02%)	10.31%
SUPPLEMENTAL DATA AND RATIOS:						
Net assets, end of period (000)	$ 123,852	$ 118,432	$ 110,669	$ 82,253	$ 62,684	$ 90,812
Ratio of expenses to average net assets[e]		0.10%	0.10%	0.10%	0.10%	0.10%
Before waiver	0.22%[f]	N/A	N/A	N/A	N/A	N/A
After waiver	0.19%[f]	N/A	N/A	N/A	N/A	N/A
Ratio of net investment income to average net assets[e]	1.74%[f]	2.90%	3.16%	2.28%	2.40%	1.91%
Portfolio turnover rate[g]	14%[c][h]	19%	30%	32%	52%	36%

(a)   Per share amounts are based upon average shares outstanding.
(b)   Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.
(c)   Not annualized for periods less than one full year.
(d)   Total return shown net of management fees waived. Without the waiver, the return shown would have been lower.
(e)   Expense ratio and income ratio do not include expenses of the underlying investments in which the Fund invests.
(f)   Annualized.
(g)   Portfolio turnover is calculated at the Fund level.
(h)   Portfolio turnover calculation excludes transfers in affiliated underlying investments from Initial Class to Institutional Class shares.

See Notes to Financial Statements.

Selected data for a share of capital stock of the Fund throughout the periods indicated.

Great-West Moderately Conservative Profile II Fund - Class L	Period Ended June 30, 2015 (Unaudited)	Fiscal Years Ended December 31,			
		2014	2013	2012	2011[a]
NET ASSET VALUE, BEGINNING OF PERIOD	$ 9.77	$ 9.85	$ 9.32	$ 8.71	$ 10.00
INCOME (LOSS) FROM INVESTMENT OPERATIONS:					
Net investment income	0.09[b]	0.43[b]	0.33[b]	0.33[b]	0.62
Net realized and unrealized gain (loss)	—	0.12	0.74	0.59	(0.90)
Total From Investment Operations	0.09	0.55	1.07	0.92	(0.28)
LESS DISTRIBUTIONS:					
From net investment income	(0.07)	(0.25)	(0.19)	(0.21)	(0.53)
From net realized gains	—	(0.38)	(0.35)	(0.10)	(0.48)
Total Distributions	(0.07)	(0.63)	(0.54)	(0.31)	(1.01)
NET ASSET VALUE, END OF PERIOD	$ 9.79	$ 9.77	$ 9.85	$ 9.32	$ 8.71
TOTAL RETURN[c]	0.91%[d][e]	5.56%	11.62%	10.64%[f]	(2.86%)[d][f]
SUPPLEMENTAL DATA AND RATIOS:					
Net assets, end of period (000)	$ 51,357	$ 28,566	$ 8,787	$ 2,712	$ 522
Ratio of expenses to average net assets[g]		0.35%	0.35%		
Before waiver	0.49%[h]	N/A	N/A	0.35%	0.35%[h]
After waiver	0.46%[h]	N/A	N/A	0.35%	0.33%[h]
Ratio of net investment income to average net assets[g]		4.27%	3.38%		
Before waiver	N/A	N/A	N/A	3.52%	6.05%[h]
After waiver	1.80%[h]	N/A	N/A	3.53%	6.07%[h]
Portfolio turnover rate[i]	14%[d][j]	19%	30%	32%	52%

(a)   Class L inception date was July 29, 2011.
(b)   Per share amounts are based upon average shares outstanding.
(c)   Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.
(d)   Not annualized for periods less than one full year.
(e)   Total return shown net of management fees waived. Without the waiver, the return shown would have been lower.
(f)   Total return shown net of distribution fees waived. Without the waiver, the return shown would have been lower.
(g)   Expense ratio and income ratio do not include expenses of the underlying investments in which the Fund invests.
(h)   Annualized.
(i)   Portfolio turnover is calculated at the Fund level.
(j)   Portfolio turnover calculation excludes transfers in affiliated underlying investments from Initial Class to Institutional Class shares.

See Notes to Financial Statements.

Selected data for a share of capital stock of the Fund throughout the periods indicated.

Great-West Moderately Conservative Profile II Fund -Institutional Class	Period Ended June 30, 2015 (Unaudited)[a]
NET ASSET VALUE, BEGINNING OF PERIOD	$ 10.00
INCOME (LOSS) FROM INVESTMENT OPERATIONS:	
Net investment income[b]	0.08
Net realized and unrealized loss	(0.18)
Total From Investment Operations	(0.10)
LESS DISTRIBUTIONS:	
From net investment income	(0.09)
Total Distributions	(0.09)
NET ASSETS VALUE, END OF PERIOD	$ 9.81
TOTAL RETURN[c][d]	(1.06%)[e]
SUPPLEMENTAL DATA AND RATIOS:	
Net assets, end of period (000)	$ 10
Ratio of expenses to average net assets[f]	
Before waiver	0.12%[g]
After waiver	0.06%[g]
Ratio of net investment income to average net assets[f]	4.54%[g]
Portfolio turnover rate[h]	14%[e][i]

(a)   Institutional Class inception date was May 1, 2015.
(b)   Per share amounts are based upon average shares outstanding.
(c)   Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.
(d)   Total return shown net of management fees waived. Without the waiver, the return shown would have been lower.
(e)   Not annualized for periods less than one full year.
(f)   Expense ratio and income ratio do not include expenses of the underlying investments in which the Fund invests.
(g)   Annualized.
(h)   Portfolio turnover is calculated at the Fund level.
(i)   Portfolio turnover calculation excludes transfers in affiliated underlying investments from Initial Class to Institutional Class shares.

See Notes to Financial Statements.

Selected data for a share of capital stock of the Fund throughout the periods indicated.

Great-West Moderate Profile II Fund - Initial Class	Period Ended June 30, 2015 (Unaudited)	Fiscal Years Ended December 31,				
		2014	2013	2012	2011	2010
NET ASSET VALUE, BEGINNING OF PERIOD	$ 7.69	$ 7.97	$ 7.41	$ 6.93	$ 7.77	$ 7.21
INCOME (LOSS) FROM INVESTMENT OPERATIONS:						
Net investment income	0.05[a]	0.24[a]	0.26[a]	0.13[a]	0.16	0.11
Net realized and unrealized gain (loss)	0.07	0.28	0.94	0.73	(0.24)	0.72
Total From Investment Operations	0.12	0.52	1.20	0.86	(0.08)	0.83
LESS DISTRIBUTIONS:						
From net investment income	(0.06)	(0.26)	(0.23)	(0.15)	(0.14)	(0.11)
From net realized gains	—	(0.54)	(0.41)	(0.23)	(0.62)	(0.16)
Total Distributions	(0.06)	(0.80)	(0.64)	(0.38)	(0.76)	(0.27)
NET ASSET VALUE, END OF PERIOD	$ 7.75	$ 7.69	$ 7.97	$ 7.41	$ 6.93	$ 7.77
TOTAL RETURN[b]	1.51%[c][d]	6.44%	16.29%	12.47%	(1.05%)	11.57%
SUPPLEMENTAL DATA AND RATIOS:						
Net assets, end of period (000)	$ 1,043,440	$ 1,058,466	$ 1,052,991	$ 911,410	$ 862,977	$ 1,036,527
Ratio of expenses to average net assets[e]		0.10%	0.10%	0.10%	0.10%	0.10%
Before waiver	0.22%[f]	N/A	N/A	N/A	N/A	N/A
After waiver	0.20%[f]	N/A	N/A	N/A	N/A	N/A
Ratio of net investment income to average net assets[e]	1.41%[f]	2.98%	3.30%	1.81%	1.94%	1.47%
Portfolio turnover rate[g]	12%[c][h]	16%	26%	27%	34%	31%

(a)   Per share amounts are based upon average shares outstanding.
(b)   Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.

(c)   Not annualized for periods less than one full year.
(d)   Total return shown net of management fees waived. Without the waiver, the return shown would have been lower.
(e)   Expense ratio and income ratio do not include expenses of the underlying investments in which the Fund invests.
(f)   Annualized.
(g)   Portfolio turnover is calculated at the Fund level.
(h)   Portfolio turnover calculation excludes transfers in affiliated underlying investments from Initial Class to Institutional Class shares.

See Notes to Financial Statements.

Selected data for a share of capital stock of the Fund throughout the periods indicated.

Great-West Moderate Profile II Fund - Class L	Period Ended June 30, 2015 (Unaudited)		Fiscal Years Ended December 31, 2014		2013		2012		2011[a]
NET ASSET VALUE, BEGINNING OF PERIOD	$	10.50	$	10.60	$	9.67	$	8.96	$ 10.00
INCOME (LOSS) FROM INVESTMENT OPERATIONS:									
Net investment income		0.08[b]		0.34[b]		0.44[b]		0.30[b]	0.10
Net realized and unrealized gain (loss)		0.06		0.32		1.09		0.79	(0.49)
Total From Investment Operations		0.14		0.66		1.53		1.09	(0.39)
LESS DISTRIBUTIONS:									
From net investment income		(0.05)		(0.22)		(0.19)		(0.15)	(0.14)
From net realized gains		—		(0.54)		(0.41)		(0.23)	(0.51)
Total Distributions		(0.05)		(0.76)		(0.60)		(0.38)	(0.65)
NET ASSET VALUE, END OF PERIOD	$	10.59	$	10.50	$	10.60	$	9.67	$ 8.96
TOTAL RETURN[c]		1.29%[d][e]		6.22%		16.03%		12.16%[f]	(3.87%)[d][f]
SUPPLEMENTAL DATA AND RATIOS:									
Net assets, end of period (000)	$	131,472	$	86,301	$	57,709	$	20,369	$ 1,357
Ratio of expenses to average net assets[g]				0.35%		0.35%			
Before waiver		0.49%[h]		N/A		N/A		0.35%	0.35%[h]
After waiver		0.47%[h]		N/A		N/A		0.35%	0.34%[h]
Ratio of net investment income to average net assets[g]				3.13%		4.21%			
Before waiver		N/A		N/A		N/A		3.08%	8.10%[h]
After waiver		1.44%[h]		N/A		N/A		3.08%	8.12%[h]
Portfolio turnover rate[i]		12%[d][j]		16%		26%		27%	34%

(a)   Class L inception date was July 29, 2011.
(b)   Per share amounts are based upon average shares outstanding.
(c)   Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.
(d)   Not annualized for periods less than one full year.
(e)   Total return shown net of management fees waived. Without the waiver, the return shown would have been lower.
(f)   Total return shown net of distribution fees waived. Without the waiver, the return shown would have been lower.
(g)   Expense ratio and income ratio do not include expenses of the underlying investments in which the Fund invests.
(h)   Annualized.
(i)   Portfolio turnover is calculated at the Fund level.
(j)   Portfolio turnover calculation excludes transfers in affiliated underlying investments from Initial Class to Institutional Class shares.

See Notes to Financial Statements.

Selected data for a share of capital stock of the Fund throughout the periods indicated.

Great-West Moderate Profile II Fund - Institutional Class	Period Ended June 30, 2015 (Unaudited)[a]	
NET ASSET VALUE, BEGINNING OF PERIOD	$	10.00
INCOME (LOSS) FROM INVESTMENT OPERATIONS:		
Net investment income[b]		0.00[c]
Net realized and unrealized loss		(0.11)
Total From Investment Operations		(0.11)
LESS DISTRIBUTIONS:		
From net investment income		(0.06)
Total Distributions		(0.06)
NET ASSETS VALUE, END OF PERIOD	$	9.83

Great-West Moderate Profile II Fund - Institutional Class	Period Ended June 30, 2015 (Unaudited)[a]
TOTAL RETURN[d][e]	(1.08%)[f]
SUPPLEMENTAL DATA AND RATIOS:	
Net assets, end of period (000)	$ 10,950
Ratio of expenses to average net assets[g]	
Before waiver	0.10%[h]
After waiver	0.09%[h]
Ratio of net investment income to average net assets[g]	0.17%[h]
Portfolio turnover rate[i]	12%[f][j]

(a) Institutional Class inception date was May 1, 2015.
(b) Per share amounts are based upon average shares outstanding.
(c) Amount was less than $0.01 per share.
(d) Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.
(e) Total return shown net of management fees waived. Without the waiver, the return shown would have been lower.
(f) Not annualized for periods less than one full year.
(g) Expense ratio and income ratio do not include expenses of the underlying investments in which the Fund invests.
(h) Annualized.
(i) Portfolio turnover is calculated at the Fund level.
(j) Portfolio turnover calculation excludes transfers in affiliated underlying investments from Initial Class to Institutional Class shares.

See Notes to Financial Statements.

Selected data for a share of capital stock of the Fund throughout the periods indicated.

Great-West Moderately Aggressive Profile II Fund - Initial Class	Period Ended June 30, 2015 (Unaudited)	Fiscal Years Ended December 31,				
		2014	2013	2012	2011	2010
NET ASSET VALUE, BEGINNING OF PERIOD	$ 8.54	$ 8.77	$ 7.81	$ 7.07	$ 9.19	$ 8.41
INCOME (LOSS) FROM INVESTMENT OPERATIONS:						
Net investment income	0.05[a]	0.28[a]	0.33[a]	0.13[a]	0.73	0.12
Net realized and unrealized gain (loss)	0.11	0.34	1.25	0.86	(0.93)	0.99
Total From Investment Operations	0.16	0.62	1.58	0.99	(0.20)	1.11
LESS DISTRIBUTIONS:						
From net investment income	(0.05)	(0.28)	(0.24)	(0.13)	(0.73)	(0.12)
From net realized gains	—	(0.57)	(0.38)	(0.12)	(1.19)	(0.21)
Total Distributions	(0.05)	(0.85)	(0.62)	(0.25)	(1.92)	(0.33)
NET ASSET VALUE, END OF PERIOD	$ 8.65	$ 8.54	$ 8.77	$ 7.81	$ 7.07	$ 9.19
TOTAL RETURN[b]	1.87%[c][d]	7.06%	20.44%	14.07%	(2.10%)	13.35%
SUPPLEMENTAL DATA AND RATIOS:						
Net assets, end of period (000)	$ 350,560	$ 340,089	$ 310,499	$ 219,542	$ 185,733	$ 301,687
Ratio of expenses to average net assets[e]		0.10%	0.10%	0.10%	0.10%	0.10%
Before waiver	0.22%[f]	N/A	N/A	N/A	N/A	N/A
After waiver	0.21%[f]	N/A	N/A	N/A	N/A	N/A
Ratio of net investment income to average net assets[e]	1.13%[f]	3.16%	3.85%	1.67%	1.75%	1.48%
Portfolio turnover rate[g]	13%[c][h]	15%	21%	32%	54%	26%

(a) Per share amounts are based upon average shares outstanding.
(b) Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.
(c) Not annualized for periods less than one full year.
(d) Total return shown net of management fees waived. Without the waiver, the return shown would have been lower.
(e) Expense ratio and income ratio do not include expenses of the underlying investments in which the Fund invests.
(f) Annualized.
(g) Portfolio turnover is calculated at the Fund level.
(h) Portfolio turnover calculation excludes transfers in affiliated underlying investments from Initial Class to Institutional Class shares.

See Notes to Financial Statements.

Selected data for a share of capital stock of the Fund throughout the periods indicated.

Great-West Moderately Aggressive Profile II Fund - Class L	Period Ended June 30, 2015 (Unaudited)	Fiscal Years Ended December 31, 2014	2013	2012	2011[a]
NET ASSET VALUE, BEGINNING OF PERIOD	$ 9.66	$ 9.80	$ 8.67	$ 7.85	$ 10.00
INCOME (LOSS) FROM INVESTMENT OPERATIONS:					
Net investment income	0.06[b]	0.43[b]	0.59[b]	0.21[b]	0.75
Net realized and unrealized gain (loss)	0.09	0.24	1.15	0.86	(1.23)
Total From Investment Operations	0.15	0.67	1.74	1.07	(0.48)
LESS DISTRIBUTIONS:					
From net investment income	(0.04)	(0.24)	(0.23)	(0.13)	(0.73)
From net realized gains	—	(0.57)	(0.38)	(0.12)	(0.94)
Total Distributions	(0.04)	(0.81)	(0.61)	(0.25)	(1.67)
NET ASSET VALUE, END OF PERIOD	$ 9.77	$ 9.66	$ 9.80	$ 8.67	$ 7.85
TOTAL RETURN[c]	1.56%[d][e]	6.84%	20.17%[f]	13.76%[f]	(4.75%)[d][f]
SUPPLEMENTAL DATA AND RATIOS:					
Net assets, end of period (000)	$ 57,137	$ 29,225	$ 10,506	$ 1,587	$ 115
Ratio of expenses to average net assets[g]		0.35%			
Before waiver	0.49%[h]	N/A	0.35%	0.35%	0.35%[h]
After waiver	0.48%[h]	N/A	0.35%	0.35%	0.31%[h]
Ratio of net investment income to average net assets[g]		4.25%			
Before waiver	N/A	N/A	6.05%	2.44%	5.15%[h]
After waiver	1.15%[h]	N/A	6.05%	2.44%	5.18%[h]
Portfolio turnover rate[i]	13%[d][j]	15%	21%	32%	54%

(a)   Class L inception date was July 29, 2011.
(b)   Per share amounts are based upon average shares outstanding.
(c)   Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.
(d)   Not annualized for periods less than one full year.
(e)   Total return shown net of management fees waived. Without the waiver, the return shown would have been lower.
(f)   Total return shown net of distribution fees waived. Without the waiver, the return shown would have been lower.
(g)   Expense ratio and income ratio do not include expenses of the underlying investments in which the Fund invests.
(h)   Annualized.
(i)   Portfolio turnover is calculated at the Fund level.
(j)   Portfolio turnover calculation excludes transfers in affiliated underlying investments from Initial Class to Institutional Class shares.

See Notes to Financial Statements.

Selected data for a share of capital stock of the Fund throughout the periods indicated.

Great-West Moderately Aggressive Profile II Fund - Institutional Class	Period Ended June 30, 2015 (Unaudited)[a]
NET ASSET VALUE, BEGINNING OF PERIOD	$ 10.00
INCOME (LOSS) FROM INVESTMENT OPERATIONS:	
Net investment income[b]	0.06
Net realized and unrealized loss	(0.16)
Total From Investment Operations	(0.10)
LESS DISTRIBUTIONS:	
From net investment income	(0.06)
Total Distributions	(0.06)
NET ASSETS VALUE, END OF PERIOD	$ 9.84
TOTAL RETURN[c][d]	(1.03%)[e]
SUPPLEMENTAL DATA AND RATIOS:	
Net assets, end of period (000)	$ 10
Ratio of expenses to average net assets[f]	
Before waiver	0.12%[g]
After waiver	0.06%[g]
Ratio of net investment income to average net assets[f]	3.39%[g]
Portfolio turnover rate[h]	13%[e][i]

(a)   Institutional Class inception date was May 1, 2015.
(b)   Per share amounts are based upon average shares outstanding.
(c)   Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.
(d)   Total return shown net of management fees waived. Without the waiver, the return shown would have been lower.
(e)   Not annualized for periods less than one full year.
(f)   Expense ratio and income ratio do not include expenses of the underlying investments in which the Fund invests.
(g)   Annualized.
(h)   Portfolio turnover is calculated at the Fund level.
(i)   Portfolio turnover calculation excludes transfers in affiliated underlying investments from Initial Class to Institutional Class shares.

See Notes to Financial Statements.

Selected data for a share of capital stock of the Fund throughout the periods indicated.

Great-West Aggressive Profile II Fund - Initial Class	Period Ended June 30, 2015 (Unaudited)	Fiscal Years Ended December 31,				
		2014	2013	2012	2011	2010
NET ASSET VALUE, BEGINNING OF PERIOD	$ 7.76	$ 8.23	$ 7.28	$ 6.42	$ 6.92	$ 6.03
INCOME (LOSS) FROM INVESTMENT OPERATIONS:						
Net investment income	0.02[a]	0.27[a]	0.35[a]	0.07[a]	0.07	0.05
Net realized and unrealized gain (loss)	0.17	0.42	1.74	0.99	(0.39)	0.91
Total From Investment Operations	0.19	0.69	2.09	1.06	(0.32)	0.96
LESS DISTRIBUTIONS:						
From net investment income	(0.03)	(0.28)	(0.18)	(0.07)	(0.07)	(0.05)
From net realized gains	—	(0.88)	(0.96)	(0.13)	(0.11)	(0.02)
Total Distributions	(0.03)	(1.16)	(1.14)	(0.20)	(0.18)	(0.07)
NET ASSET VALUE, END OF PERIOD	$ 7.92	$ 7.76	$ 8.23	$ 7.28	$ 6.42	$ 6.92
TOTAL RETURN[b]	2.39%[c][d]	8.34%	29.07%	16.64%	(4.44%)	15.95%
SUPPLEMENTAL DATA AND RATIOS:						
Net assets, end of period (000)	$ 626,229	$ 651,746	$ 645,735	$ 523,785	$ 511,453	$ 628,699
Ratio of expenses to average net assets[e]	0.22%[f]	0.10%	0.10%	0.10%	0.10%	0.10%
Ratio of net investment income to average net assets[e]	0.59%[f]	3.26%	4.22%	0.96%	0.91%	0.78%
Portfolio turnover rate[g]	12%[c][h]	16%	26%	28%	34%	30%

(a)   Per share amounts are based upon average shares outstanding.
(b)   Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.
(c)   Not annualized for periods less than one full year.
(d)   Total return shown net of management fees waived. Without the waiver, the return shown would have been lower.
(e)   Expense ratio and income ratio do not include expenses of the underlying investments in which the Fund invests.
(f)   Annualized.
(g)   Portfolio turnover is calculated at the Fund level.
(h)   Portfolio turnover calculation excludes transfers in affiliated underlying investments from Initial Class to Institutional Class shares.

See Notes to Financial Statements.

Selected data for a share of capital stock of the Fund throughout the periods indicated.

Great-West Aggressive Profile II Fund - Class L	Period Ended June 30, 2015 (Unaudited)	Fiscal Years Ended December 31,			
		2014	2013	2012	2011[a]
NET ASSET VALUE, BEGINNING OF PERIOD	$ 12.23	$ 12.36	$ 10.48	$ 9.18	$ 10.00
INCOME (LOSS) FROM INVESTMENT OPERATIONS:					
Net investment income	0.03[b]	0.45[b]	0.69[b]	0.17[b]	0.08
Net realized and unrealized gain (loss)	0.26	0.54	2.30	1.33	(0.76)
Total From Investment Operations	0.29	0.99	2.99	1.50	(0.68)
LESS DISTRIBUTIONS:					
From net investment income	(0.01)	(0.24)	(0.15)	(0.07)	(0.08)
From net realized gains	—	(0.88)	(0.96)	(0.13)	(0.06)
Total Distributions	(0.01)	(1.12)	(1.11)	(0.20)	(0.14)
NET ASSET VALUE, END OF PERIOD	$ 12.51	$ 12.23	$ 12.36	$ 10.48	$ 9.18
TOTAL RETURN[c]	2.36%[d][e]	7.96%	28.75%	16.38%[f]	(6.86%)[d][f]

Great-West Aggressive Profile II Fund - Class L	Period Ended June 30, 2015 (Unaudited)	Fiscal Years Ended December 31,			
		2014	2013	2012	2011[a]
SUPPLEMENTAL DATA AND RATIOS:					
Net assets, end of period (000)	$ 39,087	$ 27,959	$ 16,628	$ 5,511	$ 367
Ratio of expenses to average net assets[g]	0.48%[h]	0.35%	0.35%		
Before waiver	N/A	N/A	N/A	0.35%	0.35%[h]
After waiver	N/A	N/A	N/A	0.35%	0.31%[h]
Ratio of net investment income to average net assets[g]	0.41%[h]	3.60%	5.71%		
Before waiver	N/A	N/A	N/A	1.66%	6.41%[h]
After waiver	N/A	N/A	N/A	1.66%	6.44%[h]
Portfolio turnover rate[i]	12%[d][j]	16%	26%	28%	34%

(a)   Class L inception date was July 29, 2011.
(b)   Per share amounts are based upon average shares outstanding.
(c)   Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.
(d)   Not annualized for periods less than one full year.
(e)   Total return shown net of management fees waived. Without the waiver, the return shown would have been lower.
(f)   Total return shown net of distribution fees waived. Without the waiver, the return shown would have been lower.
(g)   Expense ratio and income ratio do not include expenses of the underlying investments in which the Fund invests.
(h)   Annualized.
(i)   Portfolio turnover is calculated at the Fund level.
(j)   Portfolio turnover calculation excludes transfers in affiliated underlying investments from Initial Class to Institutional Class shares.

See Notes to Financial Statements.

Selected data for a share of capital stock of the Fund throughout the periods indicated.

Great-West Aggressive Profile II Fund - Institutional Class	Period Ended June 30, 2015 (Unaudited)[a]
NET ASSET VALUE, BEGINNING OF PERIOD	$ 10.00
INCOME (LOSS) FROM INVESTMENT OPERATIONS:	
Net investment loss[b]	(0.00)[c]
Net realized and unrealized loss	(0.11)
Total From Investment Operations	(0.11)
LESS DISTRIBUTIONS:	
From net investment income	(0.03)
Total Distributions	(0.03)
NET ASSETS VALUE, END OF PERIOD	$ 9.86
TOTAL RETURN[d][e]	(1.09%)[f]
SUPPLEMENTAL DATA AND RATIOS:	
Net assets, end of period (000)	$ 13,648
Ratio of expenses to average net assets[g]	0.10%[h]
Ratio of net investment loss to average net assets[g]	(0.08%)[h]
Portfolio turnover rate[i]	12%[f][j]

(a)   Institutional Class inception date was May 1, 2015.
(b)   Per share amounts are based upon average shares outstanding.
(c)   Amount was less than $0.01 per share.
(d)   Total return does not include any fees or expenses of variable insurance contracts, if applicable. If such fees or expenses were included, returns would be lower.
(e)   Total return shown net of management fees waived. Without the waiver, the return shown would have been lower.
(f)   Not annualized for periods less than one full year.
(g)   Expense ratio and income ratio do not include expenses of the underlying investments in which the Fund invests.
(h)   Annualized.
(i)   Portfolio turnover is calculated at the Fund level.
(j)   Portfolio turnover calculation excludes transfers in affiliated underlying investments from Initial Class to Institutional Class shares.

See Notes to Financial Statements.

Notes to Financial Statements (Unaudited)

1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Great-West Funds, Inc. (Great-West Funds), a Maryland corporation, was organized on December 7, 1981 and is registered under the Investment Company Act of 1940 (the 1940 Act) as an open-end management investment company. Great-West Funds presently consists of sixty-two funds. Interests in the Great-West Conservative Profile II Fund, Great-West Moderately Conservative Profile II Fund, Great-West Moderate Profile II Fund, Great-West Moderately Aggressive Profile II Fund and Great-West Aggressive Profile II Funds (each a Fund, collectively the Funds) are included herein and are represented by separate classes of beneficial interest of Great-West Funds. The investment objective of each Fund is to seek long-term capital appreciation primarily through investments in underlying funds of the Great-West Funds that emphasize fixed income investments for the Great-West Conservative Profile II Fund; to seek capital appreciation primarily through investments in underlying funds of Great-West Funds that emphasize fixed income investments, and to a lesser degree, in those that emphasize equity investments for the Great-West Moderately Conservative Profile II Fund; to seek long-term capital appreciation primarily through investments in underlying funds of the Great-West Funds with a relatively equal emphasis on equity and fixed income investments for the Great-West Moderate Profile II Fund; to seek long-term capital appreciation primarily through investments in underlying funds of the Great-West Funds that emphasize equity investments, and to a lesser degree, in those that emphasize fixed income investments for the Great-West Moderately Aggressive Profile II Fund and to seek long-term capital appreciation primarily through investments in underlying funds of the Great-West Funds that emphasize equity investments for the Great-West Aggressive Profile II Fund. Each Fund is non-diversified as defined in the 1940 Act. The Funds are available as an investment option for insurance company separate accounts for certain variable annuity contracts and variable life insurance policies, to individual retirement account custodians or trustees, to plan sponsors of qualified retirement plans, and to college savings programs.

Each of the Funds offer three share classes, referred to as Initial Class, Class L and Institutional Class shares. The Institutional Class shares were capitalized on May 1, 2015. All shares of each Fund represent an equal pro rata interest in the net assets of the class to which such shares belong, and have identical voting, dividend, liquidation and other rights and the same terms and conditions, except for class specific expenses and exclusive rights to vote on matters affecting only individual classes. Income, expenses (other than those attributable to a specific class) and realized and unrealized gains and losses are allocated daily to each class of shares based on the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against operations of that class.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Great-West Funds are also investment companies and accordingly follow the investment company accounting and reporting guidance of Accounting Standards Codification (ASC) Topic 946. The following is a summary of the significant accounting policies of the Funds.

Security Valuation

The Board of Directors of the Funds has adopted policies and procedures for the valuation of each Fund's securities and assets, and has appointed the Fair Value Pricing Committee of the investment adviser, Great-West Capital Management, LLC, to complete valuation determinations under those policies and procedures.

Investments in shares of the underlying mutual funds are valued at the net asset value as reported by the underlying mutual fund, which may be obtained from pricing services or other pricing sources. The inputs used by the pricing services are reviewed quarterly or when the pricing vendor issues updates to its pricing methodologies. The net asset value of each class of the Fund's shares is determined by dividing the net assets attributable to each class of shares of the Fund by the number of issued and outstanding shares of each class of the Fund on each valuation date.

Investments in fixed interest contracts issued by Great-West Life & Annuity Insurance Company (GWL&A Contract) are valued at the amount of net deposits, determined on a daily basis. The GWL&A Contract is backed by the general account of Great-West Life & Annuity Insurance Company (GWL&A).

The Funds classify valuations into three levels based upon the observability of inputs to the valuation of each Fund's investments. The valuation levels are not necessarily an indication of the risk or liquidity associated with the underlying investment. Classification is based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

Level 1 – Unadjusted quoted prices for identical securities in active markets.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly. These may include quoted prices for similar assets in active markets.

Level 3 – Unobservable inputs to the extent observable inputs are not available. Unobservable inputs reflect the Fund's own assumptions and would be based on the best information available under the circumstances. A Statement of Cash Flows is included for the Funds considered to have a substantial percentage of investments not classified as a Level 1 or Level 2.

As of June 30, 2015, each Fund's investments in the underlying mutual funds are valued using Level 1 inputs. Each Fund's investment in the GWL&A Contract is valued using Level 3 inputs. More information regarding each Fund's sector classifications are included in the Schedule of Investments. The Funds recognize transfers between levels as of the beginning of the reporting period. There were no transfers between Levels 1, 2 and 3 during the period.

The following is a reconciliation of change in Level 3 assets during the period ended June 30, 2015:

	Great-West Conservative Profile II Fund	Great-West Moderately Conservative Profile II Fund	Great-West Moderate Profile II Fund	Great-West Moderately Aggressive Profile II Fund
Beginning Balance, January 1, 2015	$ 93,974,458	$ 32,404,093	$ 183,745,908	$ 33,205,777
Total interest received	723,133	264,265	1,392,963	264,791
Purchases	13,514,480	9,374,500	18,895,861	6,548,307
Sales	(8,559,235)	(3,221,365)	(12,845,292)	(2,802,384)
Ending Balance, June 30, 2015	$ 99,652,836	$ 38,821,493	$ 191,189,440	$ 37,216,491

Level 3 securities include investments in the GWL&A Contract, the fair value of which has been determined with the use of an internal model. The internal model incorporates, among other observable inputs, the financial strength and credit risk of GWL&A and its ability to meet ongoing obligations to its policyholders (i.e., a credit risk input). The Funds consider the credit risk input to be a significant unobservable input. As of June 30, 2015, the credit risk input was negligible. If there were a significant decrease in GWL&A's credit risk, it may result in a lower fair value measurement.

Fund-of-Funds Structure Risk

Since the Fund invests directly in underlying funds, all risks associated with the eligible underlying funds apply to the Fund. To the extent the Fund invests more of its assets in one underlying fund than another, the Fund will have greater exposure to the risks of that underlying fund.

Security Transactions

Security transactions are accounted for on the date the security is purchased or sold (trade date). Realized gains and losses from investments sold are determined on the basis of the first-in, first-out method (FIFO). Dividend income and realized gain distributions from underlying funds are accrued as of the ex-dividend date. Interest on the GWL&A Contract is accrued daily.

Federal Income Taxes and Distributions to Shareholders

Each Fund intends to comply with provisions under Subchapter M of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of their net taxable income, including any net realized gain on investments not offset by capital loss carryforwards, if any, to shareholders. Therefore, no federal income or excise tax provision is required. Each Fund files income tax returns in U.S. federal and applicable state jurisdictions. The statute of limitations on tax return filings for each Fund generally remains open for the three preceding fiscal reporting period ends. State tax returns may remain open for an additional fiscal year.

Distributions to shareholders from net investment income of the Funds, if any, are declared and paid semi-annually. Capital gain distributions of the Funds, if any, are declared and paid at least annually. Distributions are reinvested in additional shares of the Funds at net asset value and are declared separately for each class. Distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

Net investment income (loss) and net realized gain (loss) for federal income tax purposes may differ from those reported on the financial statements because of temporary and permanent book-tax basis differences. Book-tax differences may include but are not limited to the following: disallowed losses and distribution adjustments.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation for federal income tax purposes as of June 30, 2015 were as follows:

	Federal Tax Cost of Investments	Gross Unrealized Appreciation on Investments	Gross Unrealized Depreciation on Investments	Net Unrealized Appreciation (Depreciation) on Investments
Great-West Conservative Profile II Fund	$ 443,605,242	$ 10,839,380	$ (13,313,173)	$ (2,473,793)
Great-West Moderately Conservative Profile II Fund	176,497,922	4,116,222	(5,338,757)	(1,222,535)
Great-West Moderate Profile II Fund	1,134,695,271	81,215,518	(29,657,951)	51,557,567
Great-West Moderately Aggressive Profile II Fund	394,468,953	23,255,855	(9,863,933)	13,391,922
Great-West Aggressive Profile II Fund	634,430,529	62,995,066	(18,178,809)	44,816,257

Application of Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued ASU No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (ASU No. 2015-07). ASU No. 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset per share practical expedient. The amendments are effective for interim and annual periods beginning after December 15, 2015. At this time, the Fund is evaluating the impact, if any, of ASU No. 2015-07 on the financial statements and related disclosures.

2.   INVESTMENT ADVISORY AGREEMENT & OTHER TRANSACTIONS WITH AFFILIATES

Great-West Funds has entered into an investment advisory agreement with Great-West Capital Management, LLC (the Adviser), a wholly-owned subsidiary of GWL&A. As compensation for its services to Great-West Funds, the Adviser receives monthly compensation at the annual rate of 0.10% of the average daily net assets of each Fund. The management fee encompasses fund operation expenses. Each Fund will also bear the indirect expense of the underlying investments. Because the underlying funds have varied expense and fee levels and the Funds may own different proportions of underlying funds at different times, the amount of fees and expenses incurred indirectly by the Funds will vary. Effective May 1, 2015, the Adviser has contractually agreed to reduce its management fee by 0.35% of the amount each Fund has allocated to the GWL&A Contract.

GWFS Equities, Inc. (the Distributor), is a wholly-owned subsidiary of GWL&A and the principal underwriter to distribute and market the Funds. The Funds have entered into a plan of distribution which provides for compensation for distribution of Class L shares and for providing or arranging for the provision of services to Class L shareholders. The distribution plan provides for a maximum 12b-1 fee equal to an annual rate of 0.25% of the average daily net assets of the Class L shares. The Distributor has agreed to voluntarily waive all 12b-1 fees attributable to Class L shares purchased by the Adviser in consideration for the Adviser providing initial capital to the Funds. The amount waived, if any, is reflected in the Statement of Operations.

Effective May 1, 2015, Great-West Funds entered into an Administrative Services Agreement with GWL&A. Pursuant to the Administrative Services Agreement, GWL&A provides recordkeeping and administrative services to shareholders and account owners and receives from the Initial Class and Class L shares of each Fund a fee equal to 0.35% of the average daily net asset value of the shares of the applicable share class.

Certain officers of Great-West Funds are also directors and/or officers of GWL&A or its subsidiaries. No officer or interested director of Great-West Funds receives any compensation directly from Great-West Funds. The total compensation paid to the independent directors with respect to all sixty-two funds for which they serve as directors was $161,250 for the period ended June 30, 2015.

Each Fund may invest in the GWL&A Contract pursuant to exemptive relief issued by the U.S. Securities and Exchange Commission. The GWL&A Contract has a stable principal value and accrues a fixed rate of interest, which is reflected in the daily valuation of the Funds. GWL&A calculates the interest rate in the same way it calculates guaranteed interest rates for similar contracts (on a calendar quarter or other periodic basis). As a result of GWL&A being an affiliated entity, the Funds are exposed to the risk of unanticipated industry conditions as well as risks specific to a single corporation. If GWL&A were to become insolvent, the GWL&A Contract would be settled commensurate with other policy holder obligations.

The amounts deposited will accrue interest at a declared rate of interest, adjustable on a calendar quarter or other periodic basis, guaranteed to be no less than 1.5%. The investment in the GWL&A Contract may be terminated by GWL&A or the Funds upon 7 days prior written notice. The guaranteed interest rate paid will be at least as favorable as the guaranteed interest rate paid on other similar products issued by GWL&A.

The following tables are a summary of the transactions for each underlying investment during the period ended June 30, 2015, in which the issuer was an affiliate of a Fund, as defined in the 1940 Act.

Great-West Conservative Profile II Fund

Affiliate	Shares Held/Account Balance 6/30/2015	Fair Value 12/31/2014	Purchase Cost	Sales Cost	Net Realized Gain/(Loss)	Dividends and Interest Received	Fair Value 6/30/2015
Great-West American Century Growth Fund Initial Class	—	$ 7,559,527	$ 802,565	$ 1,511,397	$ 39,292	$ —	$ —
Great-West American Century Growth Fund Institutional Class	692,941	—	482,390	489,262	44,031	15,080	6,977,913
Great-West Federated Bond Fund Initial Class	—	34,258,488	3,430,074	2,825,353	69,989	172,455	—
Great-West Federated Bond Fund Institutional Class	3,559,171	—	2,146,514	1,673,686	3,461	271,075	34,844,289
Great-West Goldman Sachs Mid Cap Value Fund Initial Class	—	17,452,436	4,155,610	1,235,167	228,213	—	—
Great-West Goldman Sachs Mid Cap Value Fund Institutional Class	2,071,569	—	1,480,300	1,029,267	188,302	102,657	20,342,808
Great-West Invesco Small Cap Value Fund Initial Class	—	3,129,106	307,570	525,564	(66,867)	—	—
Great-West Invesco Small Cap Value Fund Institutional Class	301,033	—	245,272	253,652	(26,621)	3,371	3,025,384
Great-West Life & Annuity Contract	99,652,836	93,974,458	13,514,480	8,559,235	—	723,133	99,652,836
Great-West Loomis Sayles Bond Fund Initial Class	—	37,671,625	9,310,401	1,473,887	(88,793)	—	—
Great-West Loomis Sayles Bond Fund Institutional Class	4,713,915	—	3,668,437	2,713,271	(162,956)	756,056	45,489,277
Great-West Loomis Sayles Small Cap Value Fund Initial Class	—	3,129,065	265,555	493,725	(36,291)	—	—
Great-West Loomis Sayles Small Cap Value Fund Institutional Class	301,781	—	215,541	229,392	(4,506)	14,630	3,026,862
Great-West MFS International Growth Fund Initial Class	—	8,896,503	805,226	1,163,847	190,235	—	—
Great-West MFS International Growth Fund Institutional Class	936,863	—	811,482	539,422	153,115	—	9,096,935
Great-West MFS International Value Fund Initial Class	—	18,032,001	1,548,072	1,797,309	618,930	—	—
Great-West MFS International Value Fund Institutional Class	1,915,772	—	1,599,535	878,863	351,941	—	18,621,308
Great-West Multi-Manager Large Cap Growth Fund Initial Class	—	7,564,861	819,990	1,519,041	131,667	—	—
Great-West Multi-Manager Large Cap Growth Fund Institutional Class	690,219	—	454,382	503,452	56,070	10,487	6,978,115
Great-West Putnam Equity Income Fund Initial Class	—	15,319,524	2,615,967	903,018	315,454	—	—
Great-West Putnam Equity Income Fund Institutional Class	1,702,787	—	1,106,761	770,832	355,656	99,763	16,874,619
Great-West Putnam High Yield Bond Fund Initial Class	—	17,133,614	6,029,150	1,090,278	29,315	—	—
Great-West Putnam High Yield Bond Institutional Class	2,340,067	—	2,045,816	1,452,899	50,724	586,901	22,558,245
Great-West Real Estate Index Fund Initial Class	—	20,643,134	4,160,779	2,587,054	227,913	—	—
Great-West Real Estate Index Fund Institutional Class	2,328,037	—	2,752,937	1,177,111	18,361	249,158	21,976,666
Great-West Short Duration Bond Fund Initial Class	—	27,161,496	2,514,839	1,745,863	7,803	68,809	—
Great-West Short Duration Bond Fund Institutional Class	2,784,668	—	1,393,478	1,624,851	(22,079)	47,022	27,790,985
Great-West Small Cap Growth Fund Initial Class	—	3,129,823	281,236	1,420,918	(342,833)	—	—

Affiliate	Shares Held/Account Balance 6/30/2015	Fair Value 12/31/2014	Purchase Cost	Sales Cost	Net Realized Gain/(Loss)	Dividends and Interest Received	Fair Value 6/30/2015
Great-West Small Cap Growth Fund Institutional Class	232,823	—	201,181	280,158	(28,754)	—	2,423,691
Great-West T. Rowe Price Equity Income Fund Initial Class	—	15,328,105	2,697,873	786,638	236,569	—	—
Great-West T. Rowe Price Equity Income Fund Institutional Class	1,745,799	—	1,190,073	725,892	184,737	177,573	16,864,422
Great-West T. Rowe Price Mid Cap Growth Fund Initial Class	—	4,367,195	1,177,623	398,322	139,150	—	—
Great-West T. Rowe Price Mid Cap Growth Fund Institutional Class	522,638	—	305,489	311,431	107,959	—	5,320,459
Great-West Templeton Global Bond Fund Initial Class	—	46,104,675	4,578,797	6,960,167	(273,912)	—	—
Great-West Templeton Global Bond Fund Institutional Class	4,622,122	—	4,097,780	2,747,714	(225,905)	1,066,538	44,372,375
Great-West U.S. Government Mortgage Securities Fund Initial Class	—	35,971,819	3,365,634	4,527,678	(85,002)	169,883	—
Great-West U.S. Government Mortgage Securities Fund Institutional Class	3,542,565	—	1,977,740	1,766,546	(45,758)	211,230	34,894,260
					$ 2,338,610	$ 4,745,821	$ 441,131,449

See Notes to Financial Statements.

Great-West Moderately Conservative Profile II Fund

Affiliate	Shares Held/Account Balance 6/30/2015	Fair Value 12/31/2014	Purchase Cost	Sales Cost	Net Realized Gain/(Loss)	Dividends and Interest Received	Fair Value 6/30/2015
Great-West American Century Growth Fund Initial Class	—	$ 4,318,827	$ 815,744	$ 818,955	$ 21,603	$ —	$ —
Great-West American Century Growth Fund Institutional Class	443,725	—	324,777	253,216	14,833	9,687	4,468,311
Great-West Federated Bond Fund Initial Class	—	9,727,589	2,083,437	1,205,629	(20,102)	49,928	—
Great-West Federated Bond Fund Institutional Class	1,118,354	—	832,165	380,418	(12,362)	84,230	10,948,689
Great-West Goldman Sachs Mid Cap Value Fund Initial Class	—	9,983,363	3,410,129	562,597	102,683	—	—
Great-West Goldman Sachs Mid Cap Value Fund Institutional Class	1,327,946	—	946,420	458,999	82,438	65,917	13,040,431
Great-West Invesco Small Cap Value Fund Initial Class	—	1,802,849	353,516	258,189	7,179	—	—
Great-West Invesco Small Cap Value Fund Institutional Class	193,396	—	150,533	112,631	(1,667)	2,174	1,943,627
Great-West Life & Annuity Contract	38,821,493	32,404,093	9,374,500	3,221,365	—	264,265	38,821,493
Great-West Loomis Sayles Bond Fund Initial Class	—	10,693,127	3,724,361	551,389	(34,751)	—	—
Great-West Loomis Sayles Bond Fund Institutional Class	1,480,340	—	1,256,879	512,537	(26,567)	234,743	14,285,282
Great-West Loomis Sayles Small Cap Value Fund Initial Class	—	1,806,755	326,447	246,444	26,678	—	—
Great-West Loomis Sayles Small Cap Value Fund Institutional Class	194,076	—	127,945	83,188	14,095	9,444	1,946,578
Great-West MFS International Growth Fund Initial Class	—	5,088,643	878,064	560,963	92,179	—	—
Great-West MFS International Growth Fund Institutional Class	600,474	—	513,451	280,588	66,096	—	5,830,602
Great-West MFS International Value Fund Initial Class	—	10,354,352	1,838,666	996,138	333,280	—	—
Great-West MFS International Value Fund Institutional Class	1,226,215	—	1,056,308	423,688	168,450	—	11,918,812
Great-West Multi-Manager Large Cap Growth Fund Initial Class	—	4,308,249	783,800	791,924	55,980	—	—

Affiliate	Shares Held/Account Balance 6/30/2015	Fair Value 12/31/2014	Purchase Cost	Sales Cost	Net Realized Gain/(Loss)	Dividends and Interest Received	Fair Value 6/30/2015
Great-West Multi-Manager Large Cap Growth Fund Institutional Class	441,914	—	310,930	256,566	28,701	6,736	4,467,755
Great-West Putnam Equity Income Fund Initial Class	—	8,741,271	2,442,394	455,830	186,008	—	—
Great-West Putnam Equity Income Fund Institutional Class	1,091,937	—	708,386	364,172	149,474	64,137	10,821,094
Great-West Putnam High Yield Bond Fund Initial Class	—	4,862,639	2,195,789	305,997	23,957	—	—
Great-West Putnam High Yield Bond Institutional Class	735,879	—	703,817	287,958	20,579	181,986	7,093,877
Great-West Real Estate Index Fund Initial Class	—	6,561,297	2,097,422	855,530	70,772	—	—
Great-West Real Estate Index Fund Institutional Class	830,488	—	987,955	283,500	3,810	89,437	7,839,802
Great-West Short Duration Bond Fund Initial Class	—	—	1,104,018	30,983	20	2,498	—
Great-West Short Duration Bond Fund Institutional Class	109,602	—	62,481	41,388	78	1,835	1,093,825
Great-West Small Cap Growth Fund Initial Class	—	1,800,848	292,181	805,532	(205,276)	—	—
Great-West Small Cap Growth Fund Institutional Class	150,587	—	127,910	153,802	(15,856)	—	1,567,609
Great-West T. Rowe Price Equity Income Fund Initial Class	—	8,741,633	2,579,300	437,293	191,331	—	—
Great-West T. Rowe Price Equity Income Fund Institutional Class	1,120,577	—	784,056	294,364	81,049	114,090	10,824,774
Great-West T. Rowe Price Mid Cap Growth Fund Initial Class	—	2,494,065	951,050	207,238	67,975	—	—
Great-West T. Rowe Price Mid Cap Growth Fund Institutional Class	335,140	—	199,364	156,558	50,118	—	3,411,730
Great-West Templeton Global Bond Fund Initial Class	—	13,109,530	2,580,633	2,421,527	(154,263)	—	—
Great-West Templeton Global Bond Fund Institutional Class	1,457,477	—	1,485,704	557,214	(29,959)	331,064	13,991,777
Great-West U.S. Government Mortgage Securities Fund Initial Class	—	10,216,868	2,084,914	1,697,971	(46,836)	49,160	—
Great-West U.S. Government Mortgage Securities Fund Institutional Class	1,112,621	—	784,288	400,324	(12,278)	65,665	10,959,319
					$ 1,299,449	**$ 1,626,996**	**$ 175,275,387**

See Notes to Financial Statements.

Great-West Moderate Profile II Fund

Affiliate	Shares Held/Account Balance 6/30/2015	Fair Value 12/31/2014	Purchase Cost	Sales Cost	Net Realized Gain/(Loss)	Dividends and Interest Received	Fair Value 6/30/2015
Great-West American Century Growth Fund Initial Class	—	$ 46,511,585	$ 1,951,401	$ 7,065,884	$ 749,590	$ —	$ —
Great-West American Century Growth Fund Institutional Class	4,181,992	—	1,937,459	1,517,841	249,947	92,106	42,112,658
Great-West Federated Bond Fund Initial Class	—	55,157,307	3,827,060	5,727,667	144,313	267,431	—
Great-West Federated Bond Fund Institutional Class	5,494,938	—	3,547,481	2,243,829	(239)	420,775	53,795,440
Great-West Goldman Sachs Mid Cap Value Fund Initial Class	—	107,695,398	17,113,353	3,688,039	684,223	—	—
Great-West Goldman Sachs Mid Cap Value Fund Institutional Class	12,495,545	—	5,339,802	2,195,199	395,563	624,970	122,706,254

Affiliate	Shares Held/Account Balance 6/30/2015	Fair Value 12/31/2014	Purchase Cost	Sales Cost	Net Realized Gain/(Loss)	Dividends and Interest Received	Fair Value 6/30/2015
Great-West Invesco Small Cap Value Fund Initial Class	—	19,280,031	785,278	2,016,723	176,435	—	—
Great-West Invesco Small Cap Value Fund Institutional Class	1,822,120	—	1,007,241	628,674	108,068	20,719	18,312,310
Great-West Life & Annuity Contract	191,189,440	183,745,908	18,895,861	12,845,292	—	1,392,963	191,189,440
Great-West Loomis Sayles Bond Fund Initial Class	—	60,641,060	11,082,706	1,982,169	(120,770)	—	—
Great-West Loomis Sayles Bond Fund Institutional Class	7,278,197	—	5,600,176	3,583,855	(276,652)	1,174,085	70,234,600
Great-West Loomis Sayles Small Cap Value Fund Initial Class	—	19,291,099	808,222	1,657,188	775,430	—	—
Great-West Loomis Sayles Small Cap Value Fund Institutional Class	1,829,250	—	818,677	509,343	223,989	90,177	18,347,383
Great-West MFS International Growth Fund Initial Class	—	54,628,174	1,895,903	4,608,701	1,260,226	—	—
Great-West MFS International Growth Fund Institutional Class	5,631,957	—	2,439,729	1,658,858	507,028	—	54,686,301
Great-West MFS International Value Fund Initial Class	—	111,149,629	4,065,085	7,801,946	3,815,169	—	—
Great-West MFS International Value Fund Institutional Class	11,539,792	—	4,922,468	1,805,698	1,072,738	—	112,166,776
Great-West Multi-Manager Large Cap Growth Fund Initial Class	—	46,600,864	1,851,177	6,186,647	1,735,568	—	—
Great-West Multi-Manager Large Cap Growth Fund Institutional Class	4,163,970	—	1,392,468	1,396,163	509,343	64,029	42,097,737
Great-West Putnam Equity Income Fund Initial Class	—	94,263,719	9,936,320	2,824,521	1,204,456	—	—
Great-West Putnam Equity Income Fund Institutional Class	10,282,953	—	3,855,408	2,162,481	959,239	610,247	101,904,062
Great-West Putnam High Yield Bond Fund Initial Class	—	27,577,240	7,483,972	1,293,663	59,312	—	—
Great-West Putnam High Yield Bond Institutional Class	3,611,996	—	3,158,162	1,917,779	76,552	910,722	34,819,638
Great-West Real Estate Index Fund Initial Class	—	45,446,515	6,936,784	5,003,655	476,092	—	—
Great-West Real Estate Index Fund Institutional Class	5,030,221	—	4,831,210	896,826	(3,468)	542,024	47,485,287
Great-West Short Duration Bond Fund Initial Class	—	—	5,489,412	120,470	109	13,366	—
Great-West Short Duration Bond Fund Institutional Class	538,755	—	234,923	226,440	183	9,164	5,376,779
Great-West Small Cap Growth Fund Initial Class	—	19,278,585	832,259	6,973,258	(830,374)	—	—
Great-West Small Cap Growth Fund Institutional Class	1,413,169	—	933,527	1,272,081	(208,809)	—	14,711,091
Great-West T. Rowe Price Equity Income Fund Initial Class	—	94,400,100	11,266,629	2,308,939	1,330,695	—	—
Great-West T. Rowe Price Equity Income Fund Institutional Class	10,535,973	—	4,968,854	1,676,152	893,409	1,082,662	101,777,502
Great-West T. Rowe Price Mid Cap Growth Fund Initial Class	—	26,898,408	5,495,726	2,004,003	527,669	—	—
Great-West T. Rowe Price Mid Cap Growth Fund Institutional Class	3,158,943	—	1,189,373	998,163	489,475	—	32,158,036
Great-West Templeton Global Bond Fund Initial Class	—	74,412,451	4,657,226	11,924,735	(335,933)	—	—
Great-West Templeton Global Bond Fund Institutional Class	7,138,110	—	6,497,441	3,729,080	(146,097)	1,653,368	68,525,853
Great-West U.S. Government Mortgage Securities Fund Initial Class	—	57,910,053	3,772,739	8,371,801	1,574	263,474	—

Affiliate	Shares Held/Account Balance 6/30/2015	Fair Value 12/31/2014	Purchase Cost	Sales Cost	Net Realized Gain/(Loss)	Dividends and Interest Received	Fair Value 6/30/2015
Great-West U.S. Government Mortgage Securities Fund Institutional Class	5,466,567	—	3,173,317	2,342,680	(85,246)	328,023	53,845,691
					$ 16,418,807	$ 9,560,305	$ 1,186,252,838

See Notes to Financial Statements.

Great-West Moderately Aggressive Profile II Fund

Affiliate	Shares Held/Account Balance 6/30/2015	Fair Value 12/31/2014	Purchase Cost	Sales Cost	Net Realized Gain/(Loss)	Dividends and Interest Received	Fair Value 6/30/2015
Great-West American Century Growth Fund Initial Class	—	$ 19,015,970	$ 1,712,513	$ 3,055,204	$ 325,066	$ —	$ —
Great-West American Century Growth Fund Institutional Class	1,782,817	—	753,434	510,699	161,071	39,096	17,952,964
Great-West Federated Bond Fund Initial Class	—	13,305,172	1,746,134	2,754,972	(22,300)	61,340	—
Great-West Federated Bond Fund Institutional Class	1,285,969	—	832,438	435,594	(14,034)	97,335	12,589,637
Great-West Goldman Sachs Mid Cap Value Fund Initial Class	—	43,570,712	9,538,374	1,459,966	252,728	—	—
Great-West Goldman Sachs Mid Cap Value Fund Institutional Class	5,316,740	—	2,163,257	902,792	165,211	265,432	52,210,390
Great-West Invesco Small Cap Value Fund Initial Class	—	7,839,353	756,119	859,005	122,326	—	—
Great-West Invesco Small Cap Value Fund Institutional Class	775,643	—	401,404	266,266	21,815	8,757	7,795,216
Great-West Life & Annuity Contract	37,216,491	33,205,777	6,548,307	2,802,384	—	264,791	37,216,491
Great-West Loomis Sayles Bond Fund Initial Class	—	14,615,485	2,191,126	673,704	(41,076)	—	—
Great-West Loomis Sayles Bond Fund Institutional Class	1,703,680	—	1,296,307	626,423	(42,895)	271,064	16,440,515
Great-West Loomis Sayles Small Cap Value Fund Initial Class	—	7,898,601	635,954	881,646	132,785	—	—
Great-West Loomis Sayles Small Cap Value Fund Institutional Class	779,459	—	306,971	195,355	57,754	38,124	7,817,974
Great-West MFS International Growth Fund Initial Class	—	21,832,219	2,193,780	2,187,938	153,739	—	—
Great-West MFS International Growth Fund Institutional Class	2,398,358	—	1,159,370	1,000,927	99,656	—	23,288,058
Great-West MFS International Value Fund Initial Class	—	44,267,516	4,510,231	3,027,329	1,449,788	—	—
Great-West MFS International Value Fund Institutional Class	4,914,888	—	2,238,722	900,907	512,483	—	47,772,710
Great-West Multi-Manager Large Cap Growth Fund Initial Class	—	18,521,178	1,853,011	2,533,529	575,944	—	—
Great-West Multi-Manager Large Cap Growth Fund Institutional Class	1,775,279	—	585,959	560,412	202,671	27,162	17,948,067
Great-West Putnam Equity Income Fund Initial Class	—	37,678,666	6,683,285	1,145,504	483,627	—	—
Great-West Putnam Equity Income Fund Institutional Class	4,384,027	—	1,504,883	825,181	363,477	258,968	43,445,705
Great-West Putnam High Yield Bond Fund Initial Class	—	6,645,349	1,512,225	307,630	36,284	—	—
Great-West Putnam High Yield Bond Institutional Class	849,925	—	753,333	319,340	33,526	210,139	8,193,276
Great-West Real Estate Index Fund Initial Class	—	12,770,554	2,896,368	1,383,694	129,192	—	—
Great-West Real Estate Index Fund Institutional Class	1,511,578	—	1,548,023	363,296	7,274	162,979	14,269,301

Affiliate	Shares Held/Account Balance 6/30/2015	Fair Value 12/31/2014	Purchase Cost	Sales Cost	Net Realized Gain/(Loss)	Dividends and Interest Received	Fair Value 6/30/2015
Great-West Short Duration Bond Fund Initial Class	—	—	8,948,637	306,632	268	21,284	—
Great-West Short Duration Bond Fund Institutional Class	874,210	—	406,582	322,501	487	14,719	8,724,612
Great-West Small Cap Growth Fund Initial Class	—	7,822,208	633,575	2,833,932	(351,938)	—	—
Great-West Small Cap Growth Fund Institutional Class	602,597	—	377,317	602,580	(160,817)	—	6,273,034
Great-West T. Rowe Price Equity Income Fund Initial Class	—	37,647,974	7,523,454	1,078,616	571,784	—	—
Great-West T. Rowe Price Equity Income Fund Institutional Class	4,500,603	—	2,003,599	605,861	320,187	460,108	43,475,821
Great-West T. Rowe Price Mid Cap Growth Fund Initial Class	—	10,816,741	2,805,732	723,601	145,616	—	—
Great-West T. Rowe Price Mid Cap Growth Fund Institutional Class	1,345,916	—	458,665	465,912	112,860	—	13,701,428
Great-West Templeton Global Bond Fund Initial Class	—	17,934,914	2,201,177	4,865,840	(343,029)	—	—
Great-West Templeton Global Bond Fund Institutional Class	1,681,927	—	1,542,795	581,460	(13,960)	381,594	16,146,496
Great-West U.S. Government Mortgage Securities Fund Initial Class	—	13,964,558	1,750,876	3,430,104	(74,558)	60,427	—
Great-West U.S. Government Mortgage Securities Fund Institutional Class	1,279,105	—	772,682	464,065	(15,271)	75,887	12,599,180
					$ 5,357,741	$ 2,719,206	$ 407,860,875

See Notes to Financial Statements.

Great-West Aggressive Profile II Fund

Affiliate	Shares Held 6/30/2015	Fair Value 12/31/2014	Purchase Cost	Sales Cost	Net Realized Gain/(Loss)	Dividends Received	Fair Value 6/30/2015
Great-West American Century Growth Fund Initial Class	—	$ 47,858,448	$ 1,371,308	$ 6,689,825	$ 669,493	$ —	$ —
Great-West American Century Growth Fund Institutional Class	4,166,185	—	1,619,043	2,456,157	393,878	91,838	41,953,478
Great-West Goldman Sachs Mid Cap Value Fund Initial Class	—	110,810,548	16,648,382	2,852,946	599,681	—	—
Great-West Goldman Sachs Mid Cap Value Fund Institutional Class	12,432,479	—	4,926,537	5,458,867	904,358	623,848	122,086,943
Great-West Invesco Small Cap Value Fund Initial Class	—	19,784,259	900,074	2,222,542	14,237	—	—
Great-West Invesco Small Cap Value Fund Institutional Class	1,819,148	—	897,003	1,050,302	181,657	20,626	18,282,437
Great-West Loomis Sayles Small Cap Value Fund Initial Class	—	19,785,823	638,610	1,415,449	778,070	—	—
Great-West Loomis Sayles Small Cap Value Fund Institutional Class	1,823,001	—	802,719	915,442	446,050	89,594	18,284,697
Great-West MFS International Growth Fund Initial Class	—	56,535,408	1,382,153	4,721,117	1,174,259	—	—
Great-West MFS International Growth Fund Institutional Class	5,630,530	—	1,884,634	2,479,954	643,933	—	54,672,446
Great-West MFS International Value Fund Initial Class	—	114,881,811	2,859,921	7,625,501	3,616,270	—	—
Great-West MFS International Value Fund Institutional Class	11,535,008	—	3,631,201	3,103,883	1,651,414	—	112,120,275
Great-West Multi-Manager Large Cap Growth Fund Initial Class	—	47,858,538	1,562,452	8,305,010	(576,965)	—	—

Affiliate	Shares Held 6/30/2015	Fair Value 12/31/2014	Purchase Cost	Sales Cost	Net Realized Gain/(Loss)	Dividends Received	Fair Value 6/30/2015
Great-West Multi-Manager Large Cap Growth Fund Institutional Class	4,149,414	—	1,182,675	2,248,443	812,688	63,812	41,950,579
Great-West Putnam Equity Income Fund Initial Class	—	97,210,794	8,733,412	1,962,674	819,939	—	—
Great-West Putnam Equity Income Fund Institutional Class	10,239,690	—	3,889,455	4,595,480	2,010,778	607,949	101,475,333
Great-West Real Estate Index Fund Initial Class	—	20,382,182	3,416,195	2,651,736	215,419	—	—
Great-West Real Estate Index Fund Institutional Class	2,162,241	—	2,363,897	1,438,027	(18,084)	234,025	20,411,556
Great-West Small Cap Growth Fund Initial Class	—	19,783,893	666,349	6,563,289	(504,819)	—	—
Great-West Small Cap Growth Fund Institutional Class	1,405,399	—	863,777	1,764,807	(266,488)	—	14,630,202
Great-West T. Rowe Price Equity Income Fund Initial Class	—	97,212,318	10,840,512	2,103,296	936,558	—	—
Great-West T. Rowe Price Equity Income Fund Institutional Class	10,504,528	—	5,262,748	3,994,919	2,124,342	1,083,247	101,473,742
Great-West T. Rowe Price Mid Cap Growth Fund Initial Class	—	27,668,419	5,237,610	1,349,729	822,752	—	—
Great-West T. Rowe Price Mid Cap Growth Fund Institutional Class	3,134,096	—	954,833	1,439,952	984,847	—	31,905,098
					$ 18,434,267	$ 2,814,939	$ 679,246,786

See Notes to Financial Statements.

3. PURCHASES & SALES OF INVESTMENTS

For the period ended June 30, 2015, the aggregate cost of purchases and proceeds from sales of investments (excluding tax-free exchanges) were as follows:

	Purchases	Sales
Great-West Conservative Profile II Fund	$ 88,556,547	$ 63,030,772
Great-West Moderately Conservative Profile II Fund	51,279,736	23,032,055
Great-West Moderate Profile II Fund	173,994,828	141,585,249
Great-West Moderately Aggressive Profile II Fund	85,746,617	51,618,541
Great-West Aggressive Profile II Fund	82,535,500	97,843,611

4. INDEMNIFICATIONS

The Fund's organizational documents provide current and former officers and directors with a limited indemnification against liabilities arising in connection with the performance of their duties to the Fund. In the normal course of business, the Fund may also enter into contracts that provide general indemnifications. The Fund's maximum exposure under these arrangements is unknown as this would be dependent on future claims that may be made against the Fund. The risk of material loss from such claims is considered remote.

Availability of Quarterly Portfolio Schedule

Great-West Funds files its complete schedule of portfolio holdings with the Securities and Exchange Commission for the first and third quarters of each fiscal year on Form N-Q. Great-West Funds' Forms N-Q are available on the Commission's website at http://www.sec.gov, and may be reviewed and copied at the Commission's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Availability of Proxy Voting Policies and Procedures

A description of the policies and procedures that Great-West Funds uses to determine how to vote proxies relating to portfolio securities is available without charge, upon request, by calling 1-866-831-7129, and on the Securities and Exchange Commission's website at http://www.sec.gov.

Availability of Proxy Voting Record

Information regarding how Great-West Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request, by calling 1-866-831-7129, and on the Securities and Exchange Commission's website at http://www.sec.gov.

Investment Advisory Contract Approval

The Board of Directors (the "Board") of Great-West, Inc. (the "Company"), including the Directors who are not interested persons of the Fund (the "Independent Directors"), at a meeting held on April 21, 2015 (the "Meeting"), approved the continuation of the investment advisory agreement (the "Advisory Agreement") between the Company and Great-West Capital Management, LLC ("GWCM").

Pursuant to the Advisory Agreement, GWCM acts as investment adviser and, subject to oversight by the Board, directs the investments of the Great-West Aggressive Profile II Fund, Great-West Moderately Aggressive Profile II Fund, Great-West Moderate Profile II Fund, Great-West Moderately Conservative Profile II Fund and Great-West Conservative Profile II Fund (each, a "Fund," collectively, the "Funds") in accordance with their investment objectives, policies and limitations. GWCM also provides, subject to oversight by the Board, the management and administrative services necessary for the operation of the Funds.

On March 25, 2015, the Independent Directors met separately with independent legal counsel in advance of the Meeting to evaluate information furnished by GWCM in connection with the proposed continuation of the Advisory Agreement and with representatives of Lipper, Inc. ("Lipper"), an independent provider of investment company data, and the GWCM Asset Allocation Committee to review comparative information on the Fund's investment performance, fees and expenses. The Independent Directors also considered additional information provided in response to their requests made following the March meeting.

In approving the continuation of the Advisory Agreement, the Board considered such information as the Board deemed reasonably necessary to evaluate the terms of the Advisory Agreement. The Board noted that performance information is provided to the Board on an ongoing basis at regular Board meetings held throughout the year. In its deliberations, the Board did not identify any single factor as being determinative. Rather, the Board's approval was based on each Director's business judgment after consideration of the information as a whole. Individual Directors may have weighed certain factors differently and assigned varying degrees of materiality to information considered by the Board.

Based upon its review of the Advisory Agreement and the information provided to it, the Board concluded that the Advisory Agreement was fair and reasonable in light of the services performed, fees charged and such other matters as the Directors considered relevant in the exercise of their business judgment. The principal factors and conclusions that formed the basis for the Directors' determinations to approve the continuation of the Advisory Agreement are discussed below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided and to be provided to the Funds by GWCM. Among other things, the Board considered GWCM's personnel, experience, resources and performance track record, its ability to provide or obtain such services as may be necessary in managing, acquiring and disposing of investments on behalf of the Funds, and its ability to provide research and obtain and evaluate the economic, statistical and financial data relevant to the investment policies of the Fund. The Board also reviewed the qualifications, background and responsibilities of the senior personnel serving the Funds and the portfolio management team responsible for the day-to-day management of the Funds. In addition, the Board considered GWCM's reputation for management of its investment strategies, its overall financial condition, technical resources, operational capabilities, and compliance policies and procedures. Consideration also was given to the fact that the Board meets with representatives of GWCM at regular Board meetings held throughout the year to discuss portfolio management strategies and performance. Additionally, the quality of GWCM's communications with the Board, as well GWCM's responsiveness to the Board, was taken into account. The Board concluded that it was satisfied with the nature, extent and quality of the services provided to the Funds by GWCM.

Investment Performance

The Board considered the investment performance of the Funds. The Board reviewed performance information for each Fund's Initial Class as compared against its benchmark index and the performance of a peer group of funds selected by Lipper. This information included annualized returns for the one-, three-, five-, and ten-year periods ended December 31, 2014. In evaluating

the performance of the Funds, the Board noted how each Fund performed relative to the returns of the applicable benchmark and peer group. In addition, the Board noted that it also had received and discussed at periodic intervals information comparing each Fund's performance to that of its benchmark index and to a peer group of funds.

The Board noted that for the Great-West Aggressive Profile II Fund, the Board noted that, although the Fund underperformed its benchmark index for the one-, three-, five- and ten-year periods ended December 31, 2014, the Fund was in the first quartile of its peer group (the first quartile being the best performers and the fourth quartile being the worst performers) for the same periods.

For the Great-West Moderately Aggressive Profile II Fund, the Board noted that for the one-, three-, five- and ten-year periods ended December 31, 2014, the Fund was in the second, second, second and first quartiles, respectively, of its peer group. The Board also noted that, although the Fund underperformed its benchmark index for the one- and five-year periods ended December 31, 2014, it outperformed its benchmark index for the three- and ten-year periods ended December 31, 2014.

For the Great-West Moderate Profile II Fund, the Board noted that for the one-, three-, five- and ten-year periods ended December 31, 2014, the Fund was in the second, first, second and first quartiles, respectively, of its peer group. The Board also noted that, although the Fund underperformed its benchmark index for the one- and five-year periods ended December 31, 2014, it outperformed its benchmark index for the three- and ten-year periods ended December 31, 2014.

For the Great-West Moderately Conservative Profile II Fund, the Fund was in the second, third, third and second quartiles, respectively, of its peer group. The Board also noted that, although the Fund underperformed its benchmark index for the one- and five-year periods ended December 31, 2014, it outperformed its benchmark index for the three- and ten-year periods ended December 31, 2014.

For the Great-West Conservative Profile II Fund, the Fund was in the second, second, third and first quartiles, respectively, of its peer group. The Board also noted that, although the Fund underperformed its benchmark index for the one- and five-year periods ended December 31, 2014, it outperformed its benchmark index for the three- and ten-year periods ended December 31, 2014.

Costs and Profitability

The Board considered the costs of services provided and profits estimated to have been realized by GWCM from its relationship with the Funds. With respect to the costs of services, the Board considered the unified investment management fee structure of the Funds and the level of the investment management fee payable by the Funds. In evaluating the management fee and total expense ratio of the Fund's Initial Class, the Board considered the fees payable by and the total expense ratios of a peer group of funds managed by other investment advisers, as determined by Lipper, and of the entire Lipper peer universe. Specifically, the Board considered (i) each Fund's management fee as provided in the Advisory Agreement (the "Contractual Management Fee") and each Fund's management fee less certain non-management expenses such as audit and legal expenses (the "Management Fee Less Non-Management Expenses") in comparison to the contractual management fees of the peer group of funds, and (ii) each Fund's total expense ratio including underlying fund fees and expenses in comparison to the peer group funds' total expense ratios including underlying fund fees and expenses. The Board also considered each Fund's total expense ratio in comparison to the average and median expense ratios for all funds in the peer group and peer universe.

Based on the information provided, the Board noted that for the Great-West Aggressive Profile II Fund, the Fund's Contractual Management Fee and Management Fee Less Non-Management Expenses were lower than the average and the same as the median contractual management fee of its peer group of funds. The Board also noted that the Fund's total annual operating expense ratio was lower than the average and median total annual operating expense ratio of its peer group and peer universe and in the second quartile of its peer group (with the first quartile being the lowest expenses and the fourth quartile being the highest expenses).

For the Great-West Moderately Aggressive Profile II Fund, the Board noted that the Fund's Contractual Management Fee and Management Fee Less Non-Management Expenses were greater than the average and median contractual management fee of its peer group of funds. However, the Board noted that the Fund's total annual operating expense ratio was lower than the average and median total annual operating expense ratio of its peer group and peer universe of funds and in the first quartile of its peer group.

For the Great-West Moderate Profile II Fund, the Board noted that the Fund's Contractual Management Fee and Management Fee Less Non-Management Expenses were lower than the average and the same as the median contractual management fee of its peer group of funds. The Board also noted that the Fund's total annual operating expense ratio was lower than the average and median total annual operating expense ratio of its peer group and peer universe of funds and in the first quartile of its peer group.

For the Great-West Moderately Conservative Profile II Fund, the Board noted that, although the Fund's Contractual Management Fee was greater than the average and the median contractual management fee of its peer group of funds and the Fund's Management Fee Less Non-Management Expenses was greater than the median contractual management fee of its peer group of funds, the Fund's Management Fee Less Non-Management Expenses was lower than the average contractual management fee of its peer group of funds. The Board also noted that the Fund's total annual operating expense ratio was lower than the average and median total annual operating expense ratio of its peer group and peer universe of funds and in the second quartile of its peer group.

For the Great-West Conservative Profile Fund II, the Board noted that the Fund's Contractual Management Fee was lower than the average and greater than the median contractual management fee of its peer group of funds and the Fund's Management Fee Less Non-Management Expenses was lower than the average and the same as the median contractual management fee of its peer group of funds. The Board also considered that the Fund's total annual operating expense ratio was lower than the average and the median total annual operating expense ratio of its peer group and peer universe of funds and in the first quartile of its peer group.

The Board also received information regarding the fees charged by GWCM to separate accounts and other products managed by GWCM and noted that GWCM does not manage other client accounts in the same investment style as the Fund.

The Board further considered the overall financial soundness of GWCM and the profits estimated to have been realized by GWCM and its affiliates. The Board reviewed the financial statements and profitability information from GWCM. In evaluating the information provided by GWCM, the Board noted that there is no recognized standard or uniform methodology for determining profitability for this purpose. The Board noted that there are limitations inherent in allocating costs and calculating profitability for an organization such as GWCM, and that it is difficult to make comparisons of profitability between advisers because comparative information is not generally publicly available. The Board also reviewed GWCM's profitability information compared against the revenues of certain publicly-traded advisers to fund complexes and considered that while GWCM's profitability is reasonable, profitability information is affected by numerous factors, including the adviser's organization, capital structure and cost of capital, the types of funds it manages, its mix of business, and the adviser's assumptions regarding allocations of revenue and expenses. Based on the information provided, the Board concluded that the costs of the services provided and the profits estimated to have been realized by GWCM were reasonable in relation to the nature, extent and quality of the services provided.

Economies of Scale

The Board considered the extent to which economies of scale may be realized as the Funds grow and whether current fee levels reflect these economies of scale for the benefit of investors. In evaluating economies of scale, the Board considered, among other things, the current level of management fees payable by the Funds, comparative fee information, the profitability and financial condition of GWCM, and the current level of Fund assets. Based on the information provided, the Board concluded that, although there were no current breakpoints in the management fee, any economies of scale currently being realized were appropriately being reflected in the management fee paid by the Funds.

Other Factors

The Board considered ancillary benefits derived or to be derived by GWCM from its relationship with the Fund as part of the total mix of information evaluated by the Board. The Board noted where services were provided to the Funds by an affiliate of GWCM. The Board took into account the fact that the Funds are used as a funding vehicle under variable life and annuity contracts offered by insurance companies affiliated with GWCM and as a funding vehicle under retirement plans for which affiliates of GWCM may provide various retirement plan services. Additionally, the Board considered the extent to which GWCM's parent company, Great-West Life and Annuity Insurance Company, and its affiliated insurance companies may receive benefits under the federal income tax laws with respect to tax deductions and credits. The Board concluded that each Fund's management fees were reasonable, taking into account any ancillary benefits derived by GWCM.

Conclusion

Based upon all of the information considered and the conclusions reached, the Board determined that the terms of the Advisory Agreement continue to be fair and reasonable and that the continuation of the Advisory Agreement is in the best interests of each Fund.

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 1:16-cv-00230-CMA-MJW

JOAN OBESLO,
ROYCE HORTON,
DANIEL FISHER,
NATHAN COMER,
STEVE MIGOTTI,
VALERIE MIGOTTI,
JAMES DIMAGGIO,
ANNE HALL,
CAROL A. REYNON-LONGORIA,
on behalf of GREAT-WEST FUNDS, INC.,

     Plaintiffs,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

     Defendant.

ORDER GRANTING DEFENDANT'S MOTION TO DISMISS THE FIRST AMENDED COMPLAINT PURSUANT TO FED. R. CIV. P. 12(B)(6)

THIS MATTER, having come before the Court on Defendant's Motion to Dismiss

Plaintiff's First Amended Complaint, and the Court being fully advised, hereby GRANTS

Defendant's Motion. Plaintiff's First Amended Complaint is hereby dismissed with

prejudice.

Dated this _____ day of May, 2016.

                  _____
                  Christine M. Arguello
                  United States District Court Judge